
06014904

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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME CSR plc

*CURRENT ADDRESS Unit 400
Cambridge Science Park
Milton Road
Cambridge CB4 0WH
United Kingdom

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34988 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: EPS
DAT : 7/6/06




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RNS story

REG-CSR PLC Annual Report and Accounts

Released: 04/04/2006

RNS Number:9832A
CSR PLC
04 April 2006

CSR plc
Release of Annual Report
for the period ending 30 December 2005

CSR plc has mailed to shareholders its annual report and financial statements for the period ended 30 December 2005, together with the Notice of Annual General Meeting to be held on Tuesday 2 May 2006 at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 OWZ.

A copy of the annual report, the Notice of Annual General Meeting and the Form of Proxy has been submitted to the UK Listing Authority and is available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0)20 7066 1000

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 04/04/2006

RNS Number:9576A
CSR PLC
04 April 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

18,140,507 ordinary shares (14.08%)

Ends

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END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 04/04/2006

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RNS Number:9113A
CSR PLC
03 April 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from Morgan Stanley Securities Limited for itself and on behalf of direct and indirect holding companies of MSSL pursuant to Section 198 of the Companies Act 1985.

They have advised that following the disposal on 30 March 2006 of an interest in shares held by them, they no longer have a notifiable interest in the Company's shares.

Ends

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The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 30/03/2006

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RNS Number:7006A
CSR PLC
30 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

17,944,861 ordinary shares (13.97%)

Ends

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RNS story

REG-CSR PLC Holding(s) in Company

Released: 24/03/2006

RNS Number:3212A
CSR PLC
24 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification pursuant to Section 198 of the Companies Act 1985 from a discretionary investment manager that manages assets of various registered shareholders. The discretionary investment manager has advised that the shares held by the registered shareholders in the Company are as follows:

Wellington Management Company LLP,
acting as a discretionary investment manager
on behalf of various separate accounts,
holds in the aggregate

6,451,584 ordinary shares (5.02%)

Ends

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RNS story

REG-CSR PLC Director/PDMR Shareholding

Released: 23/03/2006

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RNS Number:3027A
CSR PLC
23 March 2006

CSR plc

(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that Mr. Anthony Carlisle, a non-executive director, today acquired 4,000 ordinary shares in the Company at £10.33 per share

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 22/03/2006

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RNS Number:1967A
CSR PLC
22 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

17,985,851 ordinary shares (14.00%)

Ends

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The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 21/03/2006

RNS Number:1351A
CSR PLC
21 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

17,928,645 ordinary shares (13.96%)

Ends

This information is provided by RNS
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END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 21/03/2006

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RNS Number:1088A
CSR PLC
21 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries.

5,095,839 ordinary shares (3.97%)

Part of this holding may relate to
hedging arrangements for customer transactions

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 08/03/2006

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RNS Number:5201Z
CSR PLC
08 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries has advised that following a disposal of shares it no longer has a notifiable interest in the Company's shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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RNS story

REG-CSR PLC Holding(s) in Company

Released: 08/03/2006

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RNS Number:4871Z
CSR PLC
08 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Morgan Stanley Securities Limited ('MSSL')
4,459,503 ordinary shares (3.47%)
which holding includes 4,459,503 ordinary shares which have been transferred to a third party on terms giving MSSL the right to require the return of an equivalent number of shares

This information is provided by RNS
The company news service from the London Stock Exchange

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RNS story

REG-CSR PLC Holding(s) in Company

Released: 07/03/2006

RNS Number:4130Z
CSR PLC
07 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

18,312,276 ordinary shares (14.26%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 07/03/2006

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RNS Number:4004Z
CSR PLC
07 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

17,847,276 ordinary shares (13.90%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 03/03/2006

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RNS Number:2880Z
CSR PLC
03 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries

3,875,172 ordinary shares (3.02%)

This information is provided by RNS
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 01/03/2006

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RNS Number:1443Z
CSR PLC
01 March 2006

1 March 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification pursuant to Section 198 of the Companies Act 1985 from a discretionary investment manager that manages assets of various registered shareholders. The discretionary investment manager has advised that the shares held by the registered shareholders in the Company are as follows:

Wellington Management Company LLP,
acting as a discretionary investment manager
on behalf of various separate accounts,
holds in the aggregate

5,209,469 ordinary shares (4.07%)

Ends

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The company news service from the London Stock Exchange

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RNS story

REG-CSR PLC Award of Share Options

Released: 01/03/2006

RNS Number:1297Z
CSR PLC
01 March 2006

1 March 2006

CSR plc
(the Company)

Announcement of the award of ordinary shares and share options in the Company pursuant to the Company's Share Award and Share Option Plans

Following a meeting of a committee of the Remuneration Committee of the Company held on Wednesday 1 March 2006, approving the award of shares and share options to be effective 1 March 2006, invitations have today been issued to directors to accept awards of shares and share options, pursuant respectively to rules of the CSR Share Award Plan and the CSR plc Share Option Plan. In each case the vesting of awards is subject to a three year retention period and the fulfilment of performance conditions. The awards made to Mr Scarisbrick comprise the quarterly allotment of share options and share awards in accordance with the terms of his service agreement as previously announced.

Director	Share Options Awarded	Option Price	Nil Cost Share Awards	Awards Market Value (£)
John Scarisbrick	39,948	£9.99	19,974	199,540
Glenn Collinson	22,022	£9.99	16,516	164,995
James Collier	24,525	£9.99	18,393	183,746
Paul Goodridge	33,033	£9.99	22,022	220,000

This information is provided by RNS
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For Immediate Release

28 February, 2006

CSR PLC
PRELIMINARY RESULTS FOR THE FOURTH QUARTER AND PERIOD ENDED 30 DECEMBER 2005

Record revenue, profit, cash flow and earnings per share for 2005. Strong growth outlook.

HIGHLIGHTS
Financial

- **Revenue**: Q4 up 104% to $162.9m (Q4 2004: $79.8m). Full year up 92% to $486.5m (2004: $253.1m).
- **Gross margin**: Q4 up to 46.9% (Q4 2004: 46.6%). Full year maintained at 46.9% (2004: 46.8%).
- **Operating profit**: Q4 up 103% to $38.1m (Q4 2004: $18.8m). Full year up 91% to $111.9m (2004: $58.5m).
- **Operating margin**: Q4 23.4% (Q4 2004: 23.6%). Full year 23.0% (2004: 23.1%).
- **Profit before tax**: Q4 up 104% to $38.6m (Q4 2004: $18.9m). Full year up 94% to $114.4m (2004: $59.0m).
- **Diluted earnings per share**: Q4 $0.21 (Q4 2004: $0.16) reduced by $0.04 for a non cash IAS 12 reclassification. Full year increased by 29% to $0.62 (2004: $0.48).
- **Operating cash**: Q4 up 300% to $44.0m (Q4 2004: $11.0m). Full year increased by 183% to $95.0m (2004: $33.6m).
- **Tax**: CSR became chargeable to tax for the first time at an effective rate of 27.3% (2004: tax credit of 4.4%).

Operational

- **Design wins**: secured over 460 new Bluetooth designs, 43% in handsets or headsets (2004: 346 and 31%).
- **Shipments**: shipped (directly and under manufacturing licence) over 150 million Bluetooth units.
- **Acquisitions**: significant IP and engineering resource gained with the acquisitions of Clarity Technologies, Inc. and UbiNetics' software business.
- **New products**: launched fifth generation of Bluetooth products, BlueCore5.

CSR plc [LSE:CSR], the wireless solutions provider and the leader in Bluetooth technology, announces its unaudited preliminary financial results for the fourth quarter and its audited financial results for the 52 weeks ended 30 December 2005.

Commenting, John Hodgson, CEO, said:
"These are very strong results with revenues and profit almost doubling, operating margin held virtually stable and record sales in the fourth quarter. They reflect the growth of the Bluetooth market, which we estimate has more than doubled in unit terms during the year, the strength of CSR's position within this market and our success in driving down the cost of our Bluetooth solutions, whilst simultaneously increasing their functionality and reducing their size and power consumption.

"During the year, we have continued to place emphasis on building research and development, sales and customer service, and this has delivered a strong flow of new products, design wins, and customer orders. We are also delighted with the progress made by our two acquisitions, Clarity Technologies, Inc, and UbiNetics' software business, which are now fully integrated into CSR and have broadened and deepened our technology resource.

"Looking ahead, we see the Bluetooth market continuing to expand. The 'attach rate' in mobile phones is increasing both as the demand for 'hands free calling' grows and as mobile phones increasingly move into services such as music streaming and gaming. Bluetooth is also being adopted in the wider electronic goods markets and in new application sectors such as automotive and consumer.

The combination of a fast growing Bluetooth market, our continued leadership in design wins and our knowledge of our customers' development programmes, make us confident for the outlook for 2006 as a whole.

"As planned, I am retiring from CSR at the end of this month, and John Scarisbrick is succeeding me. The handover process has worked very smoothly, aided by John's previous close familiarity with CSR through his time as a non-executive director, as well as his extensive knowledge and experience in the semiconductor industry. We have the right leader to take CSR forward and I can retire confident in the company's future while I look back over six years which I have enjoyed enormously."

Enquiries:

Paul Goodridge
Finance Director, CSR plc
+44 1223 692 000

Fiona Laffan/Tom Buchanan
Brunswick
+44 207 404 5959

About CSR

CSR is the leading global provider of Bluetooth technology and has developed expertise in other single-chip wireless communication standards such as Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband, microcontroller and software.

CSR has now launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. BlueCore4 remains the only EDR silicon to be shipping in volume today. In November 2004 CSR launched UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets.

BlueCore features in over 50 per cent of all Bluetooth devices shipped and over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Nokia, Dell, Panasonic, Samsung, Sharp, Motorola, IBM, Apple, LG, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products.

In March 2005, CSR acquired Clarity Technologies Inc., for its Clear Voice Capture (CVC) technology that enhances the audio performance of any voice-based product or system. Applications for CVC include wireless headsets, handsets and automotive hands free systems.

In August 2005, CSR completed the acquisition of UbiNetics' software business, providing a strong R&D team to accelerate its existing software development in Bluetooth, Wi-Fi and UWB. The UbiNetics team gives CSR the capacity to extend its offering to mobile handset customers.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com and the partner web site www.btdesigner.com

More information about Bluetooth technology can be found on the SIG web site at www.bluetooth.com

Financial Review

IFRS (International Financial Reporting Standards)

CSR adopted IFRS from 1 January 2005. All comparatives have been restated to comply with the requirements of IFRS. A full analysis of the restatements is given in note 8.

Fourth Quarter ended 30 December 2005

Revenue

Revenue for Q4 2005 amounted to $162.9 million, representing a slight increase from $162.5 million in Q3 2005, and a 104% increase over Q4 2004 revenue of $79.8 million. Once again the cellular market drove the strong revenue in the quarter with a slightly higher proportion of handset business to headset business compared to Q3 2005. Revenue phasing was concentrated towards the start of the quarter as consumer product seasonality resulted in a lower level of shipments leading up to the quarter end.

Revenue in Q4 2005 was derived predominantly from shipments of ICs. Royalty revenue resulting from shipments of BlueCore2 ROM parts under manufacturing licence reduced as expected to $1.1 million in the quarter (Q3 2005: $1.5 million).

Revenue shipped to the top 5 customers in the quarter represented 53% of total revenue (Q3 2005: 60%) with the largest customer representing 19% of total revenue (Q3 2005: 18%).

The blended average selling price (ASP) for CSR's products decreased by 7% from the Q3 2005 level as a result of a change in mix to lower value products. ASPs of individual products declined by on average between 3% and 4% compared to the prior quarter.

Gross Profit

Gross profit for the quarter was $76.4 million compared to $76.3 million in Q3 2005 and $37.2 million in Q4 2004. Gross margin was 46.9% of revenue, down very slightly compared to 47.0% in Q3 2005 (Q4 2004: 46.6%). Gross margins were largely maintained quarter on quarter as a result of product cost reductions offsetting the impact of ASP reductions.

Operating Expenses

Research and development (R&D) expenditure was $20.4 million in Q4 2005 compared to $17.0 million in Q3 2005, an increase of 20% (Q4 2004: $8.3 million). This increase results from a full quarter of UbiNetics' costs in Q4 2005 compared to half a quarter in Q3 2005, an increase in pre production engineering costs as well as costs relating to continued headcount growth. R&D expenditure represented 12.5% of revenue compared to CSR's long run R&D target of at least 17% of revenue. CSR is committed to continuing its investment in R&D.

Selling, general and administrative (SG&A) expenses were $18.0 million for Q4 2005 compared to $14.5 million in Q3 2005, an increase of 24% (Q4 2004: $10.1 million). Excluding the $1.1 million credit relating to the release of the onerous lease provision in Q3 2005 the quarter on quarter increase was $2.4 million. This increase resulted from a full quarter of UbiNetics' costs, continued headcount growth as well as one off staff related costs of just under $0.9 million including the share based payment charges as detailed below. SG&A costs represented 11% of revenue in Q4 2005 compared to CSR's long run target of between 10% and 12% of revenue.

Share based payment charges, recorded under IFRS 2, were $1.1 million for Q4 2005 representing an increase of $0.6 million compared to Q3 2005. This was a result of an additional non-cash charge of $0.4 million following the remuneration committee's decision to accelerate vesting on all of the departing CEO's remaining share options and performance shares to the date of his retirement. This will also result in an additional charge of $0.6 million in Q1 2006 up to the date of retirement on 28 February 2006.

Operating Profit

Operating profit for Q4 2005 was $38.1 million compared to $44.7 million in Q3 2005 and $18.8 million in Q4 2004. Operating margin was 23.4% in Q4 2005 compared to 27.5% in Q3 2005 (Q4 2004: 23.6%).

Earnings and Taxation

Profit before taxation in Q4 2005 was $38.6 million compared to $45.5 million for Q3 2005 and $18.9 million for Q4 2005. The tax charge for the quarter was $10.6 million giving an effective tax rate of 27.3%.

When UK employees exercise share options any gain they make is an allowable expense against corporation tax, thus reducing the corporation tax payable. Previously, CSR had credited the cash tax benefit relating to employee share option gains to the current year income statement tax charge. CSR's interpretation of the required accounting treatment under IFRS (specifically IAS 12) for this cash tax benefit has now changed; the revised treatment of the allowable gain (in excess of the related share option charges) is to credit equity rather than to credit the current year income statement. A cash tax benefit of $5.5 million was credited directly to equity in Q4 2005. Q3 2005 has been restated to reflect the revised treatment, with cash tax benefit being reclassified from the income statement to equity. This resulted in a cash tax benefit of $8.1 million being credited directly to equity in Q3 2005. The impact of this change on Q2 2005 and previous quarters was immaterial.

The total $13.6 million cash tax benefit in the year gained from share option exercises remains deductible against corporation tax. CSR expects a long term effective tax rate in the region of 27%.

Fully diluted earnings per share for Q4 2005 were $0.21 compared to $0.24 for Q3 2005, as restated (see note 3). The effect of the revised treatment described above was to reduce Q4 2005 diluted EPS by $0.04.

52 weeks ended 30 December 2005

Revenues
Revenues for 2005 amounted to $486.5 million, an increase of 92% (2004: $253.1 million).

Gross Profit
Gross profit for 2005 amounted to $228.1 million, an increase of 93% (2004: $118.4 million). Gross margin for 2005 increased to 46.9% from 46.8% in 2004.

Operating Expenses
Total operating expenses in 2005 were $116.2 million an increase of 94% (2004: $59.9 million).

R&D expenses were $60.3 million in 2005 representing 12.4% of revenue compared to $27.6 million and 10.9% of revenue in 2004.

SG&A expenses were $55.8 million in 2005 representing 11.5% of revenue compared to $32.3 million and 12.8% of revenue in 2004.

Operating Profit
Operating profit for 2005 was $111.9 million compared to $58.5 million in 2004. The operating margin for 2005 was 23.0% compared to 23.1% in 2004.

Interest Receivable
Interest receivable for 2005 was $3.2 million compared to $1.2 million in 2004. The increase was predominantly due to the increased cash balance held by CSR during 2005 compared to 2004 as well as an increase in both GBP and USD interest rates.

Earnings and Taxation
Profit before taxation was $114.4 million or 23.5% of revenues in 2005 compared to $59.0 million or 23.3% of revenues in 2004.

CSR's effective corporation tax rate was 27.3% for 2005.

CSR became chargeable to tax in 2005 having fully recognised its brought forward tax losses during 2004.

Fully diluted earnings for 2005 were $0.62 per share compared to $0.48 per share for 2004, an increase of 29%.

Balance Sheet and Cash Flow

The aggregate of cash and cash equivalents and treasury deposits was $124.4 million at 30 December 2005, compared to $92.7 million at 30 September 2005 and $110.1 million at 31 December 2004.

Net cash inflow from operating activities was $44.0 million in Q4 2005 compared to $28.7 million in Q3 2005 (an increase of 53.3%) and $11.0 million in Q4 2004. Cash outflow on capital expenditure was $12.5 million in Q4 2005 largely as a result of the acquisition of 3 production flex testers for consignment at ASE in Taiwan. CSR's longer term target spend on tangible and intangible (mainly CAD) assets is estimated at 4% to 5% of revenues.

Accounts receivable decreased to $62.5 million at 30 December 2005 from $77.2 million at 30 September 2005 reflecting the phasing of revenue in October and November. Days sales outstanding (DSO) were 42 days at 30 December 2005 compared to 40 days at 31 December 2004.

Closing inventory was $69.7 million at 30 December 2005 compared to $56.1 million at 30 September 2005 and $30.1 million at 31 December 2004. In order to meet the frequent short lead time requests of our customers CSR aims to hold between 5 and 7 turns of inventory at any time. Inventory at 30 December 2005 represents just less than 5 turns. The increase in inventory year on year reflects the higher levels of business that CSR has achieved as well as a broader product range.

Operating Review

Marketplace

The Bluetooth market more than doubled in 2005 with market estimates of shipments of Bluetooth ICs of 317 million units compared to 142 million units in 2004 (source: IMS).

This considerable growth was driven largely by increased Bluetooth attach rates in mobile phones. Attach rates of Bluetooth into mobile phones grew to around 25% in 2005 from 14% in 2004. We expect that attach rates for 2006 will reach 35% for the year as a whole. Bluetooth is well established in all top tier mobile phone manufacturers' roadmaps with many high and mid-range phones now specifying its inclusion. The very low attach rates for Bluetooth in the US began to increase as the mono headset application gained some popularity.

Additionally, the mobile phone market is starting to see a trend towards handset manufacturers seeking space and cost efficiencies by specifying the integration of more than one non-cellular wireless technology onto one IC. This trend should favour suppliers such as CSR, with proven competence of wireless systems integration.

The headset market has also grown significantly in 2005 compared to 2004 driven by the proliferation of Bluetooth mobile phones. CSR's estimate is that the headset attach rate to Bluetooth enabled mobile phones was between 25% and 30% in 2005. The headset market continues to segment from very high end headsets with full feature sets to low cost headsets with less functionality. 2005 saw the introduction of the first stereo headphones which can be used for both voice calls and listening to music. We expect this market to show strong growth over the coming years.

The PC market for Bluetooth continues to grow with penetration of Bluetooth in laptops rising to the high teens percent in 2005 compared to 15% in 2004. We expect penetration rates to grow further as the stereo headphone market grows, VoIP calls using cordless headsets paired to PCs increase and the bandwidth of Bluetooth increases in 2007 and beyond, allowing very fast file transfer.

The automotive market provides a significant growth opportunity as the number of car manufacturers offering Bluetooth connectivity increases. In 2005 a number of mid-range car makers including Nissan, Renault, Ford and Toyota introduced Bluetooth connectivity as an optional extra for their customers. In addition to built-in Bluetooth, used predominantly for hands free calls via the car HiFi system, there is a significant aftermarket serviced by clip-on handsfree Bluetooth devices. At below 5%, attach rates are relatively low.

Music and gaming applications have started to appear in the consumer segment. Bluetooth connectivity for MP3 players is gaining traction, initially via plug-in adaptors enabling stereo headphones to be connected wirelessly. In the gaming segment, a console using an enhanced data rate Bluetooth wireless connection with the game-pads is due for launch in mid 2006.

The strong Bluetooth market opportunity is reflected by the high level of design activity. According to the Bluetooth Special Interest Group (www.bluetooth.com) qualified designs in 2005 increased by over 50% to 770.

CSR's Operational Status and Design Wins

In 2005, as in 2004, CSR won the majority of designs for end products or modules in every market segment into which Bluetooth is shipped.

In total, CSR won over 460 new designs in 2005 of which 43% (2004: 31%) were in the cellular sector (mobile phones and mono headsets). Over 70% of CSR's unit shipments were shipped into the cellular sector. CSR has won significant design wins in 5 of the top 6 mobile phone manufacturers during 2005. CSR retained its significant lead in the headset segment as a result of its solutions based approach, offering customers the highest level of integration on the market. CSR has won designs for 69% of all EDR (enhanced data rate) Bluetooth end products, mainly in the mobile phone and PC segments. CSR achieved a share of over 71% of all laptop design wins in 2005 and won every design for the Japanese PC manufacturers. In the automotive sector 77% of the designs were awarded to CSR. In the stereo headphone market CSR secured 69% of the available designs including wins for customers such as Nokia, Samsung, GN Netcom (Jabra), Philips for Siemens as well as I-Tech dynamic. CSR has also won a number of designs for plug-in adaptors for MP3 players during the year, most notably with Griffin in Q4 2005.

During Q4 2005, CSR won 32 designs from mobile phone customers which is 13 designs more than CSR's highest ever quarterly performance to date. Over 60% of these wins were with top tier phone manufacturers. Notable wins in the quarter included Kyocera, LG, Nokia, Pantech Curitel, Philips, Purple Labs, Quanta, Samsung, Research in Motion and TCL. CSR also won a cordless phone design for Alcatel in Q4 2005.

CSR's design win record in the headset segment continued to be very strong in Q4 2005 with notable wins with customers including Gennum Corporation, i Tech Dynamic, Logitech, Motorola, Nokia, Pantech Curitel and Philips.

In the PC sector, CSR won laptop designs with Asustek and Hewlett Packard in the quarter and won 55% of the PC peripherals designs. Notable design wins included printers from Canon and Seiko Epson and a mouse and keyboard from Logitech.

In the automotive sector CSR continued to win notable designs for customers including Bury GmbH, Delphi Corporation, Motorola and Tom Tom.

As a result of CSR's leadership position in all applications for Bluetooth, its unit market share in 2005 increased to over 50% from a 2004 share of 45%.

CSR's strategy of providing customers with solutions (including hardware, software and considerable engineering support) as well as the highest level of integration at competitive prices has enabled a strong market position versus competition. With CSR's fifth generation of silicon BlueCore5 already sampling with customers, CSR is well placed to capitalise on the considerable market opportunity in 2006 and beyond.

UniFi

Customers are in the process of laying out designs using UniFi, the industry's first single chip IEEE802.11a, b, g embedded solution specifically targeting the embedded market. UniFi's small size, low power, low cost and high performance together with CSR's ability to supply both Bluetooth and WiFi remains particularly attractive to a whole range of consumer electronics companies who cannot deploy existing PC centric WiFi solutions. At 3GSM in February 2006 CSR demonstrated Voice over WiFi (wVoIP) showing Bluecore and Unifi coexisting. In addition, Portalplayer demonstrated its reference design (expected availability in H2 2006) using CSR's UniFi and Portalplayer's core technology platforms to deliver wireless connectivity for multimedia devices with the optimum balance of battery life and performance.

CSR expects modest revenue from shipments of UniFi in 2006 becoming more significant in 2007.

People

Headcount has increased from 650 at the end of Q3 2005 to 688 at the end of Q4 2005 largely as a result of continued investment in R&D. Headcount has more than doubled from the beginning of 2005 when it was 316. This increase represents both headcount growth through acquisition as well as organic growth. The acquisition of Clarity Technologies Inc at the end of Q1 2005 and UbiNetics' software business in mid Q3 2005 added 240 new employees, predominantly engineers based in Cambridge, Bangalore and Detroit. Additionally CSR has continued to grow its engineering talent organically by recruiting engineers to support new R&D projects in Cambridge, Lund in Sweden and Sophia Antipolis in France.

Headcount growth in research, sales, marketing, applications engineering and operations is planned to continue to drive and support CSR's business growth.

Outlook

We expect the Bluetooth market to continue growing strongly in 2006 and estimate the year on year growth in unit shipments to be around 60%. Whilst the market is highly competitive, CSR's share of design wins remains strong. We will continue to drive down the average selling price of our products by between 15 and 20% in 2006 with the units shipped under manufacturing licence diminishing.

We expect CSR's revenue in Q1 2006 to be in the range of $125 million to $135 million, 88% to 104% higher than Q1 2005, and reflecting the established seasonality of the cellular market. As in Q1 2005, we have seen an acceleration in orders following the Chinese New Year and expect significant growth in Q2 2006.

The combination of a fast growing Bluetooth market, our continued leadership in design wins and our knowledge of our customers' development programmes, make us confident for the outlook for 2006 as a whole.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

Consolidated income statement

	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited) $'000	Q3 2005 Period from 2 July 2005 to 30 September 2005 (unaudited) $'000	Q4 2004 Period from 2 October 2004 to 31 December 2004 (unaudited) $'000	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited) $'000	2004 Year ended 31 December 2004 (audited) $'000
Revenue	162,933	162,457	79,793	486,531	253,146
Cost of sales	(86,520)	(86,167)	(42,580)	(258,418)	(134,763)
Gross profit	76,413	76,290	37,213	228,113	118,383
Research and development	(20,354)	(17,030)	(8,304)	(60,340)	(27,583)
Sales and marketing	(11,244)	(10,718)	(7,252)	(38,696)	(20,864)
Administrative expenses	(6,759)	(3,805)	(2,864)	(17,141)	(11,479)
Operating profit	38,056	44,737	18,793	111,936	58,457
Investment income	1,097	756	488	3,213	1,213
Finance costs	(597)	8	(366)	(783)	(690)
Profit before tax	38,556	45,501	18,915	114,366	58,980
Tax	(10,522)	(13,358)*	2,233	(31,210)	2,579
Profit for the period	28,034	32,143*	21,148	83,156	61,559
Earnings per share	$	$	$	$	$
Basic	0.22	0.26*	0.17	0.67	0.53
Diluted	0.21	0.24*	0.16	0.62	0.48

* Restated due to the revised treatment of the cash tax benefit arising on share option gains under IFRS, see note 3

Consolidated statement of changes in shareholders' equity

	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited) $'000	Q3 2005 Period from 2 July 2005 to 30 September 2005 (unaudited) $'000	Q4 2004 Period from 2 October 2004 to 31 December 2004 (unaudited) $'000	2005 52 Weeks from 1 January 2005 to 30 December 2005 (audited) $'000	2004 Year ended 31 December 2004 (audited) $'000
At beginning of period	220,736	178,469	133,593	155,485	35,393
Profit for the period	28,034	32,143*	21,148	83,156	61,559
Issue of share capital	1,254	1,113	496	3,402	74,553
Share issue costs	-	-	-	-	(5,531)
Redemption of redeemable preference shares	-	-	-	-	(11,189)
Exchange differences on translation of foreign operations	(36)	(11)	-	(47)	-
Share based payments	1,095	545	248	2,408	700
Deferred tax benefit on share option gains	21,282	-	-	21,282	-
Current tax benefit on share option gains	5,479	8,053*	-	13,532	-
(Losses) gains on cash flow hedges	(1,752)	581	-	(3,828)	-
Net tax on cashflow hedges in equity	347	(181)	-	936	-
Transferred to profit on cash flow hedges	598	24	-	711	-
At end of period	277,037	220,736*	155,485	277,037	155,485

* Restated due to the revised treatment of the cash tax benefit arising on share option gains under IFRS, see note 3

Consolidated balance sheet

	30 December 2005 (audited) $'000	30 September 2005 (unaudited) $'000	31 December 2004 (audited) $'000
Non-current assets			
Goodwill	52,697	48,293	-
Other intangible assets	25,508	25,322	6,350
Property, plant and equipment	22,541	13,575	6,475
Deferred tax asset	18,137	1,448	8,112
	118,883	88,638	20,937
Current assets			
Inventory	69,672	56,095	30,088
Trade and other receivables	75,287	88,626	35,952
Treasury deposits	25,000	5,000	35,000
Cash and cash equivalents	99,386	87,681	75,074
	269,345	237,402	176,114
Total assets	388,228	326,040	197,051
Current liabilities			
Trade and other payables	95,590	93,349	35,803
Tax liabilities	1,932	1,033*	71
Obligations under finance leases	3,806	3,207	580
Cash flow hedges	3,828	2,076	-
Provisions	4,056	3,887	2,346
	109,212	103,552*	38,800
Net current assets	160,133	133,850*	137,314
Non-current liabilities			
Obligations under finance leases	1,979	1,588	1,160
Long-term provisions	-	164	1,606
	1,979	1,752	2,766
Total liabilities	111,191	105,304*	41,566
Net assets	277,037	220,736*	155,485
Equity			
Share capital	228	226	218
Share premium account	81,161	79,909	77,769
Capital redemption reserve	950	950	950
Merger reserve	61,574	61,574	61,574
Hedging reserve	(2,181)	(1,374)	-
Share based payment reserve	3,167	2,072	759
Retained earnings	132,138	77,379*	14,215
Total shareholders' equity	277,037	220,736*	155,485

* Restated due to the revised treatment of the cash tax benefit arising on share option gains under IFRS, see note 3

Consolidated cash flow statement

	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited) $'000	Q3 2005 Period from 2 July 2005 to 30 September 2005 (unaudited) $'000	Q4 2004 Period from 2 October 2004 to 31 December 2004 (unaudited) $'000	2005 52 Weeks from 1 January 2005 to 30 December 2005 (audited) $'000	2004 Year ended 31 December 2004 (audited) $'000
Net cash from operating activities	43,999	28,713	11,040	94,969	33,600
Investing activities					
Interest received	860	908	488	2,878	1,213
(Purchase) sale of treasury deposits	(20,000)	15,000	(10,000)	10,000	(35,000)
Purchases of property, plant and equipment	(10,674)	(2,522)	(2,375)	(17,250)	(4,827)
Purchases of intangible assets	(290)	(464)	(168)	(1,423)	(2,417)
Acquisition of subsidiaries	(1,391)	(46,461)	-	(64,464)	-
Net cash used in investing activities	(31,495)	(33,539)	(12,055)	(70,259)	(41,031)
Financing activities					
Dividends paid	-	-	-	-	(325)
Redemption of redeemable preference shares	-	-	-	-	(10,864)
Repayments of obligations under finance leases	(1,570)	(245)	(380)	(3,262)	(582)
Proceeds on issue of share capital	1,279	1,099	482	3,434	74,510
Share capital issue costs	-	-	-	-	(5,531)
Net cash (used in) from financing activities	(291)	854	102	172	57,208
Net increase (decrease) in cash and cash equivalents	12,213	(3,972)	(913)	24,882	49,777
Cash and cash equivalents at beginning of period	87,681	91,602	76,669	75,074	25,949
Effect of foreign exchange rate changes	(508)	51	(682)	(570)	(652)
Cash and cash equivalents at end of period	99,386	87,681	75,074	99,386	75,074

Part 2

Notes

1. Basis of preparation and accounting policies

Information in this preliminary announcement does not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. The financial information for the 52 weeks from 1 January 2005 to 30 December 2005 and the year ended 31 December 2004, presented in this preliminary announcement is extracted from, and is consistent with, that in the Group's audited financial statements for the 52 weeks from 1 January 2005 to 30 December 2005. The financial statements were approved by a duly appointed and authorized committee of the Board of Directors held on 27 February 2006; the auditors' report on these accounts was unqualified. The financial statements will be delivered to the Registrar of Companies following the Company's Annual General Meeting. Statutory accounts for the year ended 31 December 2004, which were prepared under accounting practices generally accepted in the UK, have been filed with the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2. Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
1 January 2004 – 31 December 2004	117,081,552	127,674,118
1 January 2005 – 30 December 2005	124,190,594	133,605,176
2 October 2004 – 31 December 2004	121,812,491	132,508,152
2 July 2005 – 30 September 2005	124,572,255	134,522,410
1 October 2005 – 30 December 2005	126,904,603	135,014,245

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options and share awards.

3. Restatement of Q3 2005 tax charge

When UK employees exercise share options any gain they make is an allowable expense against corporation tax thus reducing the corporation tax payable. To date, CSR had credited the cash tax benefit relating to employee share option gains to the current year income statement tax charge. CSR's interpretation of the required accounting treatment under IFRS (specifically IAS 12) for this cash tax benefit has now changed; the revised treatment of the allowable gain (in excess of the related share option charges) is to credit equity rather than to credit the current year income statement.

Q3 2005 has been restated to reflect this correct treatment, which has resulted in $8.1 million being credited directly to reserves in Q3 2005.

Extracts from Q3 2005	As previously stated	Adjustment	restated
	$'000	$'000	$'000
Tax charge	(7,885)	(5,473)	(13,358)
Profit for the period	**37,616**	**(5,473)**	**32,143**
	$	$	$
Basic EPS	0.30	(0.04)	0.26
Diluted EPS	0.28	(0.04)	0.24
	$'000	$'000	$'000
Profit for the period	37,616	(5,473)	32,143
Current tax benefit taken directly to equity	-	8,053	8,053
Shareholders' Equity	**218,156**	**2,580**	**220,736**
	$'000	$'000	$'000
Tax liabilities	(3,613)	2,580	(1,033)
Net assets	**218,156**	**2,580**	**220,736**

Q3 2005 has been restated such that the year to date (at 30 September 2005) effective tax rate was equal to the predicted full year effective tax rate of 27%. For the nine months ending 30 September 2005, an effective rate of 20% had previously been used, being 27% adjusted down for the expected effect of option exercises for the full year.

The effect of this correction is to increase the Q3 2005 tax charge by $5,473k making the effective rate for the first 9 months 27% (Q3 2005 – 29.4%), record a credit to reserves of $8,053k which represents the excess of deductible share option gains compared to the IFRS2 charges relating to those exercised options and a decrease in the corporation tax creditor of $2,580k which represents the difference between the estimated effective tax rate for the year to date previously presented of 20% and the actual equivalent rate experienced to the end of Q3 2005 of 16.7%.

4. **CSR's Calendar**

CSR operates a thirteen week quarter with 4 weeks (28 days) in the first 2 months and 5 weeks (35 days) in the final month of each quarter. The calculation of DSO therefore compares closing accounts receivable with revenue in the preceding 5 week period.

5. **Finance costs**

	Q4 2005	Q3 2005	Q4 2004	2005	2004
	Period from 1 October 2005 to 30 December 2005 (unaudited)	Period from 2 July 2005 to 30 September 2005 (unaudited)	Period from 2 October 2004 to 31 December 2004 (unaudited)	52 weeks from 1 January 2005 to 30 December 2005 (audited)	Year ended 31 December 2004 (audited)
	$'000	$'000	$'000	$'000	$'000
Interest expense and similar charges	(89)	(43)	(23)	(213)	(306)
Foreign exchange (losses) gains	(508)	51	(343)	(570)	(384)
Finance costs	(597)	8	(366)	(783)	(690)

6. Reconciliation of operating profit to net cash from operating activities

	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited) $'000	Q3 2005 Period from 2 July 2005 to 30 September 2005 (unaudited) $'000	Q4 2004 Period from 2 October 2004 to 31 December 2004 (unaudited) $'000	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited) $'000	2004 Year ended 31 December 2004 (audited) $'000
Operating profit	38,056	44,737	18,793	111,936	58,457
Adjustments for:					
Amortisation of intangible assets	1,623	1,391	557	4,817	2,040
Depreciation of property, plant and equipment	2,121	1,085	678	4,991	2,271
Loss on disposal of property, plant and equipment	84	3	163	87	186
Share related charge	1,095	545	248	2,408	700
Increase (decrease) in provisions	5	(60)	(79)	104	3,196
Operating cash flows before movements in working capital	42,984	47,701	20,360	124,343	66,850
(Increase) decrease in inventories	(13,577)	255	2,838	(39,584)	(23,208)
Decrease (increase) in receivables	16,341	(25,506)	(2,558)	(35,553)	(24,777)
Increase (decrease) in payables	2,365	10,195	(9,562)	54,078	16,982
Cash generated by operations	48,113	32,645	11,078	103,284	35,847
Foreign tax	60	(3)	-	(131)	(20)
Corporation tax paid	(4,085)	(3,886)	-	(7,971)	-
Repayment of Research and Development tax credit	-	-	-	-	(2,495)
Receipt of Research and Development tax credit	-	-	-	-	576
Interest paid	(89)	(43)	(38)	(213)	(308)
Net cash from operating activities	43,999	28,713	11,040	94,969	33,600

7. Acquisition of subsidiaries

UbiNetics VPT Limited

On 19 August 2005, the Group acquired 100% of the issued share capital of UbiNetics VPT Limited for cash consideration of $48 million.

	Book value $'000	Fair value adjustments $'000	Fair value $'000
Net current liabilities acquired	(926)	-	(926)
Property, plant and equipment	3,539	-	3,539
Intangible assets	-	14,000	14,000
Deferred tax on intangible assets	-	(4,200)	(4,200)
	2,613	9,800	12,413
Goodwill			36,907
Total consideration			49,320

	$'000
Satisfied by:	
Cash	48,000
Directly attributable costs	1,320
	49,320

Net cash outflow arising on acquisition	
Cash consideration	48,000
Directly attributable costs	1,320
Cash and cash equivalents acquired	(1,779)
	47,541

Clarity Technologies, Inc.

On 15 March 2005, the Group acquired 100% of the issued share capital of Clarity Technologies, Inc. for cash consideration of $17.1 million.

	Book value $'000	Fair value adjustments $'000	Fair value $'000
Net current assets acquired	112	(8)	104
Property, plant and equipment	425	(117)	308
Intangible assets	432	1,056	1,488
Deferred tax on intangible assets	-	(279)	(279)
	969	652	1,621
Goodwill			15,790
Total consideration			17,411
Satisfied by:			
Cash			17,100
Directly attributable costs			311
			17,411
Net cash outflow arising on acquisition			
Cash consideration			17,100
Directly attributable costs			311
Cash and cash equivalents acquired			(488)
			16,923

8. Transition to International Financial Reporting Standards

For all periods up to and including the year ended 31 December 2004, CSR prepared its financial statements in accordance with UK generally accepted accounting practice (UK GAAP). From 1 January 2005 CSR is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union.

Whilst the financial information included in this preliminary announcement has been computed in accordance with IFRSs, this announcement does not itself contain sufficient information to comply with IFRSs. The Company plans to publish full financial statements that comply with IFRSs in April 2006.

The financial information has been prepared on the basis of all applicable IFRS, including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) before 30 December 2005.

The rules for first adoption of IFRS are set out in IFRS1, "First-time Adoption of International Financial Reporting Standards". IFRS1 requires use of the same accounting policies in the IFRS transition balance sheet and for all periods presented thereafter. The accounting policies must comply with all IFRS effective at the reporting date for the first financial reporting under IFRS, the 52 weeks from 1 January 2005 to 30 December 2005.

IFRS1 permits companies adopting IFRS for the first time to take exemptions from the full requirements of IFRS in the transition period. This financial information has been prepared on the basis of taking the following exemptions:

(a) Business combinations prior to 1 January 2004 have not been restated to comply with IFRS3 "Business Combinations".

(b) Cumulative translation differences on foreign operations are deemed to be zero at 1 January 2004. Any gains and losses recognised in the consolidated income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to the transition date.

(c) IAS32 and IAS39 have been adopted from 1 January 2005. There is no effect on reported profits and no restatement of comparative information is required.

(d) Fixed assets have not been revalued as at the date of transition. The depreciated cost has been assumed as the effective carrying value for IFRS purposes.

The financial information presented for the periods ended 31 December 2004 (Q4 2004 and full year 2004) has been restated to comply with IFRS.

The adjustments to the income statements for Q4 2004 and 2004 all related to the recording of share related charges in accordance with IFRS 2; adjustments are shown in the tables below:

Q4 2004
Income Statement

	Under UK GAAP (unaudited) $'000	IFRS 2 – Share based payment (unaudited) $'000	Under IFRS (unaudited) $'000
Revenue	79,793	-	79,793
Cost of sales	(42,566)	(14)	(42,580)
Gross profit	37,227	(14)	37,213
Research and development	(8,196)	(108)	(8,304)
Sales and marketing	(7,167)	(85)	(7,252)
Administrative expenses	(2,823)	(41)	(2,864)
Operating profit	19,041	(248)	18,793
Investment income	488	-	488
Finance costs	(366)	-	(366)
Profit before tax	19,163	(248)	18,915
Tax	2,159	74	2,233
Profit for the period	21,322	(174)	21,148
Earnings per share	$		$
Basic	0.18		0.17
Diluted	0.16		0.16

Share-based payment

A charge of $248,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

Deferred tax

In accordance with IFRS 2, an increase of $74,000 was made to the tax credit, being 30% of the charge above.

Full year 2004
Income Statement

	Under UK GAAP (audited) $'000	IFRS 2 – Share based payment (audited) $'000	Under IFRS (audited) $'000
Revenue	253,146	-	253,146
Cost of sales	(134,721)	(42)	(134,763)
Gross profit	118,425	(42)	118,383
Research and development	(27,281)	(302)	(27,583)
Sales and marketing	(20,710)	(154)	(20,864)
Administrative expenses	(11,702)	223	(11,479)
Operating profit	58,732	(275)	58,457
Investment income	1,213	-	1,213
Finance costs	(690)	-	(690)
Profit before tax	59,255	(275)	58,980
Tax	2,496	83	2,579
Profit for the period	61,751	(192)	61,559
Earnings per share	$		$
Basic	0.53		0.53
Diluted	0.48		0.48

Share-based payment

A charge of $700,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

A credit of $425,000 was recorded in respect of the reversal of the UITF 17 share related charge, previously recognised under UK GAAP, as this transaction fell outside the scope of IFRS 2. This was allocated between sales and marketing and administrative expenses.

Deferred tax

In accordance with IFRS 2, an increase of $83,000 was made to the tax credit, being 30% of the charge above.

Excluding reclassifications, the adjustments to the balance sheets for 2004 related to the recording of share related charges in accordance with IFRS 2. The IFRS 2 adjustments are shown in the tables below together with the reclassification adjustments:

2004
Balance Sheet

	Under UK GAAP 31 December 2004 (audited) $'000	IFRS 2 – Share based payment (audited) $'000	Other standards - Reclassifications (audited) $'000	Under IFRS 31 December 2004 (audited) $'000
Non-current assets				
Other intangible assets	-	-	6,350	6,350
Tangible assets	12,825	-	(6,350)	6,475
Deferred tax asset	-	83	8,029	8,112
	12,825	83	8,029	20,937
Current assets				
Inventory	30,088	-	-	30,088
Trade and other receivables	43,981	-	(8,029)	35,952
Treasury deposits	108,167	-	(73,167)	35,000
Cash and cash equivalents	1,907	-	73,167	75,074
	184,143	-	(8,029)	176,114
Total assets	196,968	83	-	197,051
Current liabilities				
Trade and other payables	36,454	-	(651)	35,803
Tax liabilities	-	-	71	71
Obligations under finance leases	-	-	580	580
Provisions	-	-	2,346	2,346
	36,454	-	2,346	38,800
Net current assets	147,689	-	(10,375)	137,314
Non-current liabilities				
Obligations under finance leases	1,160	-	-	1,160
Long-term provisions	3,952	-	(2,346)	1,606
	5,112	-	(2,346)	2,766
Total liabilities	41,566	-	-	41,566
Net assets	155,402	83	-	155,485
Equity				
Share capital	218	-	-	218
Share premium account	77,769	-	-	77,769
Capital redemption reserve	950	-	-	950
Merger reserve	61,574	-	-	61,574
Share based payment reserve	-	759	-	759
Retained earnings	14,891	(676)	-	14,215
Total equity	155,402	83	-	155,485

Share based payment

A share based payment reserve of $759,000 was recorded, representing the charge of $248,000 for Q4 2004 and a charge of $511,000 for all preceding periods.

Deferred tax

The deferred tax asset was increased by $83,000 being the additional taxation benefit in the year from the recording of share based payment charges under IFRS 2.

$8,029,000 was reclassified from trade and other receivables to deferred tax assets.

Intangible assets

At 31 December 2004, the adoption of IFRS resulted in the reclassification of $6,350,000 of computer software as intangible assets, mainly being licences for CAD tools.

Treasury deposits

At 31 December 2004, the adoption of IFRS resulted in the reclassification of $73,167,000 as cash and cash equivalents.

Other changes

Tax liabilities are shown separately on the face of the balance sheet, this resulted in the reclassification of $71,000 from trade and other payables to tax liabilities.

Liabilities related to the purchase of intangible licences under payment plans have been reclassified as finance leases.

Under IFRS, provisions should be split between shorter than one year and greater than one year. At 31 December 2004, this resulted in the reclassification of $2,346,000 to provisions less than one year.

The adjustments to the cash flow statements for Q4 2004 and 2004 related to the recording of share related charges in accordance with IFRS 2, the change in classification of intangible assets and finance leases and the change in definition of treasury deposits. The adjustments are shown in the tables below:

Q4 2004

Cash flow statement

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Net cash from operating activities	11,040	-	11,040
Investing activities			
Interest received	488	-	488
Purchase of treasury deposits	(7,684)	(2,316)	(10,000)
Purchases of property, plant and equipment	(2,923)	548	(2,375)
Purchases of intangible assets	-	(168)	(168)
Net cash used in investing activities	(10,119)	(1,936)	(12,055)
Financing activities			
Proceeds on issue of share capital	482	-	482
Repayment of obligations under finance leases	-	(380)	(380)
Net cash from financing activities	482	(380)	102
Net increase (decrease) in cash and cash equivalents	1,403	(2,316)	(913)
Cash and cash equivalents at beginning of period	1,186	75,483	76,669
Effect of foreign exchange rate changes	(682)	-	(682)
Cash and cash equivalents at end of period	1,907	73,167	75,074

Q4 2004
Reconciliation of operating profit to net cash from operating activities

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Operating profit	19,041	(248)	18,793
Adjustments for:			
Amortisation of intangible assets	-	557	557
Depreciation of property, plant and equipment	1,235	(557)	678
Loss on disposal of property, plant and equipment	163	-	163
Share related charge	-	248	248
Decrease in provisions	(79)	-	(79)
Operating cash flows before movements in working capital	20,360	-	20,360
Decrease in inventories	2,838	-	2,838
Increase in receivables	(2,558)	-	(2,558)
Decrease in payables	(9,562)	-	(9,562)
Cash generated by operations	11,078	-	11,078
Interest paid	(38)	-	(38)
Net cash from operating activities	11,040	-	11,040

Full year 2004
Cash flow statement

	Under UK GAAP (audited) $'000	Adjustments (audited) $'000	Under IFRS (audited) $'000
Net cash from operating activities	33,600	-	33,600
Investing activities			
Interest received	1,213	-	1,213
Purchase of treasury deposits	(83,904)	48,904	(35,000)
Purchases of property, plant and equipment	(7,624)	2,797	(4,827)
Purchases of intangible assets	-	(2,417)	(2,417)
Net cash used in investing activities	(90,315)	49,284	(41,031)
Financing activities			
Dividends paid	(325)	-	(325)
Redemption of preference shares	(10,864)	-	(10,864)
Repayment of obligations under finance leases	(202)	(380)	(582)
Proceeds on issue of share capital	74,510	-	74,510
Share capital issue costs	(5,531)	-	(5,531)
Net cash from financing activities	57,588	(380)	57,208
Net increase in cash and cash equivalents	873	48,904	49,777
Cash and cash equivalents at beginning of period	1,686	24,263	25,949
Effect of foreign exchange rate changes	(652)	-	(652)
Cash and cash equivalents at end of period	1,907	73,167	75,074

Full Year 2004
Reconciliation of operating profit to net cash from operating activities

	Under UK GAAP (audited) $'000	Adjustments (audited) $'000	Under IFRS (audited) $'000
Operating profit	58,732	(275)	58,457
Adjustments for:			
Amortisation of intangible assets	-	2,040	2,040
Depreciation of property, plant and equipment	4,311	(2,040)	2,271
Loss on disposal of property, plant and equipment	186	-	186
Share related charge	425	275	700
Increase in provisions	3,196	-	3,196
Operating cash flows before movements in working capital	66,850	-	66,850
Decrease in inventories	(23,208)	-	(23,208)
Increase in receivables	(24,777)	-	(24,777)
Increase in payables	16,982	-	16,982
Cash generated by operations	35,847	-	35,847
Foreign tax	(20)	-	(20)
Repayment of Research and Development tax credit	(2,495)	-	(2,495)
Receipt of Research and Development tax credit	576	-	576
Interest paid	(308)	-	(308)
Net cash from operating activities	33,600	-	33,600


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RNS story

REG-CSR PLC Holding(s) in Company

Released: 24/02/2006

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RNS Number:8906Y
CSR PLC
24 February 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Lloyds TSB Group Plc and its subsidiaries
4,151,435 ordinary shares (3.24%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 24/02/2006

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RNS Number:8903Y
CSR PLC
24 February 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries has advised that following a disposal of shares it no longer has a notifiable interest in the Company's shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUUMCPUPQURC




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RNS story

REG-CSR PLC Holding(s) in Company

Released: 14/02/2006

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RNS Number:3951Y
CSR PLC
14 February 2006

CSR plc
Section 198 notice

CSR plc("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

19,206,349 ordinary shares (14.99%)

Ends

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END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 13/02/2006

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RNS Number:3334Y
CSR PLC
13 February 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

The Goldman Sachs Group, Inc.,
on behalf of itself and its subsidiaries

4,025,251 ordinary shares (3.14%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 09/02/2006

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RNS Number:2127Y
CSR PLC
09 February 2006

9 February 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification pursuant to Section 198 of the Companies Act 1985 from a discretionary investment manger that manages assets of various registered shareholders. The discretionary investment manager has advised that the shares held by the registered shareholders in the Company are as follows:

Wellington Management Company LLP, acting as a discretionary investment manager on behalf of various separate accounts, holds in the aggregate 3,920,991 ordinary shares (3.06%)

Ends

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END
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Investor Relations

RNS story

REG-CSR PLC Holding(s) in Company

Released: 09/02/2006

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RNS Number:1491Y
CSR PLC
09 February 2006

9 February 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL) (including direct and indirect subsidiaries) and FMR Corp (including direct and indirect subsidiaries) both being non-beneficial holders 20,026,749 ordinary shares (15.63%)
Ends

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END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 20/01/2006

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RNS Number:2188X
CSR PLC
20 January 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification pursuant to Section 198 of the Companies Act 1985 from Wellington Management Company, LLP a discretionary investment manager that manages assets of various registered shareholders.

Wellington Management Company, LLP has advised that following a disposal of shares by the registered shareholders on behalf of whom they act, they no longer have a notifiable interest in the Company.

Ends

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END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 12/01/2006

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RNS Number:8552W
CSR PLC
12 January 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

18,056,673 ordinary shares (14.11%)

Ends

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The company news service from the London Stock Exchange

END
HOLGUUMAGUPQGWP




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RNS story

REG-CSR PLC Holding(s) in Company

Released: 11/01/2006

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RNS Number:7653W
CSR PLC
11 January 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

17,063,951 ordinary shares (13.34%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGUUGWGUPQGUG




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RNS story

REG-CSR PLC Notice of Results

Released: 04/01/2006

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RNS Number:4283W
CSR PLC
04 January 2006

4 January 2006

CSR plc
Notice of Preliminary Results

CSR plc announces that it will release its preliminary results on Tuesday 28th February 2006.

Enquiries:

CSR
Paul Goodridge 01223 692 000

Brunswick
Tom Buchanan/Michelangelo Bendandi 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Investor Relations

RNS story

REG-CSR PLC Award of Options and Shares

Released: 15/12/2005

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RNS Number:7468V
CSR PLC
15 December 2005

CSR plc
(the Company)

Announcement of the award of share options and ordinary shares in the Company to Mr John Scarisbrick, CEO Designate

Following the appointment of Mr John Scarisbrick as CEO Designate, effective 1 December 2005 and in accordance with his service agreement, the terms of which were determined prior to Mr Scarisbrick joining the Company, awards of shares and share options have been made to Mr Scarisbrick as set out below.

Mr Scarisbrick has been awarded the first of four quarterly grants of options and shares pursuant respectively to rules of the CSR plc Share Option Plan and the CSR Share Award Plan. In each case, the vesting of his entitlements under these awards is subject to a three year retention period and the fulfilment of performance conditions. These awards are summarised in the table below.

In addition, in order to facilitate his recruitment, Mr Scarisbrick has also been awarded 100,000 ordinary shares in the Company. This award is subject to vesting after the satisfaction of conditions relating to service. Fifty per cent will vest on 30 November 2008, twenty five per cent will vest on 30 November 2009 and the balance will vest on 30 November 2010. Upon each vesting of the award, Mr Scarisbrick will subscribe for such shares in cash at a price per share equal to their nominal value.

Director	Share Options Awarded under the CSR Share Option Plan	Option Price	Nil Cost Share Awards under the CSR Share Award Plan	Share Awards Market Value
John Scarisbrick	45,114	£8.93	22,557	£201,434

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The company news service from the London Stock Exchange
END
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Investor Relations

RNS story

REG-CSR PLC Holding(s) in Company

Released: 09/12/2005

RNS Number:4071V
CSR PLC
09 December 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

15,328,985 ordinary shares (12.00%)

Ends

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The company news service from the London Stock Exchange

END
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Investor Relations

RNS story

REG-CSR PLC Holding(s) in Company

Released: 06/12/2005

RNS Number:2307V
CSR PLC
06 December 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, 3i Group plc has advised that following a disposal of shares it no longer has a notifiable interest in the Company's shares.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUGBGPUPAGAQ

REG-CSR PLC Director/PDMR Shareholding

Released: 06/12/2005

RNS Number:2245V
CSR PLC
06 December 2005

CSR plc
(the Company)

Directors Dealing

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company announces that on Tuesday 6 December 2005, certain directors exercised share options and certain directors and related parties separately sold at a price of £9.10 per share, ordinary shares in the Company. The stated holdings of the directors concerned after the exercise of options and subsequent sale of shares include those of related parties.

Director holding of Shares percentage issued share capital Company	Share Options Exercised	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining LTIP awards and Options over shares in the Company	Remaining Ordinary as a of the of the
John Hodgson	300,000	300,000	942,082	1,269,642	0.74%
James Collier	0	300,000	1,509,898	663,215	1.18%
Glenn Collinson	0	200,000	1,715,840	145,113	1.34%

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RNS story

REG-CSR PLC Holding(s) in Company

Released: 06/12/2005

RNS Number:2194V
CSR PLC
06 December 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification pursuant to Section 198 of the Companies Act 1985 from a discretionary investment manger that manages assets of various registered shareholders. The discretionary investment manager has advised that the shares held by the registered shareholders in the Company are as follows:

Wellington Management Company LLP,
acting as a discretionary investment manager
on behalf of various separate accounts,
holds in the aggregate

4,085,456 ordinary shares (3.20%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUGCGPUPAGWQ




Investor Relations

RNS story

REG-CSR PLC Holding(s) in Company

Released: 06/12/2005

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RNS Number:2160V
CSR PLC
06 December 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

13,646,185 ordinary shares (10.69%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUGPAPUPAGPQ

REG-CSR PLC Director/PDMR Shareholding

Released: 06/12/2005

RNS Number:2152V
CSR PLC
06 December 2005

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company announces that Mr Chris Ladas, Vice President, Manufacturing, on 5 December 2005 exercised 50,000 share options and on the same day in two separate transactions sold respectively 50,000 ordinary shares at £9.11 per share and 50,000 ordinary shares at $15.82 per share in the Company.

PDMR	Share Options Exercised	Remaining Share Options and Share Awards in the Company	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining holding as a percentage of the issued share capital of the Company
Chris Ladas	50,000	148,851	100,000	150,000	0.12%

This information is provided by RNS
The company news service from the London Stock Exchange

END




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RNS story

REG-CSR PLC Analyst and Investor Day

Released: 14/11/2005

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RNS Number:0539U
CSR PLC
14 November 2005

14 November 2005

CSR ANALYST AND INVESTOR DAY

CSR plc (LSE:CSR), a wireless solutions provider and leader in Bluetooth technology, is today hosting an analyst and investor day in Cambridge.

The presentations will cover the following topics:

- Bluetooth standard/business update
- UniFi and convergence
- Operations update
- Key financials

The presentations will commence at 1 pm on Monday 14 November 2005 and will be held at CSR offices, Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 OWZ.

No material new information and no information on current trading will be disclosed during these meetings. A copy of the presentations will be available on the CSR website (www.csr.com) from 1pm GMT / 8am ET on Monday 14 November 2005.

Ends

Enquiries:

Paul Goodridge	Fiona Laffan/Tom Buchanan
Finance Director, CSR plc	Brunswick
+44 1223 692 000	+44 207 404 5959

About CSR

CSR plc is the leading global provider of Bluetooth technology and has developed expertise in other single-chip wireless communication standards such as Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller.

CSR has now launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. BlueCore4 remains the only EDR silicon to be shipping in volume today. In November 2004 CSR launched UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets.

BlueCore features in over 50 per cent of all Bluetooth devices shipped and over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Nokia, Dell, Panasonic, Sharp, Motorola, IBM, Apple, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products.

In March 2005, CSR acquired Clarity Technologies Inc., for its Clear Voice

automotive hands free systems.

In August 2005, CSR completed the acquisition of UbiNetics' software business, providing a strong R&D team to accelerate its existing software development in Bluetooth, Wi-Fi and UWB. The UbiNetics team gives CSR the capacity to extend its offering to mobile handset customers.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com and the partner web site www.btdesigner.com

More information about Bluetooth technology can be found on the SIG web site at www.bluetooth.com

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCUAVWRVRRAAAA

REG-CSR PLC Director/PDMR Shareholding

Released: 07/11/2005

RNS Number:7475T
CSR PLC
07 November 2005

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company announces that Mr. Eric Janson, Vice President, CSR North America, on 4 November 2005 exercised 41,252 share options and on the same day sold 41,252 ordinary shares at Â£7.14 per share in the Company. Mr. Janson's holding after the sale includes ordinary shares held by related parties.

PDMR	Share Options Exercised	Remaining Share Options and Share Awards in the Company	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining holding as a percentage of the issued share capital of the Company
Eric Janson	41,252	113,850	41,252	129,548	0.10%

END
RDSFSEFLWSISELF

REG-CSR PLC Director/PDMR Shareholding

Released: 04/11/2005

RNS Number:6780T
CSR PLC
04 November 2005

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company announces that Mr Chris Ladas, Vice President, Manufacturing, on 3 November 2005 exercised 35,000 share options and on the same day in two separate transactions sold respectively 35,000 ordinary shares at Â£7.22 per share and 54,999 ordinary shares at $12.69 per share in the Company

PDMR	Share Options Exercised	Remaining Share Options and Share Awards in the Company	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining holding as a percentage of the issued share capital of the Company
Chris Ladas	35,000	198,851	89,999	200,000	0.16%

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSFSAFLLSISEFF



2 November 2005

UNAUDITED RESULTS FOR THE QUARTER ENDED 30 SEPTEMBER 2005
RECORD REVENUE, PROFIT AND CASH FLOW

CSR plc [LSE:CSR], a wireless solutions provider and leader in Bluetooth technology, today announces record results for the quarter ended 30 September 2005. In a separate release today, CSR announces the retirement of John Hodgson as of 28 February 2006 and the appointment of John Scarisbrick as his successor.

HIGHLIGHTS

Third Quarter 2005 Financial Highlights

- Revenue increased by 109% to $162.5 million (Q3 2004: $77.7 million)
- Gross margin of 47.0% (Q3 2004: 46.2%)
- Operating profit increased by 150% to $44.7 million (Q3 2004: $17.9 million)
- Operating margin of 27.5% (Q3 2004: 23.1%)
- Profit before tax increased by 151% to $45.5 million (Q3 2004: $18.1 million)
- Diluted earnings per share of $0.28 (Q3 2004: $0.14)
- Operating cash inflow increased by 363% to $28.7 million (Q3 2004: $6.2 million)

Third Quarter 2005 Operating Highlights

- Exceeded 150 million ICs (integrated circuits) shipped since inception
- Maintained strong design win momentum including wins with BenQ, Kyocera, LG, Nokia, Motorola, Philips, Samsung and Siemens
- Achieved 55 cellular (handset and headset) design wins (Q3 2004: 22)
- Integration of UbiNetics' software business proceeding to plan
- Launched BlueCore5, CSR's fifth generation Bluetooth solution

Commenting on the results, John Hodgson, CEO said:

"We are delighted to have delivered record revenue, operating profit and operating cash flow, all of which have more than doubled compared to the same quarter last year. We have seen strong demand for our Bluetooth solutions in the cellular sector and we remain well positioned to meet full year expectations as we move into the Christmas quarter.

We are confident in the outlook for continued revenue growth in 2006 and remain committed to further investment in R&D to drive revenue growth beyond 2006. The acquisition of UbiNetics' software business, the launch of our fifth generation Bluetooth solutions and the opening of a hardware design centre in Sophia Antipolis, France illustrate this commitment."

Enquiries:

Paul Goodridge
Finance Director, CSR plc
+44 1223 692 000

Fiona Laffan/Tom Buchanan
Brunswick
+44 207 404 5959

About CSR

CSR plc is the leading global provider of Bluetooth technology and has developed expertise in other single-chip wireless communication standards such as Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller.

CSR has now launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. BlueCore4 remains the only EDR silicon to be shipping in volume today. In November 2004 CSR launched UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets.

BlueCore features in over 50 per cent of all Bluetooth devices shipped and over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Nokia, Dell, Panasonic, Sharp, Motorola, IBM, Apple, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products.

In March 2005, CSR acquired Clarity Technologies Inc., for its Clear Voice Capture (CVC) technology that enhances the audio performance of any voice-based product or system. Applications for CVC include wireless headsets, handsets and automotive hands free systems.

In August 2005, CSR completed the acquisition of UbiNetics' software business, providing a strong R&D team to accelerate its existing software development in Bluetooth, Wi-Fi and UWB. The UbiNetics team gives CSR the capacity to extend its offering to mobile handset customers.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com and the partner web site www.btdesigner.com

More information about Bluetooth technology can be found on the SIG web site at www.bluetooth.com

Financial Review

IFRS (International Financial Reporting Standards)

CSR adopted IFRS from 1 January 2005. All comparatives have been restated to comply with the requirements of IFRS. A full analysis of the restatements is given in note 7.

Third Quarter ended 30 September 2005

Revenue

Revenue for Q3 2005 amounted to $162.5 million, representing a 71% increase from $94.8 million in Q2 2005, and a 109% increase over Q3 2004 revenue of $77.7 million. Strong demand for Bluetooth products shipping into the high volume handset and headset markets drove the expected acceleration in revenue in Q3 2005 compared to Q2 2005. Revenue in Q3 2005 was slightly higher than expected as it included some shipments that were originally forecast in Q4 2005.

Revenue in Q3 2005 was derived predominantly from shipments of ICs. Royalty revenue resulting from shipments of BlueCore2 ROM parts under manufacturing licence was $1.5 million in the quarter (Q2 2005: $1.7 million).

Revenue shipped to the top 5 customers in the quarter represented 60% of total revenue (Q2 2005: 66%) with the largest customer representing 18% of total revenue (Q2 2005: 20%).

The blended average selling price (ASP) for CSR's products increased by 2% from the Q2 2005 level as a result of a change in mix to higher value products including flash memory. ASPs of individual products declined as expected by on average between 4% and 5% compared to the prior quarter.

Gross Profit

Gross profit for the quarter was $76.3 million compared to $44.5 million in Q2 2005 and $35.9 million in Q3 2004. Gross margin was 47.0% of revenue, up very slightly from 46.9% in Q2 2005 (Q3 2004: 46.2%). Gross margin improved slightly in the quarter as a result of product cost reductions offsetting ASP reductions.

Operating Expenses

Research and development (R&D) expenditure was $17.0 million in Q3 2005 compared to $12.6 million in Q2 2005, an increase of 35% (Q3 2004: $7.4 million). A large proportion of this increase was due to the acquisition, on 19 August 2005, of the software business of UbiNetics, the costs of which are predominantly R&D related. Other contributors to the increase include continued investment in headcount as well as higher engineering costs. R&D expenditure represented 10.5% of revenue compared to CSR's long run R&D target of up to 17% of revenue. CSR is committed to continuing its investment in R&D.

Selling, general and administrative (SG&A) expenses were $14.5 million for Q3 2005 compared to $13.0 million in Q2 2005, an increase of 12% (Q3 2004: $10.6 million). Following the acquisition of UbiNetics' software business, CSR has decided to start to re-occupy its building on the Cambridge Science Park. As a result $1.1 million of the onerous lease provision, created in Q3 2004, has been credited to SG&A expenses in Q3 2005. Excluding the impact of the creation of the provision in Q3 2004 and partial credit in Q3 2005, SG&A expenses have increased by 20% compared to Q2 2005 and 101% compared to Q3 2004. This increase in SG&A expenses in Q3 2005 compared to Q2 2005 resulted from additional costs relating to the acquisition of UbiNetics' software business, higher revenue related costs including increased sales commissions and higher accruals for sales and profit related incentive plans.

Share based payment charges, recorded under IFRS 2, were $545,000 for Q3 2005 representing an increase of $69,000 compared to Q2 2005 as a result of a full quarter's charge following the grant of the 2005 share options after the AGM in May 2005. The impact of charges under IFRS 2 is expected to be less than 5% of earnings during the 2005 financial year.

Operating Profit

Operating profit for Q3 2005 was $44.7 million compared to $18.9 million in Q2 2005 and $17.9 million in Q3 2004. Operating margin was 27.5% in Q3 2005 compared to 19.9% in Q2 2005 (Q3 2004: 23.1%), as the growth in revenues more than offset the increase in operating expenses.

Earnings and Taxation

Profit before taxation in Q3 2005 was $45.5 million compared to $19.4 million for Q2 2005 and $18.1 million for Q3 2004.

CSR's effective corporation tax rate is now expected to be 20% for 2005. Although the longer term effective rate is estimated to be between 25% to 27%, the 2005 rate is now forecast at 20% as a result of the deduction available for share option gains made on options exercised by CSR employees in 2005 to date.

Fully diluted earnings for Q3 2005 were $0.28 per share compared to $0.11 per share for Q2 2005 (Q3 2004: $0.14).

Balance Sheet and Cash Flow

Cash and cash equivalents (including treasury deposits) were $92.7 million at 30 September 2005, compared to $111.6 million at 1 July 2005 and $101.7 million at 1 October 2004.

Net cash inflow from operating activities was $28.7 million in Q3 2005 compared to $17.3 million in Q2 2005 (an increase of 66%) and $6.2 million in Q3 2004. Cash outflow on capital expenditure was $3.0 million in Q3 2005 and $48 million was spent on the acquisition of UbiNetics' software business.

Accounts receivable increased to $77.2 million at 30 September 2005 from $28.5 million at 1 October 2004. Days sales outstanding (DSO) were 37 days at 30 September 2005 compared to 38 days at 1 October 2004 and 41 days at 1 July 2005 as a result of the payment of some September 2005 invoices by distributors to stay within credit limits.

Closing inventory was $56.1 million at 30 September 2005 compared to $32.9 million at 1 October 2004 and $56.4 million at 1 July 2005. The broadly flat inventory balance at the end of Q3 2005 compared to Q2 2005 reflects CSR's expectations for Q4 2005 revenue.

Operating Review

Market Conditions

The high level of design activity in the Bluetooth market in Q2 2005 was again evident in Q3 2005 with a total of 196 end products and modules being qualified in Q3 2005 compared to 186 in Q2 2005, an increase of 5%. Estimates (source IMS) of Bluetooth shipments are 270 million units in 2005 rising to 470 million units in 2006.

Operational Status and Design Wins

CSR's customers qualified 117 end products and modules in Q3 2005 (Q2 2005:109) using CSR's ICs (integrated circuits) (source Bluetooth Special Interest Group Website – www.bluetooth.com). This compares to 78 qualified end products and modules in Q3 2004, an increase of 50%. In the high volume cellular sector (mobile phones and headsets) CSR qualified 55 end products compared to 42 in Q2 2005 and 22 in Q3 2004.

Qualified products during the quarter included mobile phones, mono and stereo headsets, laptops, PDAs, PC peripherals, automotive and consumer products from 72 different customers.

In the mobile phone sector CSR continued its strong design win record with 19 (Q2 2005: 15) design wins representing more design wins than any other competitor. CSR's strong position with the top tier mobile phone manufacturers continued in Q3 2005 with notable wins with BenQ, Kyocera, LG, Nokia, Motorola, RIM and Samsung. CSR also achieved its first design win in a Philips mobile phone during the quarter.

CSR's design win record in the mono headset segment continued to be very strong with over 87% of available design wins. Notable design wins in the quarter included GN Netcom (Jabra brand), i Tech Dynamic, Logitech, Motorola, Nokia, Plantronics and Siemens. The US market is becoming increasingly aware of Bluetooth with TV advertising for Bluetooth headsets by both Motorola and Plantronics during the quarter.

In the PC sector, CSR won laptop designs with NEC and Sony in the quarter and won more PC peripherals (including PDAs, printers, cards and dongles) than any other competitor. Notable design wins included end products for Canon, Eastman Kodak, Fujitsu, MSI, NEC and RIM.

CSR won 13 designs with its BlueCore 4 solution with enhanced data rate (3MBPS) and shipments of BlueCore4 now exceed 8 million units to date.

In the automotive sector CSR won 93% of available designs in Q3 2005 (Q2 2005: 85%) including notable wins for customers including Bury GmbH, Delphi Corporation, Nokia and Tom Tom.

During Q3 2005 CSR passed the significant milestone of having shipped 150 million Bluetooth ICs since initial production of its first generation BlueCore1 IC in the year 2000.

Launch of BlueCore5 product range

In late September 2005, CSR announced the next generation of its Bluetooth offering which is expected to start volume production in 2006. This fifth generation of BlueCore includes ROM (Read Only Memory) and Multimedia variants.

BlueCore5-ROM has continued CSR's drive to offer the lowest cost and smallest Bluetooth implementation in the market; essential factors for success in targeting the competitive mobile phone market.

CSR's BlueCore5-Multimedia offers significant audio enhancements. An enhanced version of CSR's "Kalimba" Digital Signal Processor (DSP) is integrated in the Bluetooth chip and brings marked improvements to stereo audio performance. CSR also announced BlueCore5 FM the first of a series of broadcast reception capable chips which will integrate different radio technologies into the Bluetooth device, part of CSR's "BlueMedia" vision.

Kalimba is the focal point of the major enhancements in multimedia variants of BlueCore5 and is a key competitive differentiator. Via the acquisition of Clarity Technologies in Q1 2005 CSR now has access to Clear Voice Capture (CVC) technology which enhances voice quality in noisy environments by substantially reducing both interference (noise) and echo. CVC technology is incorporated into the DSP inside BlueCore5-Multimedia bringing an important differentiator to designers of automotive and voice applications. The CSR DSP also offers support for a wider range of CODECs (formats of compressed data, usually music) which brings power consumption improvements. This is an important factor for designers implementing Bluetooth for portable stereo music applications, such as wireless headphones for MP3 players.

UniFi
Customer interest continues to develop in UniFi, the industry's first single chip IEEE802.11a, b, g embedded solution specifically targeting the mobile phone and consumer electronics markets. The attraction of CSR's UniFi offering to mobile phone manufacturers is UniFi's small size, low power and low cost and CSR's ability to supply both Bluetooth and WiFi. Customers are in the process of laying out designs using UniFi. Modest revenue is expected in 2006 becoming more significant in 2007.

Acquisition of UbiNetics' Software Business
On 19 August 2005, CSR completed the acquisition of the software business of UbiNetics Holdings Limited (UbiNetics), a leading provider of communication protocol software for mobile phone manufacturers for consideration of $48 million payable in cash.

CSR plans to use UbiNetics' protocol software to provide multimode software to handset makers and to "bundle" UbiNetics' cellular multimode and HSDPA (high speed downlink packet access) stacks with CSR's existing wireless protocol and DSP software.

The UbiNetics R&D team will also develop UMA (Unlicensed Mobile Access) voice and data software for fixed-mobile convergence (FMC) handsets. CSR expects UMA to extend the potential market for its UniFi, BlueCore and, in the future, UWB (Ultra Wide Band) ICs.

Integration of UbiNetics' software business into CSR is progressing to plan and all UK based CSR and UbiNetics engineering staff are expected to be working together on the same site in Cambridge by the end of 2005.

People
Headcount increased from 422 at the end of Q2 2005 to 650 at the end of Q3 2005. This reflects the addition of 200 new employees, predominantly engineers based in Cambridge and Bangalore, through the acquisition of UbiNetics. In addition CSR has continued to invest in engineers to support new R&D projects and during the quarter opened a wireless hardware design centre in Sophia Antipolis in France to work primarily on the design of UWB radios.

Further recruitment in research, sales, marketing, applications engineering and operations is expected to support the business growth.

Outlook
The Bluetooth market in Q3 2005 has been particularly strong with significant demand for Bluetooth enabled mobile phones and headsets. CSR's continued market leading design win record in the cellular sector drove the expected increase in Q3 2005 revenues. Shipments at the beginning of Q4 2005 continue to reflect the increased end market demand for Bluetooth enabled products but as previously indicated, are expected to show some consumer product seasonality towards the end of the quarter and into January 2006. CSR is well positioned to meet full year expectations with Q4 2005 revenue at this stage expected to be in the range of $155 million to $165 million.

CSR has maintained its strong record of design wins in all applications throughout 2005 and the Board looks forward to 2006 with confidence.

Forward looking statements
With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

Consolidated income statement

	Q3 2005 Period from 2 July 2005 to 30 September 2005 (unaudited) $'000	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	Q3 2004 Period from 3 July 2004 to 1 October 2004 (unaudited) $'000	9 Months 2005 Period from 1 January 2005 to 30 September 2005 (unaudited) $'000	9 Months 2004 Period from 1 January 2004 to 1 October 2004 (unaudited) $'000
Revenue	162,457	94,781	77,671	323,598	173,353
Cost of sales	(86,167)	(50,306)	(41,776)	(171,898)	(92,183)
Gross profit	76,290	44,475	35,895	151,700	81,170
Research and development	(17,030)	(12,562)	(7,408)	(39,986)	(19,279)
Sales and marketing	(10,718)	(9,362)	(5,260)	(27,452)	(13,612)
Administrative expenses	(3,805)	(3,682)	(5,315)	(10,382)	(8,615)
Operating profit	44,737	18,869	17,912	73,880	39,664
Investment income	756	722	352	2,116	725
Finance costs	8	(156)	(198)	(186)	(324)
Profit before tax	45,501	19,435	18,066	75,810	40,065
Tax	(7,885)	(4,329)	317	(15,215)	346
Profit for the period	37,616	15,106	18,383	60,595	40,411
Earnings per share	$	$	$	$	$
Basic	0.30	0.12	0.15	0.49	0.35
Diluted	0.28	0.11	0.14	0.45	0.32

Consolidated statement of changes in shareholders' equity

	Q3 2005 Period from 2 July 2005 to 30 September 2005 (unaudited) $'000	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	Q3 2004 Period from 3 July 2004 to 1 October 2004 (unaudited) $'000	9 Months 2005 Period from 1 January 2005 to 30 September 2005 (unaudited) $'000	9 Months 2004 Period from 1 January 2004 to 1 October 2004 (unaudited) $'000
At beginning of period	178,469	165,159	114,537	155,485	35,393
Profit for the period	37,616	15,106	18,383	60,595	40,411
Issue of share capital	1,113	671	464	2,148	74,057
Share issue costs	-	-	-	-	(5,531)
Redemption of redeemable preference shares	-	-	-	-	(11,189)
Exchange differences on translation of foreign operations	(11)	-	-	(11)	-
Share based payments	545	476	209	1,313	452
Gains (losses) on cash flow hedges	581	(4,578)	-	(2,076)	-
Tax on items taken directly to equity	(174)	1,373	-	623	-
Transferred to profit on cash flow hedges	24	374	-	113	-
Tax credit on items transferred from equity	(7)	(112)	-	(34)	-
At end of period	218,156	178,469	133,593	218,156	133,593

Consolidated balance sheet

	30 September 2005 (unaudited) $'000	1 July 2005 (unaudited) $'000	31 December 2004 (unaudited) $'000	1 October 2004 (unaudited) $'000
Non-current assets				
Goodwill	48,293	15,511	-	-
Other intangible assets	25,322	11,858	6,350	6,532
Property, plant and equipment	13,575	9,155	6,475	4,174
Deferred tax asset	1,448	1,631	8,112	2,959
	88,638	38,155	20,937	13,665
Current assets				
Inventory	56,095	56,350	30,088	32,926
Trade and other receivables	88,626	61,066	35,952	35,874
Treasury deposits	5,000	20,000	35,000	25,000
Cash and cash equivalents	87,681	91,602	75,074	76,669
	237,402	229,018	176,114	170,469
Total assets	326,040	267,173	197,051	184,134
Current liabilities				
Trade and other payables	93,349	76,356	35,803	44,390
Tax liabilities	3,613	-	71	-
Obligations under finance leases	3,207	3,136	580	960
Cash flow hedges	2,076	2,657	-	-
Short-term provisions	3,887	3,158	2,346	2,235
	106,132	85,307	38,800	47,585
Net current assets	131,270	143,711	137,314	122,884
Non-current liabilities				
Obligations under finance leases	1,588	2,444	1,160	1,160
Long-term provisions	164	953	1,606	1,796
	1,752	3,397	2,766	2,956
Total liabilities	107,884	88,704	41,566	50,541
Net assets	218,156	178,469	155,485	133,593
Equity				
Share capital	226	221	218	217
Share premium account	79,909	78,801	77,769	77,274
Capital redemption reserve	950	950	950	950
Merger reserve	61,574	61,574	61,574	61,574
Translation reserve	(11)	-	-	-
Hedging reserve	(1,374)	(1,798)	-	-
Share based payment reserve	2,072	1,527	759	511
Retained earnings	74,810	37,194	14,215	(6,933)
Total equity	218,156	178,469	155,485	133,593

Consolidated cash flow statement

	Q3 2005 Period from 2 July 2005 to 30 September 2005 (unaudited) $'000	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	Q3 2004 Period from 3 July 2004 to 1 October 2004 (unaudited) $'000	9 Months 2005 Period from 1 January 2005 to 30 September 2005 (unaudited) $'000	9 Months 2004 Period from 1 January 2004 to 1 October 2004 (unaudited) $'000
Net cash from operating activities	28,713	17,316	6,174	50,970	22,560
Investing activities					
Interest received	908	622	352	2,018	725
Sale (purchase) of treasury deposits	15,000	-	(15,000)	30,000	(25,000)
Purchases of property, plant and equipment	(2,522)	(1,626)	(1,194)	(6,576)	(2,452)
Purchases of intangible assets	(464)	(618)	(643)	(1,577)	(2,249)
Acquisition of subsidiaries	(46,461)	-	-	(63,073)	-
Net cash used in investing activities	(33,539)	(1,622)	(16,485)	(39,208)	(28,976)
Financing activities					
Dividends paid	-	-	-	-	(325)
Redemption of redeemable preference shares	-	-	-	-	(10,864)
Repayments of obligations under finance leases	(245)	(750)	-	(1,248)	(202)
Proceeds on issue of share capital	1,099	648	450	2,155	74,028
Share capital issue costs	-	-	(179)	-	(5,531)
Net cash from (used in) financing activities	854	(102)	271	907	57,106
Net (decrease) increase in cash and cash equivalents	(3,972)	15,592	(10,040)	12,669	50,690
Cash and cash equivalents at beginning of period	91,602	76,126	86,765	75,074	25,949
Effect of foreign exchange rate changes	51	(116)	(56)	(62)	30
Cash and cash equivalents at end of period	87,681	91,602	76,669	87,681	76,669

Notes

1. **Earnings per ordinary share**

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
1 January 2004 – 1 October 2004	115,516,042	126,107,092
1 January 2005 – 30 September 2005	123,285,924	133,760,961
3 July 2004 – 1 October 2004	121,299,799	132,537,279
2 April 2005 – 1 July 2005	123,061,867	132,309,450
2 July 2005 – 30 September 2005	124,572,255	134,522,410

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

2. **CSR's Calendar**

CSR operates a thirteen week quarter with 4 weeks (28 days) in the first 2 months and 5 weeks (35 days) in the final month of each quarter. The calculation of DSO therefore compares closing accounts receivable with revenue in the preceding 5 week period.

3. **Finance costs**

	Q3 2005 Period from 2 July 2005 to 30 September 2005 (unaudited) $'000	**Q2 2005** Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	**Q3 2004** Period from 3 July 2004 to 1 October 2004 (unaudited) $'000	**9 Months 2005** Period from 1 January 2005 to 30 September 2005 (unaudited) $'000	**9 Months 2004** Period from 1 January 2004 to 1 October 2004 (unaudited) $'000
Interest expense and similar charges	(43)	(40)	(60)	(124)	(283)
Foreign exchange gains (losses)	51	(116)	(138)	(62)	(41)
Finance costs	8	(156)	(198)	(186)	(324)

4. **Reconciliation of profit from operations to net cash from operating activities**

	Q3 2005 Period from 2 July 2005 to 30 September 2005 (unaudited) $'000	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	Q3 2004 Period from 3 July 2004 to 1 October 2004 (unaudited) $'000	9 Months 2005 Period from 1 January 2005 to 30 September 2005 (unaudited) $'000	9 Months 2004 Period from 1 January 2004 to 1 October 2004 (unaudited) $'000
Profit from operations	44,737	18,869	17,912	73,880	39,664
Adjustments for:					
Amortisation of intangible assets	1,391	1,087	540	3,194	1,483
Depreciation of property, plant and equipment	1,085	967	568	2,869	1,593
Loss on disposal of property, plant and equipment	3	-	-	3	23
Share related charge	545	477	209	1,314	452
(Decrease) increase in provisions	(60)	927	3,086	99	3,275
Operating cash flows before movements in working capital	47,701	22,327	22,315	81,359	46,490
Decrease (increase) in inventories	255	(23,909)	(8,612)	(26,007)	(26,046)
Increase in receivables	(25,506)	(18,277)	(3,840)	(51,894)	(22,219)
Increase (decrease) in payables	10,195	37,295	(1,038)	51,713	26,544
Cash generated by operations	32,645	17,436	8,825	55,171	24,769
Foreign tax	(3)	(80)	(17)	(191)	(20)
Corporation tax paid	(3,886)	-	-	(3,886)	-
Repayment of Research and Development tax credit	-	-	(2,495)	-	(2,495)
Receipt of Research and Development tax credit	-	-	-	-	576
Interest paid	(43)	(40)	(139)	(124)	(270)
Net cash from operating activities	28,713	17,316	6,174	50,970	22,560

5. Acquisition of subsidiary – UbiNetics VPT Limited

On 19 August 2005, the Group acquired 100% of the issued share capital of UbiNetics VPT Limited for cash consideration of $48 million.

	Book value $'000	Fair value adjustments $'000	Fair value $'000
Net assets acquired	(926)	-	(926)
Property, plant and equipment	3,464	-	3,464
Intangible assets	-	14,000	14,000
	2,538	14,000	16,538
Goodwill			32,782
Total consideration			49,320
Satisfied by:			
Cash			48,000
Directly attributable costs			1,320
			49,320
Net cash outflow arising on acquisition			
Cash consideration			48,000
Cash and cash equivalents acquired			(1,779)
			46,221

6. Acquisition of subsidiary – Clarity Technologies, Inc.

On 15 March 2005, the Group acquired 100% of the issued share capital of Clarity Technologies, Inc. for cash consideration of $17.1 million.

	Book value $'000	Fair value adjustments $'000	Fair value $'000
Net assets acquired	112	(8)	104
Property, plant and equipment	425	(117)	308
Intangible assets	432	1,056	1,488
	969	931	1,900
Goodwill			15,511
Total consideration			17,411
Satisfied by:			
Cash			17,100
Directly attributable costs			311
			17,411
Net cash outflow arising on acquisition			
Cash consideration			17,100
Cash and cash equivalents acquired			(488)
			16,612

7. Financial information

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The financial information has been prepared on the basis of all applicable IFRS, including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) before 30 September 2005. These include IFRS endorsed by the EU and those awaiting formal endorsement.

At this stage of the development of IFRS, matters such as the interpretation and application surrounding it are continuing to evolve. In addition, IFRS currently in issue and adopted by the EU are subject to interpretation issued from time to time by the IFRIC and further standards may be issued by the IASB that will be adopted by the EU during 2005. Given these uncertainties, the financial information is subject to possible change when applied in CSR's first financial reporting under IFRS, the period 1 January 2005 to 30 December 2005.

The rules for first adoption of IFRS are set out in IFRS1, "First-time Adoption of International Financial Reporting Standards". IFRS1 requires use of the same accounting policies in the IFRS transition balance sheet and for all periods presented thereafter. The accounting policies must comply with all IFRS effective at the reporting date for the first financial reporting under IFRS, the period 1 January 2005 to 30 December 2005.

IFRS1 permits companies adopting IFRS for the first time to take exemptions from the full requirements of IFRS in the transition period. This financial information has been prepared on the basis of taking the following exemptions.

(a) Business combinations prior to 1 January 2004 have not been restated to comply with IFRS3 "Business Combinations".

(b) Cumulative translation differences on foreign operations are deemed to be zero at 1 January 2004. Any gains and losses recognised in the consolidated income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to the transition date.

(c) IAS32 and IAS39 have been adopted from 1 January 2005. There is no effect on reported profits and no restatement of comparative information is required.

(d) Fixed assets have not been revalued as at the date of transition. The depreciated cost has been assumed as the effective carrying value for IFRS purposes.

The financial information presented for the periods ended 1 October 2004 (Q3 2004 and 9 months 2004) has been restated to comply with IFRS.

The adjustments to the income statements for Q3 2004 and 9 months 2004 all related to the recording of share related charges in accordance with IFRS 2, adjustments are shown in the tables below:

Q3 2004

	Under UK GAAP (unaudited) $'000	IFRS 2 – Share based payment (unaudited) $'000	Under IFRS (unaudited) $'000
Revenue	77,671	-	77,671
Cost of sales	(41,764)	(12)	(41,776)
Gross profit	35,907	(12)	35,895
Research and development	(7,317)	(91)	(7,408)
Sales and marketing	(5,186)	(74)	(5,260)
Administrative expenses	(5,283)	(32)	(5,315)
Operating profit	18,121	(209)	17,912
Investment income	352	-	352
Finance income	(198)	-	(198)
Profit before tax	18,275	(209)	18,066
Tax	254	63	317
Profit for the period	18,529	(146)	18,383
Earnings per share	$		$
Basic	0.15		0.15
Diluted	0.14		0.14

Share-based payment

Under UK GAAP, an expense was recognised in the income statement for share options, excluding Save As You Earn options which were exempt, based on the difference between market price on the date of issue and the exercise price.

Under IFRS 2, an expense is recognised for all equity settled share options granted after 7 November 2002 which had not fully vested by 31 December 2004, based on the fair value of the options calculated using the appropriate pricing models.

A charge of $209,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

Deferred tax

In accordance with IFRS 2, an additional tax credit of $63,000 was recorded, being 30% of the adjustment above.

9 months 2004

	Under UK GAAP (unaudited) $'000	IFRS 2 – Share based payment (unaudited) $'000	Under IFRS (unaudited) $'000
Revenue	173,353	-	173,353
Cost of sales	(92,155)	(28)	(92,183)
Gross profit	81,198	(28)	81,170
Research and development	(19,085)	(194)	(19,279)
Sales and marketing	(13,543)	(69)	(13,612)
Administrative expenses	(8,879)	264	(8,615)
Operating profit	39,691	(27)	39,664
Investment income	725	-	725
Finance costs	(324)	-	(324)
Profit before tax	40,092	(27)	40,065
Tax	337	9	346
Profit for the period	40,429	(18)	40,411
Earnings per share	$		$
Basic	0.35		0.35
Diluted	0.32		0.32

Share-based payment

A charge of $452,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

A credit of $425,000 was recorded in respect of the reversal of the UITF 17 share related charge, previously recognised under UK GAAP, as this transaction fell outside the scope of IFRS 2. This was allocated between sales and marketing and administrative expenses.

Deferred tax

In accordance with IFRS 2, an additional tax credit of $9,000 was recorded, being 30% of the net of the two adjustments above.

Part 2

Excluding reclassifications, the adjustments to the balance sheets for Q3 2004 related to the recording of share related charges in accordance with IFRS 2. The IFRS 2 adjustments are shown in the tables below together with the reclassification adjustments:

Q3 2004

	Under UK GAAP 1 October 2004 (reviewed) $'000	IFRS 2 – Share based payment (unaudited) $'000	Other standards - Reclassifications (unaudited) $'000	Under IFRS 1 October 2004 (unaudited) $'000
Non-current assets				
Other intangible assets	-	-	6,532	6,532
Tangible assets	10,706	-	(6,532)	4,174
Deferred tax asset	-	9	2,950	2,959
	10,706	9	2,950	13,665
Current assets				
Inventory	32,926	-	-	32,926
Trade and other receivables	38,824	-	(2,950)	35,874
Treasury deposits	100,483	-	(75,483)	25,000
Cash and cash equivalents	1,186[1]	-	75,483	76,669
	173,419	-	(2,950)	170,469
Total assets	184,125	9	-	184,134
Current liabilities				
Trade and other payables	45,350	-	(960)	44,390
Obligations under finance leases	-	-	960	960
Short-term provisions	-	-	2,235	2,235
	45,350	-	2,235	47,585
Net current assets	128,069	-	(5,185)	122,884
Non-current liabilities				
Obligations under finance leases	1,160	-	-	1,160
Long term provisions	4,031	-	(2,235)	1,796
	5,191	-	(2,235)	2,956
Total liabilities	50,541	-	-	50,541
Net assets	133,584	9	-	133,593
Equity				
Share capital	217	-	-	217
Share premium account	77,274	-	-	77,274
Capital redemption reserve	950	-	-	950
Merger reserve	61,574	-	-	61,574
Share based payment reserve	-	511	-	511
Retained earnings	(6,431)	(502)	-	(6,933)
Total equity	133,584	9	-	133,593

Share based payment

A share based payment reserve of $511,000 was recorded, representing the charge of $452,000 for 9 months 2004 and a charge of $59,000 for all preceding periods.

Deferred tax

The deferred tax asset was increased by $9,000 being the additional taxation charge in the quarter from the recording of share based payment charges under IFRS 2.

Under IFRS, all deferred tax assets are shown as non-current assets, this resulted in the reclassification of $2,950,000 from trade and other receivables to deferred tax.

Intangible assets

Under UK GAAP, computer software costs were capitalised as tangible fixed assets. Under IFRS, computer software costs are capitalised as intangible assets. At 1 October 2004, this resulted in the reclassification of $6,532,000 of computer software as intangible assets, mainly being licences for CAD tools.

Treasury deposits

Under UK GAAP, treasury deposits are defined as all deposits with a maturity exceeding 24 hours at the balance sheet date. Under IFRS, treasury deposits are defined as all deposits with an initial term exceeding 90 days. At 1 October 2004, this resulted in the reclassification of $75,483,000 as cash and cash equivalents.

Other changes

Liabilities related to the purchase of intangible licences under payment plans have been reclassified as finance leases.

Provisions have been classified between greater than one year and less than one year.

The adjustments to the cash flow statements for Q3 2004 and 9 months 2004 related to the recording of share related charges in accordance with IFRS 2, the change in classification of intangible assets and finance leases and the change in definition of treasury deposits. The adjustments are shown in the tables below:

Q3 2004

Cash flow statement

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Net cash from operating activities	6,174	-	6,174
Investing activities			
Interest received	352	-	352
Purchase of treasury deposits	(5,127)	(9,873)	(15,000)
Purchases of property, plant and equipment	(1,837)	643	(1,194)
Purchases of intangible assets	-	(643)	(643)
Net cash used in investing activities	(6,612)	(9,873)	(16,485)
Financing activities			
Proceeds on issue of share capital	450	-	450
Share capital issue costs	(179)	-	(179)
Net cash from financing activities	271	-	271
Net decrease in cash and cash equivalents	(167)	(9,873)	(10,040)
Cash and cash equivalents at beginning of period	1,409	85,356	86,765
Effect of foreign exchange rate changes	(56)	-	(56)
Cash and cash equivalents at end of period	1,186	75,483	76,669

Reconciliation of profit from operations to net cash from operating activities

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Profit from operations	18,121	(209)	17,912
Adjustments for:			
Amortisation of intangible assets	-	540	540
Depreciation of property, plant and equipment	1,108	(540)	568
Share related charge	-	209	209
Increase in provisions	3,086	-	3,086
Operating cash flows before movements in working capital	22,315	-	22,315
Increase in inventories	(8,612)	-	(8,612)
Increase in receivables	(3,840)	-	(3,840)
Decrease in payables	(1,038)	-	(1,038)
Cash generated by operations	8,825	-	8,825
Foreign tax	(17)	-	(17)
Repayment of Research and Development tax credit	(2,495)	-	(2,495)
Interest paid	(139)	-	(139)
Net cash from operating activities	6,174	-	6,174

9 months 2004

Cash flow statement

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Net cash from operating activities	22,560	-	22,560
Investing activities			
Interest received	725	-	725
Purchase of treasury deposits	(76,220)	51,220	(25,000)
Purchases of property, plant and equipment	(4,701)	2,249	(2,452)
Purchases of intangible assets	-	(2,249)	(2,249)
Net cash used in investing activities	(80,196)	51,220	(28,976)
Financing activities			
Dividends paid	(325)	-	(325)
Redemption of preference shares	(10,864)	-	(10,864)
Repayment of obligations under finance leases	(202)	-	(202)
Proceeds on issue of share capital	74,028	-	74,028
Share capital issue costs	(5,531)	-	(5,531)
Net cash from financing activities	57,106	-	57,106
Net (decrease) increase in cash and cash equivalents	(530)	51,220	50,690
Cash and cash equivalents at beginning of period	1,686	24,263	25,949
Effect of foreign exchange rate changes	30	-	30
Cash and cash equivalents at end of period	1,186	75,483	76,669

Reconciliation of profit from operations to net cash from operating activities

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Profit from operations	39,691	(27)	39,664
Adjustments for:			
Amortisation of intangible assets	-	1,483	1,483
Depreciation of property, plant and equipment	3,076	(1,483)	1,593
Loss on disposal of property, plant and equipment	23	-	23
Share related charge	425	27	452
Increase in provisions	3,275	-	3,275
Operating cash flows before movements in working capital	46,490	-	46,490
Increase in inventories	(26,046)	-	(26,046)
Increase in receivables	(22,219)	-	(22,219)
Increase in payables	26,544	-	26,544
Cash generated by operations	24,769	-	24,769
Foreign tax	(20)	-	(20)
Repayment of Research and Development tax credit	(2,495)	-	(2,495)
Receipt of Research and Development tax credit	576	-	576
Interest paid	(270)	-	(270)
Net cash from operating activities	22,560	-	22,560


Investor Relations

RNS story

REG-CSR PLC Board Appointment

Released: 02/11/2005

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RNS Number:4925T
CSR PLC
02 November 2005

2 November 2005

CSR PLC Board Appointment

The Board of CSR plc ('the company') today announces that John Hodgson, CEO, will retire from the company on 28 February, 2006 and that John Scarisbrick, currently a non-executive director of the company is appointed CEO Designate with effect from 1 December, 2005 and CEO of the company with effect from 1 March, 2006.

John Scarisbrick, aged 52, joined the board of CSR in June 2004. He has extensive experience in the telecommunications and semiconductor sectors, having worked for Texas Instruments for 25 years in a variety of senior roles including President TI Europe. He managed TI's $5 billion Application Specific Products chip business and led the team which created TI's Digital Signal Processor business. He is currently a non-executive director of ARM Holdings plc, SonIM Technologies Inc and Intrinsity Inc and is chairman of Cambridge Positioning Systems Limited.

John Hodgson, aged 62, joined CSR as CEO in February 2000 and has guided the company through its successful initial public offering on the London Stock Exchange in February 2004 and managed its continued growth into a company reporting third quarter 2005 revenues of $162.5 million and an operating profit of $44.7 million.

John Whybrow, Chairman of CSR said:

"I would like to extend the Board's thanks to John Hodgson for his invaluable contribution to CSR. John has successfully led CSR through a period of tremendous growth and development. The Board and employees of CSR are immensely grateful for his leadership and dedication, and we wish him all the best for his retirement."

"Equally, we are delighted that following a rigorous process, the Board has chosen John Scarisbrick to lead CSR through the next phases of growth. John brings a proven leadership capability in managing growing semiconductor businesses. I have no doubt that John's skills and experience will make a significant contribution to the development of CSR in the future and enable us to take full advantage of the opportunities which we anticipate in the current and emerging wireless technology markets."

Enquiries:

Paul Goodridge	Fiona Laffan/Tom Buchanan
Finance Director, CSR plc	Brunswick
+44 1223 692 000	+44 207 404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
BOAIFFFLLELLIIE




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RNS story

REG-CSR PLC Holding(s) in Company

Released: 18/10/2005

RNS Number:8359S
CSR PLC
18 October 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, Lansdowne Partners Limited Partnership on behalf of client funds that it manages, has advised that following a disposal of shares, it no longer has a notifiable interest in the Company's shares.

Ends

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The company news service from the London Stock Exchange

END
HOLGUGBUUUPAGAR


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RNS story

REG-CSR PLC Holding(s) in Company

Released: 12/10/2005

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RNS Number:5656S
CSR PLC
12 October 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Lansdowne Partners Limited Partnership
on behalf of client funds that it manages

4,586,654 ordinary shares (3.63%)

This information is provided by RNS
The company news service from the London Stock Exchange
END
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REG-CSR PLC Holding(s) in Company

Released: 12/10/2005

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RNS Number:5444S
CSR PLC
12 October 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

12,103,885 ordinary shares (9.59%)

Ends

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END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 06/10/2005

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RNS Number:3281S
CSR PLC
06 October 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

11,134,285 ordinary shares (8.83%)

Ends

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The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Holding(s) in Company

Released: 06/10/2005

RNS Number:2904S
CSR PLC
06 October 2005

5 October 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

13,025,385 ordinary shares (10.32%)

Ends

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END
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REG-CSR PLC Director/PDMR Shareholding

Released: 26/09/2005

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RNS Number:7302R
CSR PLC
26 September 2005

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company announces that Mr Chris Ladas, Vice President, Manufacturing, on 23 September 2005 exercised share options and on the same day separately at a price of £6.65 per share, sold ordinary shares in the Company.

PDMR	Share Options Exercised	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining holding as a percentage of the issued share capital of the Company
Chris Ladas	25,000	25,000	254,999	0.020%

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END
RDSSEFSUMSISEEU

REG-CSR PLC CSR Launches BlueCore5

Released: 26/09/2005

RNS Number:7182R
CSR PLC
26 September 2005

26 September 2005

CSR LAUNCHES BLUECORE5

CSR plc (LSE: CSR.L) today launches its fifth generation of BlueCore, BlueCore5, the Bluetooth hardware and software solution. CSR also today launches its BlueMedia enhancements using new Digital Signal Processors (DSPs) embedded inside the Integrated Circuits (ICs) to bring both improved audio performance and added radio functionality.

The BlueCore5-Multimedia IC is aimed at the increasingly sophisticated Bluetooth accessory market including mono and stereo headsets, automotive systems and music players. This chip combines a fifth generation Bluetooth core, and uses the BlueMedia enhancement to embed CSR's latest generation ClearVoiceCapture (CVC) technology for improved on-chip echo cancellation and noise suppression.

BlueCore5-ROM is designed to provide the optimum low cost Bluetooth hardware solution. It features the fifth generation Bluetooth core as a stand-alone IC giving the lowest power consumption, cost and size in the industry, and is targeted for those applications, including the mobile phone, that already include a separate DSP co-processor.

BlueMedia enhanced DSP brings significant improvements to CSR's existing multimedia BlueCore silicon, which was launched 2 years ago. BlueCore5-Multimedia includes a doubling of the processing power of the DSP to 64 Million Instructions Per Second (MIPS). The memory in BlueCore5-Multimedia has also been upgraded and improvements to the internal stereo analogue now provide up to 90dB signal to noise ratio.

BlueMedia on-chip DSP enhancements are also used in its BlueCore5 ICs to offer other non-Bluetooth radios for broadcast reception. The first of these will be BlueCore5-FM, with FM radio embedded in the Bluetooth silicon. This IC is targeted at those applications that are looking to reduce the cost, size and power consumption of existing broadcast receivers at the same time as upgrading to include Bluetooth.

These features of BlueCore5 build on top of the now well-established Bluetooth v2.0+EDR (with faster 3Mbps data transfer rates). CSR remains the only company supplying EDR silicon in volume and has already shipped over 5 million chips.

BlueCore5-ROM will start sampling from Q4 2005. BlueCore5-Multimedia and BlueCore5-FM will start sampling in early 2006.

With BlueCore5-Multimedia and BlueMedia, headsets will be better sounding, longer lasting and cheaper to manufacture.

CSR's existing BlueCore solutions have more than 55% of the Bluetooth market and the overall market for Bluetooth enabled products continues to grow strongly. Annual Bluetooth IC shipments are forecast to increase by 93% to 270 million units in 2005 and by a further 63% to 470 million units in 2006 (source IMS).

Glenn Collinson, Co-founder and Sales Director, CSR commented, "BlueCore5 extends CSR's lead in Bluetooth with the first fifth generation Bluetooth solution with industry leading power figures as well as the first full support for the latest Bluetooth standard." Collinson continued, "this generation marks a significant step towards our vision of BlueMedia. By putting more focus on our strong DSP architecture we can integrate more technologies with the Bluetooth radio, and our customers can continue to improve their time to market even when the complexity of the modern device is exploding."

- ends

Enquiries:

Paul Goodridge
Finance Director, CSR
+44 1223 692 000

Fiona Laffan/Tom Buchanan
Brunswick
+44 207 404 5959

About CSR

CSR plc is the leading global provider of Bluetooth technology and has developed expertise in other single-chip wireless communication standards such as Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions for Bluetooth, based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller.

CSR has now launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. BlueCore4 remains the only EDR silicon to be shipping in volume today. In November 2004 CSR launched UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets.

BlueCore features in over 50 per cent of all Bluetooth devices shipped and over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Nokia, Dell, Panasonic, Sharp, Motorola, IBM, Apple, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products.

In March 2005, CSR acquired Clarity Technologies Inc., for its Clear Voice Capture (CVC) technology that enhances the audio performance of any voice-based product or system. Applications for CVC include wireless headsets, handsets and automotive hands free systems.

In August 2005, CSR completed the acquisition of UbiNetics' software business, providing a strong R&D team to accelerate its existing software development in Bluetooth, Wi-Fi and UWB. The UbiNetics team gives CSR the capacity to extend its offering to mobile handset customers.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com and the partner web site www.btdesigner.com.

More information about Bluetooth technology can be found on the SIG web site at www.bluetooth.com.

END
MSCEAXNDASASEFE




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RNS story

REG-CSR PLC Holding(s) in Company

Released: 22/09/2005

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RNS Number:6230R
CSR PLC
22 September 2005

CSR plc

Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

Morgan Stanley Securities Limited ('MSSL')
3,819,998 ordinary shares (3.03%)
which holding includes 1,780,338 ordinary shares which have been transferred to a third party on terms giving MSSL the right to require the return of an equivalent number of shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Investor Relations

RNS story

REG-CSR PLC Director/PDMR Shareholding

Released: 22/09/2005

RNS Number:5995R
CSR PLC
22 September 2005

22 September 2005

CSR plc
(the Company)

Directors Dealing

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company announces that on Wednesday 21 September 2005, certain directors exercised share options and certain directors separately sold at a price of £6.90 per share, ordinary shares in the Company. The stated holdings of the directors concerned after the exercise of options and subsequent sale of shares include those of related parties.

Director	Share Options Exercised	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining LTIP awards and Options over shares in the Company	Remaining holding of Ordinary Shares as a percentage of the issued share capital of the Company
John Hodgson	300,000	300,000	942,082	1,569,642	0.75%
Paul Goodridge	17,054	20,000	0	320,809	0%
James Collier	499,998	499,998	1,819,898	663,215	1.44%
Glenn Collinson	0	200,000	1,915,840	145,113	1.52%

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 20/09/2005

RNS Number:5210R
CSR PLC
20 September 2005

20 September 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from Lloyds TSB Group plc for itself and on behalf of its subsidiaries pursuant to Section 198 of the Companies Act 1985.

They have advised that following the disposal of an interest in shares held by them they no longer have a notifiable interest in the Company's shares.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
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REG-CSR PLC Section 198 Notice

Released: 16/09/2005

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RNS Number:3765R
CSR PLC
16 September 2005

16 September

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Lansdowne Partners Limited Partnership on behalf of client funds that it manages 5,820,503 ordinary shares (4.65%).

This information is provided by RNS
The company news service from the London Stock Exchange

END
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REG-CSR PLC Trading Update

Released: 15/09/2005

RNS Number:2925R
CSR PLC
15 September 2005

15 September 2005

Trading Update

CSR plc ("CSR"), a wireless solutions provider and leader in Bluetooth technology, announces the following trading update ahead of its close period for the third quarter ended 30 September 2005.

CSR indicated in its interim results announcement that it was well positioned in a growing Bluetooth market and expected significant acceleration of revenues in Q3 2005 to between $125 and $135 million compared to $94.8 million in Q2 2005.

Increasingly strong end market demand for high volume Bluetooth applications so far during Q3 2005 has resulted in higher than expected shipments for CSR, particularly in the mobile phone and headset markets. Consequently, CSR now expects that revenue will grow to between $155 and $160 million in Q3 2005. As a result of higher revenues, operating profits will exceed previous expectations.

At this stage CSR expects strong shipments to continue in October and November 2005, with some seasonality expected towards the end of Q4 2005.

A further update of Q4 2005 outlook will be provided with CSR's Q3 2005 results which will be announced on 2 November 2005.

Enquiries:

Paul Goodridge
Finance Director, CSR
+44 1223 692 000

Fiona Laffan/Tom Buchanan
Brunswick
+44 207 404 5959

About CSR

CSR plc (Cambridge Silicon Radio) is a leading global provider of wireless personal area network technology including Bluetooth and Wi-Fi. CSR offers the market leading solutions for Bluetooth and 802.11a/b/g.

CSR is now producing its fourth generation BlueCore devices for Bluetooth. BlueCore4 supports the Enhanced Data Rate (EDR) standard, which was ratified at the end of 2004. BlueCore4 remains the only EDR silicon to be shipping in volume today. In November 2004 CSR launched UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets.

BlueCore features in over 50 per cent of all Bluetooth devices shipped and over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Nokia, Dell, Samsung, Panasonic, Sharp, Motorola, IBM, Apple, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products.

In March 2005, CSR acquired Clarity Technologies Inc., for its Clear Voice Capture (CVC) technology that enhances the audio performance of any voice-based product or system. Applications for CVC include wireless headsets, handsets and automotive hands free systems.

In August 2005, CSR completed the acquisition of UbiNetics' software business, providing a strong R&D team to accelerate its existing software development in Bluetooth, Wi-Fi and UWB. The UbiNetics team gives CSR the capacity to extend

CSR has its headquarters in Cambridge, UK, and offices in Richardson and Detroit, USA; Tokyo, Japan; Seoul, Korea; Taipei, Taiwan; Aalborg, Denmark; Lund, Sweden; Shenzhen, China; Bangalore, India and Sophia Antipolis, France.

More information can be found at www.csr.com and the partner web site www.btdesigner.com

More information about Bluetooth can be found on the SIG web site at www.bluetooth.com

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

END
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RNS story

REG-CSR PLC Director/PDMR Shareholding

Released: 02/09/2005

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RNS Number:7444Q
CSR PLC
02 September 2005

CSR plc
(the Company)

Dealing by Person Discharging Managerial Responsibility

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company announces that Mr Chris Ladas, Vice President, Manufacturing, on 24 August 2005 exercised share options and on the same day separately at a price of £4.96 per share, sold ordinary shares in the Company.

PDMR	Share Options Exercised	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining holding as a percentage of the issued share capital of the Company
Chris Ladas	25,000	25,000	254,999	0.20%

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RECEIVED
2006 MAY 17 A 8:47


Investor Relations

RNS story

REG-CSR PLC Acquisition

Released: 19/08/2005

RNS Number:3092Q
CSR PLC
19 August 2005

19 August 2005

CSR plc
Completion of the acquisition
of UbiNetics' software business

Further to the announcement made on 28 July 2005, CSR plc (LSE: CSR.L), announces that, it has today completed the acquisition of UbiNetics' software business for a cash consideration of $48 million.

- ends -

About CSR

CSR plc (Cambridge Silicon Radio) is a leading global provider of wireless personal area network technology including Bluetooth and Wi-Fi. CSR offers the market leading solutions for Bluetooth, based on BlueCore and UniFi for 802.11a/b/g.

CSR is now producing its fourth generation BlueCore devices for Bluetooth. BlueCore4 supports the Enhanced Data Rate (EDR) standard, which was ratified at the end of 2004. BlueCore4 remains the only EDR silicon to be shipping in volume today. In November 2004 CSR launched UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets.

BlueCore features in over 50 per cent of all Bluetooth devices shipped and over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Nokia, Dell, Samsung, Panasonic, Sharp, Motorola, IBM, Apple, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products.

In March 2005, CSR acquired Clarity Technologies, Inc., for its Clear Voice Capture (CVC) technology that enhances the audio performance of any voice-based product or system. Applications for CVC include wireless headsets, handsets and automotive hands free systems.

CSR has its headquarters in Cambridge, UK, and offices in Richardson, Texas, and Detroit, Michigan, USA; Tokyo, Japan; Seoul, Korea; Taipei, Taiwan; Aalborg, Denmark and Lund, Sweden.

More information can be found at www.csr.com and the partner web site www.btdesigner.com
More information about Bluetooth can be found on the SIG web site at www.bluetooth.com

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 12/08/2005

RNS Number:0442Q
CSR PLC
12 August 2005

12 August 2005

CSR plc
Section 198 notice

CSR plc ('the Company') has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries has advised that following a disposal of shares it no longer has a notifiable interest in the Company's shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 05/08/2005

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RNS Number:7809P
CSR PLC
05 August 2005

5 August 2005

CSR plc
Section 198 Notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Lloyds TSB Group plc and its subsidiaries now controls 3,994,826 ordinary shares (3.21%).

This information is provided by RNS
The company news service from the London Stock Exchange

END
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csr


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RNS story

REG-CSR PLC Section 198 Notice

Released: 04/08/2005

RNS Number:7363P
CSR PLC
04 August 2005

4 August 2005

CSR plc
Section 198 Notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries now controls 4,078,824 ordinary shares (3.28%).

This information is provided by RNS
The company news service from the London Stock Exchange

END
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csr


Investor Relations

RNS story

REG-CSR PLC Section 198 Notice

Released: 04/08/2005

RNS Number:7362P
CSR PLC
04 August 2005

4 August 2005

CSR plc
Section 198 Notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

3i Group plc now controls 5,023,974 ordinary shares (4.04%)

This information is provided by RNS
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END
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REG-CSR PLC Section 198 Notice

Released: 02/08/2005

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RNS Number:6033P
CSR PLC
02 August 2005

2 August 2005

CSR plc
Section 198 Notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Lansdowne Partners Limited Partnership, on behalf of client funds that it manages, now controls 6,380,603 ordinary shares (5.13%).

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBLLFBEVBEBBQ

REG-CSR PLC Acquisition

Released: 28/07/2005

RNS Number:4041P
CSR PLC
28 July 2005

28 July 2005

CSR plc
Acquisition of UbiNetics' software business for $48 million

CSR plc ("CSR" or the "Company") (LSE:CSR), today announces that it has entered into an agreement with UbiNetics Holdings Limited to acquire UbiNetics' software business ("UbiNetics"), for a cash consideration of $48 million (the "Acquisition"). UbiNetics is based in Cambridge UK and specialises in communication protocol software for mobile phone manufacturers. The Acquisition will be financed entirely from CSR's existing cash resources.

The Acquisition will provide CSR with a strong R&D team to accelerate its existing software developments in Bluetooth, Wi-Fi and UWB (Ultra Wide Band). UbiNetics' team will also give CSR the capacity to extend its software offering to mobile handset customers. UbiNetics has 170 engineers located in Bangalore India and Shenzhen China, in addition to its Cambridge UK headquarters.

UbiNetics has been developing protocol stacks for GSM, GPRS, EDGE, WCDMA (UMTS) and HSDPA since 1999 and this valuable expertise will help to reinforce CSR's offering to cellular handset customers. CSR plans to use this existing intellectual property to provide multimode software to handset makers and to "bundle" UbiNetics' cellular multimode and HSDPA stacks with CSR's existing wireless protocol and DSP software. CSR will support UbiNetics' existing customers for its cellular multimode software, and will seek new business in this area, licensing its software to mobile phone companies.

The Board believes that the Acquisition will provide CSR with significant additional research and development engineering talent. CSR expects that this additional resource will increase R&D expenditure by approximately $4.5 million a quarter. UbiNetics currently has limited ongoing revenues.

Completion of the Acquisition is conditional inter alia on an agreed pre-sale reorganisation taking place within the UbiNetics group.

James Collier, Technical Director and Co-founder of CSR commented, "CSR continues to grow its software development activities. In the mobile phone market we see both call hand-off between cellular and local area networks and high speed data handling as key drivers for the widespread deployment of PAN and LAN. Together with UbiNetics, we will have all the experience, skills, track record and staff required to design the software for Universal Mobile Access and fixed-mobile converged phones. Looking ahead, we plan to extend the range of our products in order to simplify the complex integration task of the mixed hardware /software and multi-standard system that a cellular phone has become."

John Hodgson, CEO of CSR added, "In acquiring UbiNetics, we are exploiting our distinctive capabilities by extending CSR's capacity for sustainable innovation and by improving our ability to be flexible to market needs." Hodgson continued, "There is great synergy here, the UbiNetics team will join CSR to give us a world leading wireless software capability that will help sustain our clear competitive advantage."

JPMorgan Cazenove acted as financial adviser to CSR.

For further information:

CSR	Paul Goodridge	01223 692000
	James Collier	01223 692000

JPMorgan Cazenove	Charles Harman	020 7588 2828
	Sunil Duggal	020 7588 2828
Media enquiries:		
Brunswick	Fiona Laffan	020 7404 5959

- ends -

About CSR

CSR plc (Cambridge Silicon Radio) is a leading global provider of wireless personal area network technology including Bluetooth and Wi-Fi. CSR offers the market leading solutions for Bluetooth, based on BlueCore and UniFi for 802.11a/b/g.

CSR is now producing its fourth generation BlueCore devices for Bluetooth. BlueCore4 supports the Enhanced Data Rate (EDR) standard, which was ratified at the end of 2004. BlueCore4 remains the only EDR silicon to be shipping in volume today. In November 2004 CSR launched UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets.

BlueCore features in over 50 per cent of all Bluetooth devices shipped and over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Nokia, Dell, Samsung, Panasonic, Sharp, Motorola, IBM, Apple, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products.

In March 2005, CSR acquired Clarity Technologies, Inc., for its Clear Voice Capture (CVC) technology that enhances the audio performance of any voice-based product or system. Applications for CVC include wireless headsets, handsets and automotive hands free systems.

CSR has its headquarters in Cambridge, UK, and offices in Richardson, Texas, and Detroit, Michigan, USA; Tokyo, Japan; Seoul, Korea; Taipei, Taiwan; Aalborg, Denmark and Lund, Sweden.

More information can be found at www.csr.com and the partner web site www.btdesigner.com

More information about Bluetooth can be found on the SIG web site at www.bluetooth.com

About UbiNetics Holdings Limited
UbiNetics Holdings Limited is a Cambridge UK based company specialising in communication protocol software for mobile phone makers. In May 2005, UbiNetics Holdings Limited sold its test and measurement business which accounted for the majority of revenues and assets to Aeroflex Test Solutions Limited. The remaining business which is being acquired by CSR had gross assets of £3.6m and incurred an operating loss of £11.1m for the year ended 31 December 2004.

END
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Part 1


csr

Changing the way the world connects

CSR plc Interim Report 2005



Investor relations
Paul Goodridge
Finance Director
CSR plc
Tel +44 (0)1223 692000
paul.goodridge@csr.com

Press enquiries
Alan Woolhouse
VP of Communications
Tel +44 (0)1223 692000
alan.woolhouse@csr.com

Financial PR contacts
Fiona Laffan/Tom Buchanan
Brunswick PR
Tel +44 (0)20 7404 5959
csr@brunswickgroup.com



Highlights

Second quarter 2005

Revenue increased by 61% to $94.8m (Q2 2004: $58.9m)

Gross margin of 46.9% (Q2 2004: 46.7%)

Operating profit increased by 29% to $18.9m (Q2 2004: $14.7m)

56% unit market share (Q2 2004: 42%)

Exceeded 1,000 design wins to date including wins with BenQ, Nokia, Motorola, Samsung and Sony Ericsson

ASE fully recover assembly and test capacity following the fire on 1 May 2005

On 28 July 2005, CSR announced that it had entered into agreements under which it proposes to acquire UbiNetics software business for $48m

First half 2005

Revenue increased by 68% to $161.1m (H1 2004: $95.7m)

Gross margin of 46.8% (H1 2004: 47.3%)

Operating profit increased by 33% to $29.1m (H1 2004: $21.8m)

Diluted earnings per share of $0.17 (H1 2004: $0.18)

Operating cash inflow of $22.3m (H1 2004: $16.4m)

Won 61% of all mobile phone and headset design wins



Chief Executive's statement

CSR's consistent focus on leading edge design of wireless solutions and highly efficient production, coupled with our strong customer relationships continues to pay off. We have achieved record results, despite the disruption to production caused by the fire on 1 May at ASE Chung Li, our most significant supplier of assembly and test services. CSR's production capacity was quickly recovered enabling us to satisfy customer demand. Integration of Clarity Technologies, Inc. is well advanced and we have already incorporated its Clear Voice Capture (CVC) technology into our BlueCore3 Multimedia chip.

Our market place remains buoyant, and we continue to grow our market share. We achieved a landmark 1,000th design win during the second quarter. Customer interest is also strong in our UniFi chip, the first in the world to embed IEEE802.11a,b,g in a single chip. We demonstrated the chip in April, and volume production remains on track for 2006.

Looking ahead, CSR is entering the third quarter with particularly strong bookings and we are confident of achieving significant growth in the second half of 2005.



John Hodgson
Chief Executive Officer

Financial Review

Financial Review
IFRS (International Financial Reporting Standards)

CSR adopted IFRS from 1 January 2005. All comparatives have been restated to comply with the requirements of IFRS. A full analysis of the restatements is given in note 7 on page 19.

Second Quarter ended 1 July 2005
Revenue

Revenue for Q2 2005 amounted to $94.8 million, representing a 43% increase from $66.4 million in Q1 2005, and a 61% increase over Q2 2004 revenue of $58.9 million.

The revenue expectation following the fire at ASE on 1 May 2005 was between $80 million and $90 million. The actual level of revenue shipped reflects the speed of recovery of production by ASE which was better than expected.

Q2 2005 customer demand for CSR's products recovered well from the seasonal downturn experienced in Q1 2005. The key driver of revenues was shipments into the cellular sector, including mobile phones and headsets, the latter growing very strongly during the quarter from the lower levels of shipments in Q1 2005.

Revenue in Q2 2005 was derived predominantly from shipments of ICs (integrated circuits). Royalty revenue resulting from shipments of BlueCore2 ROM parts under manufacturing licence was at the same level as in Q1 2005 ($1.7 million).

Revenue shipped to the top 5 customers in the quarter represented over 65% of total revenue with the largest customer representing just over 20% of total revenue.

The blended average selling price (ASP) for CSR's products declined by 4.8% from the Q1 2005 level.

Gross Profit

Gross profit for the quarter was $44.5 million compared to $30.9 million in Q1 2005 and $27.5 million in Q2 2004. Gross margin was 46.9% of revenue, up slightly from 46.6% in Q1 2005 (Q2 2004: 46.7%). Gross margin improved slightly in the quarter as a result of product cost reductions and the positive impact of operational gearing as revenues increased.

Operating Expenses

Research and development (R&D) expenditure was $12.6 million in Q2 2005 compared to $10.4 million in Q1 2005, an increase of 21% (Q2 2004: $6.6 million). This increase was due primarily to continued investment in headcount, the effect of a full quarter of CSR Detroit (formerly Clarity Technologies, Inc.) costs, and higher levels of depreciation as a result of continuing investment in computer hardware, test equipment and CAD software as well as higher engineering costs. R&D expenditure represented 13.3% of revenue, below CSR's long run R&D target of up to 17% of revenue.

Financial Review continued

Selling, general and administrative (SG&A) expenses were $13.0 million for Q2 2005 compared to $10.3 million in Q1 2005, an increase of 26% (Q2 2004: $6.2 million). The increase in SG&A expenses in Q2 2005 resulted from a combination of the effect of a full quarter of CSR Detroit costs, increased travel and trade show costs, higher revenue related costs including increased sales commissions and higher accruals for sales and profit related incentive plans. An increase of $0.13 million was taken in Q2 2005 following a review of the onerous lease provision relating to the vacant office space in Cambridge.

Share based payment charges, recorded under IFRS 2, were $477,000 for Q2 2005 representing an increase of $185,000 compared to Q1 2005 as a result of the grant of the 2005 share options following the AGM in May 2005. The impact of charges under IFRS 2 is expected to be less than 5% of earnings during the 2005 financial year.

Operating Profit

Operating profit for Q2 2005 was $18.9 million compared to $10.3 million in Q1 2005 and $14.7 million in Q2 2004. Operating margin was 19.9% in Q2 2005 compared to 15.5% in Q1 2005 (Q2 2004: 25.0%), as the growth in revenues more than offset the increase in operating expenses.

Six months ended 1 July 2005

Revenue

Revenue for H1 2005 amounted to $161.1 million, compared to $157.5 million in H2 2004 and $95.7 million in H1 2004. The growth in revenue in H1 2005 over H1 2004 represents an increase of 68%.

Gross Profit

Gross profit for H1 2005 was $75.4 million, up 3.1% from $73.1 million for H2 2004 and up 67% from $45.3 million for H1 2004. H1 2005 gross margins were 46.8% of revenue, compared to 46.4% for H2 2004 and 47.3% for H1 2004.

Operating Expenses

R&D expenses were $23.0 million representing 14.2% of revenue in H1 2005 compared to $15.7 million and 10.0% of revenue in H2 2004. SG&A expenses in H1 2005 amounted to $23.3 million representing 14.5% of revenue compared to $20.7 million and 13.1% of revenue in H2 2004.

Operating Profit

Operating profit for H1 2005 was $29.1 million, compared to $36.7 million achieved in H2 2004 and up 34.0% on the operating profit of $21.8 million achieved in H1 2004. Operating margins were 18.1% in H1 2005 compared to 22.7% in H1 2004.

Earnings and Taxation

For Q2 2005 profit before taxation was $19.4 million compared to $10.9 million for Q1 2005 and $14.6 million for Q2 2004.

CSR's effective corporation tax rate is anticipated to be 24% for 2005. Although the longer term effective rate is estimated to be between 25% to 27%, the 2005 rate is now forecast at 24% as a result of the deduction available for share option gains made on option exercises by CSR employees in 2005 to date. The first payment of UK corporation tax has been made during July 2005.

Fully diluted earnings for Q2 2005 were $0.11 per share compared to $0.06 per share for Q1 2005 (Q2 2004: $0.11).

Balance Sheet and Cash Flow

Cash and cash equivalents (including treasury deposits) were $111.6 million at 1 July 2005, compared to $96.8 million at 2 July 2004.

Net cash inflow from operating activities was $17.3 million in Q2 2005 compared to $4.9 million in Q1 2005 and $13.9 million in Q2 2004. Cash outflow on capital expenditure was $2.2 million in Q2 2005.

Net cash inflow from operating activities was $22.3 million in H1 2005 compared to $16.4 million in H1 2004. Cash outflow on capital expenditure was $5.2 million and $16.6 million was spent on the acquisition of Clarity Technologies, Inc. during the first quarter.

Accounts receivable increased to $52.7 million at 1 July 2005 from $26.4 million at 2 July 2004. Q2 2005 revenue was phased to the last month of the quarter as shipments increased following the recovery of assembly and test capacity at ASE.

Days sales outstanding (DSO) increased to 41 days at 1 July 2005 compared to 30 days at 2 July 2004 as a result of the higher level of shipments being made direct (as opposed to through distributors) to larger customers who can generally command longer credit terms.

Closing inventory was $56.4 million at 1 July 2005 compared to $24.3 million at 2 July 2004 and $32.4 million at 1 April 2005. This quarter on quarter increase in inventory of $24.0 million has been built in anticipation of strong customer demand in Q3 2005.

Operating Review
Market Conditions

Overall design activity in the market, as listed by the industry on the Bluetooth website, increased quarter on quarter and was particularly strong in the cellular segment. A total of 186 end products and modules were qualified in Q2 2005 compared to 158 in Q1 2005. Estimates (source IMS) of Bluetooth shipments in 2005 have increased to 270 million units, an increase of 93% over the 140 million unit shipments in 2004.

Operational Status and Design Wins

CSR achieved its landmark 1,000th design win during Q2 2005. Additionally CSR's customers qualified 109 end products and modules (Q1 2005: 100) using CSR's ICs (source Bluetooth Special Interest Group Website – www.bluetooth.com). Qualified products during the quarter included mobile phones, mono and stereo headsets, laptops, PDAs, PC peripherals, automotive and consumer products from 98 different customers.

During Q2 2005, CSR grew its unit market share from 51% in Q1 2005 to 56% (including units shipped under manufacturing licence).

Operating Review continued

CSR continued its strong design win record in the mobile phone sector with 15 design wins in Q2 2005. CSR has achieved particular success in the higher volume GSM market, with a further 12 GSM mobile phone qualifications during Q2 2005 (Q1 2005: 19 wins).

CSR has won over 60% of the 50 GSM phones that have been qualified in the first half of 2005. CSR's strong position with the top tier mobile phone manufacturers continued in Q2 2005 with notable wins including BenQ, LG, Nokia, Motorola and Samsung.

CSR's design win record in the mono headset segment continued to be very strong with over 90% of design wins. Notably CSR achieved its first design win with Sony Ericsson during the quarter and other customers qualifying headsets with CSR's silicon included GN Netcom (Jabra brand), Motorola, Nokia, Plantronics and Samsung.

Design activity to incorporate Bluetooth into stereo headsets for use with phones, MP3 players and PCs is intensifying. Design wins in this sector included stereo headphones for Samsung which have been advertised on Korean TV and CSR has won designs with iTech, WiGear and Airlogic to use BlueCore for Bluetooth stereo headphones (and plug-in adaptors) designed to work with Apple's iPod as well as other MP3 players. A further notable design win in the consumer sector in Q2 2005 included a gamepad with a Taiwanese customer for use with a mobile phone or PDA.

In the PC sector, CSR won 75% of the laptops qualified in the quarter, including wins with NEC, Panasonic and Toshiba. CSR's BlueCore4 solution with enhanced data rate (3MBPS) has now shipped over 3 million units and customers who have qualified products using this part include Dell, MSI, Toshiba, NEC, Cellink, Hewlett Packard and Apple.

In the automotive sector CSR won 85% of available designs in Q2 2005 including notable wins for customers including Hyundai, Delphi Corporation, Nokia and Pioneer.

Recovery from the fire at ASE Chung Li

The speed of recovery from the fire at ASE's Chung Li facility in Taiwan on 1 May 2005, which caused some damage to the materials processing plant, has exceeded CSR's initial expectations. ASE's recovery planning and execution have been exemplary and by the end of Q2 2005, CSR's assembly and test capacity had not only been recovered to pre-fire levels, but significantly more capacity had been made available to meet CSR's increasing customer demand. CSR remains very comfortable with its partnership with ASE, the world's largest assembly and test sub-contractor, and is in the process of continuing to qualify its products in multiple locations within both TSMC our wafer fabrication partner and ASE as part of its ongoing risk management programme.

UniFi

Customer interest continues to develop in UniFi, the industry's first single chip IEEE802.11a,b,g embedded solution specifically targeting the mobile phone and consumer electronics markets. Interest is particularly significant from module suppliers and mobile phone manufacturers. Following the successful demonstration of UniFi-1 in April 2005 at the Wireless LAN Event at London's Olympia, CSR's lead customer has produced early samples of a very small form factor IEEE802.11b,g module. Volume production remains on track for 2006.

Acquisition of Clarity Technologies, Inc.

On 15 March 2005, CSR acquired Clarity Technologies, Inc., a leading provider of software for improving the audio quality and performance of voice-based communications systems and products, for a consideration of $17.1 million, payable in cash. Integration of Clarity Technologies, Inc. into CSR is at an advanced stage and the Clear Voice Capture (CVC) technology has already been ported to CSR's BlueCore3 Multimedia chip and incorporated in the BlueLab development environment.

People

Headcount increased from 383 at the end of Q1 2005 to 422 at the end of Q2 2005. This reflects continuing investment in engineers to support new R&D projects and further recruitment in sales, marketing, applications engineering and operations is expected to support the business growth.33 people joined CSR from Clarity Technologies, Inc. CSR expects to continue to expand its investment in engineering talent.

Outlook

The continuing strength and quality of CSR's design wins, combined with ongoing engineering activity in top tier handset manufacturers mean that CSR is well positioned in the growing Bluetooth market. Consequently the Board expects a significant acceleration to revenues in the third quarter to between $125 million and $135 million. H2 2005 is expected to be strong compared to H1 2005, reflecting both industry growth and CSR's significant presence in high volume markets. The Board is confident in CSR's improving prospects for the full year 2005.

Forward looking statements

With the exception of historical information, the matters set forth in this report are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

Consolidated Income Statement

	Note	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	Q1 2005 Period from 1 Jan 2005 to 1 April 2005 (unaudited) $'000	H1 2005 Period from 1 Jan 2005 to 1 July 2005 (reviewed) $'000	Q2 2004 Period from 3 April 2004 to 2 July 2004 (unaudited) $'000	H2 2004 Period from 3 July 2004 to 31 Dec 2004 (unaudited) $'000	H1 2004 Period from 1 Jan 2004 to 2 July 2004 (unaudited) $'000	Year ended 31 Dec 2004 (unaudited) $'000
Revenue		**94,781**	**66,360**	**161,141**	58,870	157,464	95,682	253,146
Cost of sales		**(50,306)**	**(35,425)**	**(85,731)**	(31,382)	(84,356)	(50,407)	(134,763)
Gross profit		**44,475**	**30,935**	**75,410**	27,488	73,108	45,275	118,383
Research and development		**(12,562)**	**(10,394)**	**(22,956)**	(6,571)	(15,712)	(11,871)	(27,583)
Sales and marketing		**(9,362)**	**(7,372)**	**(16,734)**	(4,584)	(12,512)	(8,352)	(20,864)
Administrative expenses		**(3,682)**	**(2,895)**	**(6,577)**	(1,634)	(8,179)	(3,300)	(11,479)
Operating profit		**18,869**	**10,274**	**29,143**	14,699	36,705	21,752	58,457
Investment income		**722**	**638**	**1,360**	233	840	373	1,213
Finance costs	4	**(156)**	**(38)**	**(194)**	(301)	(564)	(126)	(690)
Profit before tax		**19,435**	**10,874**	**30,309**	14,631	36,981	21,999	58,980
Tax		**(4,329)**	**(3,001)**	**(7,330)**	21	2,550	29	2,579
Profit for the period		**15,106**	**7,873**	**22,979**	14,652	39,531	22,028	61,559

Earnings per share		**$**	**$**	**$**	$	$	$	$
Basic	2	**0.12**	**0.06**	**0.19**	0.12	0.33	0.20	0.53
Diluted	2	**0.11**	**0.06**	**0.17**	0.11	0.30	0.18	0.48

Consolidated Statement of Changes in Shareholders' Equity

	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	Q1 2005 Period from 1 Jan 2005 to 1 April 2005 (unaudited) $'000	H1 2005 Period from 1 Jan 2005 to 1 July 2005 (reviewed) $'000	Q2 2004 Period from 3 April 2004 to 2 July 2004 (unaudited) $'000	H2 2004 Period from 3 July 2004 to 31 Dec 2004 (unaudited) $'000	H1 2004 Period from 1 Jan 2004 to 2 July 2004 (unaudited) $'000	Year ended 31 Dec 2004 (unaudited) $'000
At beginning of period	**165,159**	**155,485**	**155,485**	99,521	114,537	35,393	35,393
Profit for the period	**15,106**	**7,873**	**22,979**	14,652	39,531	22,028	61,559
Issue of share capital	**671**	**364**	**1,035**	193	960	73,593	74,553
Share issue costs	–	–	–	–	–	(5,531)	(5,531)
Redemption of redeemable preference shares	–	–	–	–	–	(11,189)	(11,189)
Share-based payments	**476**	**292**	**768**	171	457	243	700
(Loss) gains on cash flow hedges	**(4,578)**	**1,921**	**(2,657)**	–	–	–	–
Tax on items taken directly to equity	**1,373**	**(576)**	**797**	–	–	–	–
Transferred to profit (loss) on cash flow hedges	**374**	**(285)**	**89**	–	–	–	–
Tax charge (credit) on items transferred from equity	**(112)**	**85**	**(27)**	–	–	–	–
At end of period	**178,469**	**165,159**	**178,469**	114,537	155,485	114,537	155,485

Consolidated Balance Sheet

	1 July 2005 (reviewed) $'000	1 April 2005 (unaudited) $'000	31 Dec 2004 (unaudited) $'000	2 July 2004 (unaudited) $'000
Non-current assets				
Goodwill	15,511	15,511	–	–
Other intangible assets	11,858	10,459	6,350	6,696
Property, plant and equipment	9,155	7,804	6,475	3,723
Deferred tax asset	1,631	4,674	8,112	199
	38,155	38,448	20,937	10,618
Current assets				
Inventory	56,350	32,441	30,088	24,314
Cash flow hedges	–	1,921	–	–
Trade and other receivables	61,066	44,913	35,952	32,079
Treasury deposits	20,000	20,000	35,000	10,000
Cash and cash equivalents	91,602	76,126	75,074	86,765
	229,018	175,401	176,114	153,158
Total assets	267,173	213,849	197,051	163,776
Current liabilities				
Trade and other payables	76,356	40,703	35,803	46,156
Tax liabilities	–	18	71	18
Obligations under finance leases	3,136	2,431	580	380
Cash flow hedges	2,657	–	–	–
Short-term provisions	3,158	1,692	2,346	945
	85,307	44,844	38,800	47,499
Net current assets	143,711	130,557	137,314	105,659
Non-current liabilities				
Obligations under finance leases	2,444	2,354	1,160	1,740
Long-term provisions	953	1,492	1,606	–
	3,397	3,846	2,766	1,740
Total liabilities	88,704	48,690	41,566	49,239
Net assets	178,469	165,159	155,485	114,537
Equity				
Share capital	221	218	218	216
Share premium account	78,801	78,133	77,769	76,811
Capital redemption reserve	950	950	950	950
Merger reserve	61,574	61,574	61,574	61,574
Hedging reserve	(1,798)	1,145	–	–
Share-based payment reserve	1,527	1,051	759	302
Retained earnings	37,194	22,088	14,215	(25,316)
Total equity	178,469	165,159	155,485	114,537

Part 2

RECEIVED
2006 MAY 17 A 8:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Consolidated Cash Flow Statement

	Note	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	Q1 2005 Period from 1 Jan 2005 to 1 April 2005 (unaudited) $'000	H1 2005 Period from 1 Jan 2005 to 1 July 2005 (reviewed) $'000	Q2 2004 Period from 3 April 2004 to 2 July 2004 (unaudited) $'000	H2 2004 Period from 3 July 2004 to 31 Dec 2004 (unaudited) $'000	H1 2004 Period from 1 Jan 2004 to 2 July 2004 (unaudited) $'000	Year ended 31 Dec 2004 (unaudited) $'000
Net cash from operating activities	5	**17,316**	**4,941**	**22,257**	13,896	17,214	16,386	33,600
Investing activities								
Interest received		**622**	**488**	**1,110**	233	840	373	1,213
Sale (purchase) of treasury deposits		–	**15,000**	**15,000**	(10,000)	(25,000)	(10,000)	(35,000)
Purchases of property, plant and equipment		**(1,626)**	**(2,428)**	**(4,054)**	(400)	(3,569)	(1,258)	(4,827)
Purchases of intangible assets		**(618)**	**(495)**	**(1,113)**	(887)	(811)	(1,606)	(2,417)
Acquisition of subsidiary	6	–	**(16,612)**	**(16,612)**	–	–	–	–
Net cash used in investing activities		**(1,622)**	**(4,047)**	**(5,669)**	(11,054)	(28,540)	(12,491)	(41,031)
Financing activities								
Dividends paid		–	–	–	–	–	(325)	(325)
Redemption of redeemable preference shares		–	–	–	–	–	(10,864)	(10,864)
Repayments of obligations under finance leases		**(750)**	**(253)**	**(1,003)**	(102)	(380)	(202)	(582)
Proceeds on issue of share capital		**648**	**408**	**1,056**	288	932	73,578	74,510
Share capital issue costs		–	–	–	(1,341)	(179)	(5,352)	(5,531)
Net cash (used in) from financing activities		**(102)**	**155**	**53**	(1,155)	373	56,835	57,208
Net increase (decrease) in cash and cash equivalents		**15,592**	**1,049**	**16,641**	1,687	(10,953)	60,730	49,777
Cash and cash equivalents at beginning of period		**76,126**	**75,074**	**75,074**	85,216	86,765	25,949	25,949
Effect of foreign exchange rate changes		**(116)**	**3**	**(113)**	(138)	(738)	86	(652)
Cash and cash equivalents at end of period		**91,602**	**76,126**	**91,602**	86,765	75,074	86,765	75,074

Independent Review Report to CSR plc

Introduction
We have been instructed by the company to review the financial information for the six months ended 1 July 2005 which comprises the income statement, the statement of changes in shareholders' equity, the balance sheet, the cash flow statement and related notes 1 to 7. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information. This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards
As disclosed in note 7, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. The accounting policies are consistent with those that the directors intend to use in the annual financial statements. There is, however, a possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with IFRSs as adopted for use in the EU.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 1 July 2005.

Deloitte & Touche LLP
Chartered Accountants
28 July 2005, Cambridge

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Notes to the Interim Financial Statements

1 Significant accounting policies
A summary of the principal accounting policies, all of which have been applied consistently throughout the periods are set out below.

a) Basis of accounting
The interim financial report has been prepared in accordance with International Financial Reporting Standards (IFRSs). The company has taken advantage of the exemption not to comply with IAS 34 'Interim Financial Reporting' for its first year of interim reporting under IFRS.

b) Basis of consolidation
The Group financial statements consolidate the financial statements of CSR plc and its subsidiary undertakings drawn up to the dates indicated in the primary financial statements. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed.

The combination of Cambridge Silicon Radio Limited and CSR plc has been accounted for as a merger in accordance with the Group reconstruction provisions of Financial Reporting Standard No.6 "Acquisitions and Mergers". As permitted by the exemptions contained within IFRS 1 "First-time Adoption of International Financial Reporting Standards", this combination has not been restated to comply with IFRS 3 "Business Combinations". Consequently, although CSR plc was not incorporated until 26 March 2001, the Group financial statements are presented as if the companies had always been part of the same Group.

Other acquisitions are accounted for under the acquisition method.

c) Tangible fixed assets
Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. No depreciation is provided on assets in the course of construction. On other fixed assets depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows:

Computer hardware and test equipment	2 to 5 years
Office equipment	3 years
Furniture and fittings	5 years
Leasehold improvements	Minimum lease period

Residual value is calculated based on prices prevailing at the date of acquisition.

d) Intangible fixed assets (excluding goodwill)
Intangible fixed assets are stated at cost, net of amortisation and any provision for impairment. No amortisation is provided on assets in the course of construction. On other fixed assets amortisation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows:

Software licences	3 to 5 years
Customer relationships	3 years
Purchased R&D	4 years

Residual value is calculated based on prices prevailing at the date of acquisition.

e) Impairment of tangible and intangible assets excluding goodwill
At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

f) Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition.

Goodwill is recognised as an asset and reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss and is not subsequently reversed.

g) Investments
Treasury deposits represent amounts on deposit with banks, placed for periods exceeding 90 days.

h) Stocks
Stocks are stated at the lower of cost and net realisable value. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

i) Taxation
Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements. Neither is deferred tax recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

j) Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts, VAT and other sales related taxes.

Royalty income is recognised upon shipment of the royalty earning product by the licencee.

Revenue is shown net of estimated provision for credit notes and returns.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

k) Pension costs
The Company contributes to a contracted-in money purchase pension scheme (CIMP) where the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

l) Foreign currency
The functional currency of the Group is the US dollar. Transactions in currencies other than US dollars are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are included in the net profit or loss for the period. In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts (see below for details of the Group's accounting policies in respect of such derivative financial instruments).

On consolidation, the assets and liabilities of the Group's overseas operations are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

m) Leases
Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding.

n) Research and development
Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally generated intangible asset arising from the Group's product development is recognised only if all of the following conditions are met:
- an asset is created that can be identified (such as a new device or software);
- the project from which the asset arises meets the Group's criteria for assessing technical feasibility;
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Internally generated intangible assets are amortised on a straight line basis over their useful lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred.

o) Derivative financial instruments
The Group uses derivative financial instruments to reduce exposure to foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes.

Derivative financial instruments are initially recorded at cost and are remeasured to fair value at subsequent reporting dates. Changes in the fair value of derivative financial instruments that are designated and effective as cash flow hedges are recognised directly in equity and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged firm commitment or forecasted transaction affects net profit or loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

p) Share related charges

The Group has applied the requirements of IFRS 2 Share-based Payments. In accordance with the transitional provisions, IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 January 2005.

The Group issues equity-settled share-based payments to certain employees. Equity settled share-based payments are measured at the fair value at the date of grant. The fair value determined at the grant date of the equity-settled, share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

Fair value is measured by use of a Black-Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

2 Earnings per Ordinary Share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

Period	Weighted average number of shares	Diluted weighted average number of shares
1 January 2004 – 31 December 2004	117,081,552	127,674,118
1 January 2004 – 2 July 2004	112,485,247	121,672,033
3 July 2004 – 31 December 2004	121,556,145	132,527,399
3 April 2004 – 2 July 2004	120,820,631	130,999,773
1 January 2005 – 1 July 2005	122,642,758	132,454,646
1 January 2005 – 1 April 2005	122,223,650	132,736,554
2 April 2005 – 1 July 2005	123,061,867	132,309,450

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

3 CSR's calendar

CSR operates a 13 week quarter with 4 weeks (28 days) in the first two months and 5 weeks (35 days) in the final month of each quarter. The calculation of DSO therefore compares closing accounts receivable with revenue in the preceding five week period.

4 Finance costs

	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	Q1 2005 Period from 1 Jan 2005 to 1 April 2005 (unaudited) $'000	H1 2005 Period from 1 Jan 2005 to 1 July 2005 (reviewed) $'000	Q2 2004 Period from 3 April 2004 to 2 July 2004 (unaudited) $'000	H2 2004 Period from 3 July 2004 to 31 Dec 2004 (unaudited) $'000	H1 2004 Period from 1 Jan 2004 to 2 July 2004 (unaudited) $'000	Year ended 31 Dec 2004 (unaudited) $'000
Interest expense and similar charges	(40)	(41)	(81)	(166)	(83)	(223)	(306)
Foreign exchange (losses) gains	(116)	3	(113)	(135)	(481)	97	(384)
Finance costs	(156)	(38)	(194)	(301)	(564)	(126)	(690)

5 Reconciliation of profit from operations to net cash from operating activities

	Q2 2005 Period from 2 April 2005 to 1 July 2005 (unaudited) $'000	Q1 2005 Period from 1 Jan 2005 to 1 April 2005 (unaudited) $'000	H1 2005 Period from 1 Jan 2005 to 1 July 2005 (reviewed) $'000	Q2 2004 Period from 3 April 2004 to 2 July 2004 (unaudited) $'000	H2 2004 Period from 3 July 2004 to 31 Dec 2004 (unaudited) $'000	H1 2004 Period from 1 Jan 2004 to 2 July 2004 (unaudited) $'000	Year ended 31 Dec 2004 (unaudited) $'000
Profit from operations	**18,869**	**10,274**	**29,143**	14,699	36,705	21,752	58,457
Adjustments for:							
Amortisation of intangible assets	**1,087**	**716**	**1,803**	542	1,097	943	2,040
Depreciation of property plant and equipment	**967**	**817**	**1,784**	475	1,246	1,025	2,271
Loss on disposal of property, plant and equipment	**–**	**–**	**–**	23	163	23	186
Share related charge	**447**	**292**	**769**	171	457	243	700
Increase (decrease) in provisions	**927**	**(768)**	**159**	73	3,007	189	3,196
Operating cash flows before movements in working capital	**22,327**	**11,331**	**33,658**	15,983	42,675	24,175	66,850
Increase in inventories	**(23,909)**	**(2,353)**	**(26,262)**	(13,662)	(5,774)	(17,434)	(23,208)
Increase in receivables	**(18,277)**	**(8,111)**	**(26,388)**	(11,840)	(6,398)	(18,379)	(24,777)
Increase (decrease) in payables	**37,295**	**4,223**	**41,518**	23,511	(10,600)	27,582	16,982
Cash generated by operations	**17,436**	**5,090**	**22,526**	13,992	19,903	15,944	35,847
Foreign tax	**(80)**	**(108)**	**(188)**	(22)	(17)	(3)	(20)
Repayment of Research and Development tax credit	**–**	**–**	**–**	–	(2,495)	–	(2,495)
Receipt of Research and Development tax credit	**–**	**–**	**–**	–	–	576	576
Interest paid	**(40)**	**(41)**	**(81)**	(74)	(177)	(131)	(308)
Net cash from operating activities	**17,316**	**4,941**	**22,257**	13,896	17,214	16,386	33,600

6 Acquisition of subsidiary

On 15 March 2005, the Group acquired 100% of the issued share capital of Clarity Technologies, Inc. for cash consideration of $17.1 million.

	Book value $'000	Fair value adjustments $'000	Fair value $'000
Net assets acquired	112	(8)	104
Property, plant and equipment	425	(117)	308
Intangible assets	432	1,056	1,488
	969	931	1,900
Goodwill			15,511
Total consideration			17,411
Satisfied by:			
Cash			17,100
Directly attributable costs			311
			17,411
Net cash outflow arising on acquisition			
Cash consideration			(17,100)
Cash and cash equivalents acquired			488
			(16,612)

7 Financial information

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The financial information has been prepared on the basis of all applicable IFRS, including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) before 1 July 2005. These include IFRS endorsed by the EU and those awaiting formal endorsement.

At this stage of the development of IFRS, matters such as the interpretation and application surrounding it are continuing to evolve. In addition, IFRS currently in issue and adopted by the EU are subject to interpretation issued from time to time by the IFRIC and further standards may be issued by the IASB that will be adopted by the EU during 2005. Given these uncertainties, the financial information is subject to possible change when applied in CSR's first financial reporting under IFRS, the period 1 January 2005 to 30 December 2005.

The rules for first adoption of IFRS are set out in IFRS 1, "First-time Adoption of International Financial Reporting Standards". IFRS 1 requires use of the same accounting policies in the IFRS transition balance sheet and for all periods presented thereafter. The accounting policies must comply with all IFRS effective at the reporting date for the first financial reporting under IFRS, the period 1 January 2005 to 30 December 2005.

IFRS 1 permits companies adopting IFRS for the first time to take exemptions from the full requirements of IFRS in the transition period. This financial information has been prepared on the basis of taking the following exemptions.

(a) Business combinations prior to 1 January 2004 have not been restated to comply with IFRS 3 "Business Combinations".

(b) Cumulative translation differences on foreign operations are deemed to be zero at 1 January 2004. Any gains and losses recognised in the consolidated income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to the transition date.

(c) IAS 32 and IAS 39 have been adopted from 1 January 2005.There is no effect on reported profits and no restatement of comparitive information is required.

(d) Fixed assets have not been revalued as at the date of transition. The depreciated cost has been assumed as the effective carrying value for IFRS purposes.

The financial information presented for the periods ended 2 July 2004 (Q2 2004 and H1 2004) and 31 December 2004 (2004 and H2 2004) has been restated to comply with IFRS.

Notes to the Interim Financial Statements continued

7 Financial information continued

The adjustments to the income statements for Q2 2004, H1 2004, H2 2004 and 2004 all related to the recording of share related charges in accordance with IFRS 2, adjustments are shown in the tables below:

Q2 2004	Under UK GAAP (unaudited) $'000	IFRS 2 – Share-based payment (unaudited) $'000	Under IFRS (unaudited) $'000
Revenue	58,870	–	58,870
Cost of sales	(31,371)	(11)	(31,382)
Gross profit	27,499	(11)	27,488
Research and development	(6,499)	(72)	(6,571)
Sales and marketing	(4,526)	(58)	(4,584)
Administrative expenses	(1,604)	(30)	(1,634)
Operating profit	14,870	(171)	14,699
Investment income	233	–	233
Finance income	(301)	–	(301)
Profit before tax	14,802	(171)	14,631
Tax	(31)	52	21
Profit for the period	14,771	(119)	14,652
Earnings per share	$		$
Basic	0.12		0.12
Diluted	0.11		0.11

Share-based payment

Under UK GAAP, an expense was recognised in the income statement for share options, excluding Save As You Earn options which were exempt, based on the difference between market price on the date of issue and the exercise price. Under IFRS 2, an expense is recognised for all equity settled share options granted after 7 November 2002 which had not fully vested by 31 December 2004, based on the fair value of the options calculated using the appropriate pricing models.

A charge of $171,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

Deferred tax

In accordance with IFRS 2, an additional tax credit of $52,000 was recorded, being 30% of the net of the two adjustments above.

7 Financial information continued

H1 2004	Under UK GAAP (unaudited) $'000	IFRS 2 – Share-based payment (unaudited) $'000	Under IFRS (unaudited) $'000
Revenue	95,682	–	95,682
Cost of sales	(50,391)	(16)	(50,407)
Gross profit	45,291	(16)	45,275
Research and development	(11,768)	(103)	(11,871)
Sales and marketing	(8,357)	5	(8,352)
Administrative expenses	(3,596)	296	(3,300)
Operating profit	21,570	182	21,752
Investment income	373	–	373
Finance costs	(126)	–	(126)
Profit before tax	21,817	182	21,999
Tax	83	(54)	29
Profit for the period	21,900	128	22,028

Earnings per share	$		$
Basic	0.19		0.20
Diluted	0.18		0.18

Share-based payment

A charge of $243,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

A credit of $425,000 was recorded in respect of the reversal of the UITF 17 share related charge, previously recognised under UK GAAP, as this transaction fell outside the scope of IFRS 2. This was allocated between sales and marketing and administrative expenses.

Deferred tax

In accordance with IFRS 2, an additional tax charge of $54,000 was recorded, being 30% of the net of the two adjustments above.

Notes to the Interim Financial Statements continued

7 Financial information continued

H2 2004	Under UK GAAP (unaudited) $'000	IFRS 2 – Share-based payment (unaudited) $'000	Under IFRS (unaudited) $'000
Revenue	157,464	–	157,464
Cost of sales	(84,330)	(26)	(84,356)
Gross profit	73,134	(26)	73,108
Research and development	(15,513)	(199)	(15,712)
Sales and marketing	(12,353)	(159)	(12,512)
Administrative expenses	(8,106)	(73)	(8,179)
Operating profit	37,162	(457)	36,705
Investment income	840	–	840
Finance income	(564)	–	(564)
Profit before tax	37,438	(457)	36,981
Tax	2,413	137	2,550
Profit for the period	39,851	(320)	39,531

Earnings per share	$		$
Basic	0.33		0.33
Diluted	0.30		0.30

Share-based payment

A charge of $457,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

Deferred tax

In accordance with IFRS 2, an increase of $137,000 was made to the tax credit, being 30% of the charge above.

7 Financial information continued

2004	Under UK GAAP (unaudited) $'000	IFRS 2 – Share-based payment (unaudited) $'000	Under IFRS (unaudited) $'000
Revenue	253,146	–	253,146
Cost of sales	(134,721)	(42)	(134,763)
Gross profit	118,425	(42)	118,383
Research and development	(27,281)	(302)	(27,583)
Sales and marketing	(20,710)	(154)	(20,864)
Administrative expenses	(11,702)	223	(11,479)
Operating profit	58,732	(275)	58,457
Investment income	1,213	–	1,213
Finance costs	(690)	–	(690)
Profit before tax	59,255	(275)	58,980
Tax	2,496	83	2,579
Profit for the period	61,751	(192)	61,559

Earnings per share	$		$
Basic	0.53		0.53
Diluted	0.48		0.48

Share-based payment

A charge of $700,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

A credit of $425,000 was recorded in respect of the reversal of the UITF 17 share related charge, previously recognised under UK GAAP, as this transaction fell outside the scope of IFRS 2. This was allocated between sales and marketing and administrative expenses.

Deferred tax

In accordance with IFRS 2, an increase of $83,000 was made to the tax credit, being 30% of the charge above.

Notes to the Interim Financial Statements continued

7 Financial information continued

Excluding reclassifications, the adjustments to the balance sheets for Q2 2004 and Q4 2004 related to the recording of share related charges in accordance with IFRS 2. The IFRS 2 adjustments are shown in the tables below together with the reclassification adjustments:

Q2 2004	Under UK GAAP 2 July 2004 (reviewed) $'000	IFRS 2 – Share-based payment (unaudited) $'000	Other standards – Reclassifications (unaudited) $'000	Under IFRS 2 July 2004 (unaudited) $'000
Non-current assets				
Other intangible assets	–	–	6,696	6,696
Tangible assets	10,419	–	(6,696)	3,723
Deferred tax asset	–	(54)	253	199
	10,419	(54)	253	10,618
Current assets				
Inventory	24,314	–	–	24,314
Trade and other receivables	32,332	–	(253)	32,079
Treasury deposits	95,356	–	(85,356)	10,000
Cash and cash equivalents	1,409	–	85,356	86,765
	153,411	–	(253)	153,158
Total assets	163,830	(54)	–	163,776
Current liabilities				
Trade and other payables	46,554	–	(398)	46,156
Tax liabilities	–	–	18	18
Obligations under finance leases	–	–	380	380
Short-term provisions	–	–	945	945
	46,554	–	945	47,499
Net current assets	106,857	–	(1,198)	105,659
Non-current liabilities				
Obligations under finance leases	1,740	–	–	1,740
Long term provisions	945	–	(945)	–
	2,685	–	(945)	1,740
Total liabilities	49,239	–	–	49,239
Net assets	114,591	(54)	–	114,537
Equity				
Share capital	216	–	–	216
Share premium account	76,811	–	–	76,811
Capital redemption reserve	950	–	–	950
Merger reserve	61,574	–	–	61,574
Share-based payment reserve	–	302	–	302
Retained earnings	(24,960)	(356)	–	(25,316)
Total equity	114,591	(54)	–	114,537

7 Financial information continued

Share-based payment

A share-based payment reserve of $302,000 was recorded, representing the charge of $243,000 for H1 2004 and a charge of $59,000 for all preceding periods.

Deferred tax

The deferred tax asset was decreased by $54,000 being the additional taxation charge in the quarter from the recording of share-based payment charges under IFRS 2.

Under IFRS, all deferred tax assets are shown as non-current assets, this resulted in the reclassification of $253,000 from trade and other receivables to deferred tax.

Intangible assets

Under UK GAAP, computer software costs were capitalised as tangible fixed assets. Under IFRS, computer software costs are capitalised as intangible assets. At 2 April 2004, this resulted in the reclassification of $6,696,000 of computer software as intangible assets, mainly being licences for CAD tools.

Treasury deposits

Under UK GAAP, treasury deposits are defined as all deposits with a maturity exceeding 24 hours at the balance sheet date. Under IFRS, treasury deposits are defined as all deposits with an initial term exceeding 90 days. At 1 April 2004, this resulted in the reclassification of $85,356,000 as cash and cash equivalents.

Other changes

Tax liabilities are shown separately on the face of the balance sheet, this resulted in the reclassification of $18,000 from trade and other payables to tax liabilities.

Liabilities related to the purchase of intangible licences under payment plans have been reclassified as finance leases.

Provisions have been classified between greater than one year and less than one year.

7 Financial information continued

Q4 2004	Under UK GAAP 31 Dec 2004 (unaudited) $'000	IFRS 2 – Share-based payment (unaudited) $'000	Other standards – Reclassifications (unaudited) $'000	Under IFRS 31 Dec 2004 (unaudited) $'000
Non-current assets				
Other intangible assets	–	–	6,350	6,350
Tangible assets	12,825	–	(6,350)	6,475
Deferred tax asset	–	83	8,029	8,112
	12,825	83	8,029	20,937
Current assets				
Inventory	30,088	–	–	30,088
Trade and other receivables	43,981	–	(8,029)	35,952
Treasury deposits	108,167	–	(73,167)	35,000
Cash and cash equivalents	1,907	–	73,167	75,074
	184,143	–	(8,029)	176,114
Total assets	196,968	83	–	197,051
Current liabilities				
Trade and other payables	36,454	–	(651)	35,803
Tax liabilities	–	–	71	71
Obligations under finance leases	–	–	580	580
Short-term provisions	–	–	2,346	2,346
	36,454	–	2,346	38,800
Net current assets	147,689	–	(10,375)	137,314
Non-current liabilities				
Obligations under finance leases	1,160	–	–	1,160
Long term provisions	3,952	–	(2,346)	1,606
	5,112	–	(2,346)	2,766
Total liabilities	41,566	–	–	41,566
Net assets	155,402	83	–	155,485
Equity				
Share capital	218	–	–	218
Share premium account	77,769	–	–	77,769
Capital redemption reserve	950	–	–	950
Merger reserve	61,574	–	–	61,574
Share-based payment reserve	–	759	–	759
Retained earnings	14,891	(676)	–	14,215
Total equity	155,402	83	–	155,485

Part 3

7 Financial information continued

Share-based payment

A share-based payment reserve of $759,000 was recorded, representing the charge of $248,000 for Q4 2004 and a charge of $511,000 for all preceding periods.

Deferred tax

The deferred tax asset was increased by $83,000 being the additional taxation benefit in the year from the recording of share-based payment charges under IFRS 2.

$8,029,000 was reclassified from trade and other receivables to deferred tax assets.

Intangible assets

At 31 December 2004, the adoption of IFRS resulted in the reclassification of $6,350,000 of computer software as intangible assets, mainly being licences for CAD tools.

Treasury deposits

At 31 December 2004, the adoption of IFRS resulted in the reclassification of $73,167,000 as cash and cash equivalents.

Other changes

Tax liabilities are shown separately on the face of the balance sheet, this resulted in the reclassification of $71,000 from trade and other payables to tax liabilities.

Liabilities related to the purchase of intangible licences under payment plans have been reclassified as finance leases.

Under IFRS, provisions should be split between shorter than one year and greater than one year.
At 31 December 2004, this resulted in the reclassification of $2,346,000 to provisions less than one year.

7 Financial information continued

The adjustments to the cash flow statements for Q2 2004, H1 2004, H2 2004 and 2004 related to the recording of share related charges in accordance with IFRS 2, the change in classification of intangible assets and finance leases and the change in definition of treasury deposits. The adjustments are shown in the tables below:

Q2 2004 Cash flow statement	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Net cash from operating activities	13,896	–	13,896
Investing activities			
Interest received	233	–	233
Purchase of treasury deposits	(13,037)	3,037	(10,000)
Purchases of property, plant and equipment	(1,287)	887	(400)
Purchases of intangible assets	–	(887)	(887)
Net cash used in investing activities	(14,091)	3,037	(11,054)
Financing activities			
Repayments of obligations under finance leases	(102)	–	(102)
Proceeds on issue of share capital	288	–	288
Share capital issue costs	(1,341)	–	(1,341)
Net cash from financing activities	(1,155)	–	(1,155)
Net (decrease) increase in cash and cash equivalents	(1,350)	3,037	1,687
Cash and cash equivalents at beginning of period	2,897	82,319	85,216
Effect of foreign exchange rate changes	(138)	–	(138)
Cash and cash equivalents at end of period	1,409	85,356	86,765

Reconciliation of profit from operations to net cash from operating activities

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Profit from operations	14,870	(171)	14,699
Adjustments for:			
Amortisation of intangible assets	–	542	542
Depreciation of property, plant and equipment	1,017	(542)	475
Loss on disposal of property, plant and equipment	23	–	23
Share related charge	–	171	171
Increase in provisions	73	–	73
Operating cash flows before movements in working capital	15,983	–	15,983
Increase in inventories	(13,662)	–	(13,662)
Increase in receivables	(11,840)	–	(11,840)
Increase in payables	23,511	–	23,511
Cash generated by operations	13,992	–	13,992
Foreign tax	(22)	–	(22)
Interest paid	(74)	–	(74)
Net cash from operating activities	13,896	–	13,896

7 Financial information continued

H1 2004 Cash flow statement	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Net cash from operating activities	16,386	–	16,386
Investing activities			
Interest received	373	–	373
Purchase of treasury deposits	(71,093)	61,093	(10,000)
Purchases of property, plant and equipment	(2,864)	1,606	(1,258)
Purchases of intangible assets	–	(1,606)	(1,606)
Net cash used in investing activities	(73,584)	61,093	(12,491)
Financing activities			
Dividends paid	(325)	–	(325)
Redemption of preference shares	(10,864)	–	(10,864)
Repayment of obligations under finance leases	(202)	–	(202)
Proceeds on issue of share capital	73,578	–	73,578
Share capital issue costs	(5,352)	–	(5,352)
Net cash from financing activities	56,835	–	56,835
Net (decrease) increase in cash and cash equivalents	(363)	61,093	60,730
Cash and cash equivalents at beginning of period	1,686	24,263	25,949
Effect of foreign exchange rate changes	86	–	86
Cash and cash equivalents at end of period	1,409	85,356	86,765

Reconciliation of profit from operations to net cash from operating activities

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Profit from operations	21,570	182	21,752
Adjustments for:			
Amortisation of intangible assets	–	943	943
Depreciation of property, plant and equipment	1,968	(943)	1,025
Loss on disposal of property, plant and equipment	23	–	23
Share related charge	425	(182)	243
Increase in provisions	189	–	189
Operating cash flows before movements in working capital	24,175	–	24,175
Increase in inventories	(17,434)	–	(17,434)
Increase in receivables	(18,379)	–	(18,379)
Increase in payables	27,582	–	27,582
Cash generated by operations	15,944	–	15,944
Foreign tax	(3)	–	(3)
Receipt of Research and Development tax credit	576	–	576
Interest paid	(131)	–	(131)
Net cash from operating activities	16,386	–	16,386

Notes to the Interim Financial Statements continued

7 Financial information continued

H2 2004 Cash flow statement	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Net cash from operating activities	17,214	–	17,214
Investing activities			
Interest received	840	–	840
Purchase of treasury deposits	(12,811)	(12,189)	(25,000)
Purchases of property, plant and equipment	(4,760)	1,191	(3,569)
Purchases of intangible assets	–	(811)	(811)
Net cash used in investing activities	(16,731)	(11,809)	(28,540)
Financing activities			
Repayment of obligations under finance leases	–	(380)	(380)
Proceeds on issue of share capital	932	–	932
Share capital issue costs	(179)	–	(179)
Net cash from financing activities	753	(380)	373
Net increase (decrease) in cash and cash equivalents	1,236	(12,189)	(10,953)
Cash and cash equivalents at beginning of period	1,409	85,356	86,765
Effect of foreign exchange rate changes	(738)	–	(738)
Cash and cash equivalents at end of period	1,907	73,167	75,074

Reconciliation of profit from operations to net cash from operating activities

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Profit from operations	37,162	(457)	36,705
Adjustments for:			
Amortisation of intangible assets	–	1,097	1,097
Depreciation of property, plant and equipment	2,343	(1,097)	1,246
Loss on disposal of property, plant and equipment	163	–	163
Share related charge	–	457	457
Increase in provisions	3,007	–	3,007
Operating cash flows before movements in working capital	42,675	–	42,675
Increase in inventories	(5,774)	–	(5,774)
Increase in receivables	(6,398)	–	(6,398)
Decrease in payables	(10,600)	–	(10,600)
Cash generated by operations	19,903	–	19,903
Foreign tax	(17)	–	(17)
Repayment of Research and Development tax credit	(2,495)	–	(2,495)
Interest paid	(177)	–	(177)
Net cash from operating activities	17,214	–	17,214

7 Financial information continued

2004 Cash flow statement	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Net cash from operating activities	33,600	–	33,600
Investing activities			
Interest received	1,213	–	1,213
Purchase of treasury deposits	(83,904)	48,904	(35,000)
Purchases of property, plant and equipment	(7,624)	2,797	(4,827)
Purchases of intangible assets	–	(2,417)	(2,417)
Net cash used in investing activities	(90,315)	49,284	(41,031)
Financing activities			
Dividends paid	(325)	–	(325)
Redemption of preference shares	(10,864)	–	(10,864)
Repayment of obligations under finance leases	(202)	(380)	(582)
Proceeds on issue of share capital	74,510	–	74,510
Share capital issue costs	(5,531)	–	(5,531)
Net cash from financing activities	57,588	(380)	57,208
Net increase in cash and cash equivalents	873	48,904	49,777
Cash and cash equivalents at beginning of period	1,686	24,263	25,949
Effect of foreign exchange rate changes	(652)	–	(652)
Cash and cash equivalents at end of period	1,907	73,167	75,074

Reconciliation of profit from operations to net cash from operating activities

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Profit from operations	58,732	(275)	58,457
Adjustments for:			
Amortisation of intangible assets	–	2,040	2,040
Depreciation of property, plant and equipment	4,311	(2,040)	2,271
Loss on disposal of property, plant and equipment	186	–	186
Share related charge	425	275	700
Increase in provisions	3,196	–	3,196
Operating cash flows before movements in working capital	66,850	–	66,850
Increase in inventories	(23,208)	–	(23,208)
Increase in receivables	(24,777)	–	(24,777)
Increase in payables	16,982	–	16,982
Cash generated by operations	35,847	–	35,847
Foreign tax	(20)	–	(20)
Repayment of Research and Development tax credit	(2,495)	–	(2,495)
Receipt of Research and Development tax credit	576	–	576
Interest paid	(308)	–	(308)
Net cash from operating activities	33,600	–	33,600

About CSR

CSR plc (Cambridge Silicon Radio) is a leading global provider of wireless personal area network technology including Bluetooth and Wi-Fi. CSR offers the market leading solutions for Bluetooth and 802.11a,b,g.

CSR is now producing its fourth generation BlueCore devices for Bluetooth. BlueCore4 supports the Enhanced Data Rate (EDR) standard, which was ratified at the end of 2004. BlueCore4 remains the only EDR silicon to be shipping in volume today. In November 2004 CSR launched UniFi, the first single chip 802.11a,b,g embedded solution specifically targeting the mobile phone and consumer electronics markets.

BlueCore features in over 50% of all Bluetooth devices shipped and over 60% of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Nokia, Dell, Samsung, Panasonic, Sharp, Motorola, IBM, Apple, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products.

In March 2005, CSR acquired Clarity Technologies Inc., for its Clear Voice Capture (CVC) technology that enhances the audio performance of any voice-based product or system. Applications for CVC include wireless headsets, handsets and automotive hands free systems.

CSR has its headquarters in Cambridge, UK, and offices in Richardson and Detroit, USA; Tokyo, Japan; Seoul, Korea; Taipei, Taiwan; Aalborg, Denmark; and Lund, Sweden.

More information can be found at www.csr.com and the partner web site www.btdesigner.com

More information about Bluetooth can be found on the SIG web site at www.bluetooth.com

CSR plc
Churchill House
Cambridge Business Park
Cowley Road
Cambridge
CB4 0WZ

www.csr.com






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REG-CSR PLC Section 198 Notice

Released: 25/07/2005

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RNS Number:2864P
CSR PLC
25 July 2005

25 July 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, Deutsche Bank AG and its subsidiaries, has advised that following a disposal of shares it no longer has a notifiable interest in the Company's shares.

This information is provided by RNS
The company news service from the London Stock Exchange
END
HOLDELFLEDBFBBX




Investor Relations

RNS story

REG-CSR PLC Section 198 Notice

Released: 25/07/2005

RNS Number:2861P
CSR PLC
25 July 2005

25 July 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Morgan Stanley Securities Limited ('MSSL') 3,800,547 ordinary shares (3.06%) which holding includes 3,645,881 ordinary shares which have been transferred to a third party on terms giving MSSL the right to require the return of an equivalent number of shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 notice

Released: 19/07/2005

RNS Number:0321P
CSR PLC
19 July 2005

19 July 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The registered shareholder, The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries has advised that following a disposal of shares it no longer has a notifiable interest in the Company's shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Board Appointment

Released: 01/07/2005

RNS Number:3294O
CSR PLC
01 July 2005

CSR plc
Board Appointment

CSR plc ("CSR") announces that Mr Anthony Carlisle has been appointed a non-executive director of the Company with immediate effect.

Mr Carlisle is an executive director of Citigate Dewe Rogerson, where he is responsible for strategic consultancy and client services. He has over thirty years experience in marketing and communications, including in financial PR and investor relations.

John Whybrow, chairman of CSR said "I am delighted to welcome Tony to CSR. He has a strong communications reputation and a long standing interest in the technology and telecommunications sectors. His extensive experience will further strengthen our board."

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Appointment

Released: 01/07/2005

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RNS Number:3295O
CSR PLC
01 July 2005

CSR plc
Remuneration Committee Chairman

CSR plc ("the Company") is pleased to announce that with immediate effect, Mr Ron Mackintosh has been appointed chairman of the remuneration committee. Mr Mackintosh is presently a non-executive director of the Company.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 30/06/2005

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RNS Number:3201O
CSR PLC
30 June 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

The Goldman Sachs Group, Inc,
on behalf of itself and its subsidiaries

4,787,748 ordinary shares (3.87%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 notice

Released: 30/06/2005

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RNS Number:3097O
CSR PLC
30 June 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries.

4,537,128 ordinary shares (3.67%)

Part of this holding may relate to
hedging arrangements for customer transactions

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 21/06/2005

RNS Number:8293N
CSR PLC
21 June 2005

21 June 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Morgan Stanley Securities Limited ('MSSL') 5,694,036 ordinary shares (4.60%) which holding includes 5,694,036 ordinary shares which have been transferred to a third party on terms giving MSSL the right to require the return of an equivalent number of shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 17/06/2005

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RNS Number:6968N
CSR PLC
17 June 2005

17 June 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Morgan Stanley Securities Limited ('MSSL') 6,205,677 ordinary shares (5.02%) which holding includes 5,869,464 ordinary shares which have been transferred to a third party on terms giving MSSL the right to require the return of an equivalent number of shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 15/06/2005

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RNS Number:6325N
CSR PLC
15 June 2005

15 June 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985.

The Company has been advised that following the sale of ordinary shares held by Amadeus Capital Partners Limited as the management company of Amadeus I L.P. and Amadeus I Affiliates L.P., they no longer have a notifiable interest in the Company.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 14/06/2005

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RNS Number:5702N
CSR PLC
14 June 2005

14 June 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL) (including subsidiaries) and FMR Corp (including subsidiaries) 14,063,585 ordinary shares (11.37%).

This information is provided by RNS
The company news service from the London Stock Exchange
END
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Investor Relations

RNS story

REG-CSR PLC Notice of Interim Results

Released: 13/06/2005

RNS Number:5092N
CSR PLC
13 June 2005

13 June 2005

CSR plc

Notice for the
Announcement of 2005 Interim results

CSR plc announces that it will release its interim results, including those for the second quarter 2005 on Thursday 28th July 2005.

Enquiries:

CSR	
Paul Goodridge	01223 692 000
Brunswick	
Tom Buchanan/Fiona Laffan	020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Further re Directors Dealing

Released: 09/06/2005

RNS Number:3671N
CSR PLC
09 June 2005

9 June 2005

CSR plc
(the Company)

Directors Dealing

Correction

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company makes a correction to an announcement made on Wednesday 8 June 2005, concerning the exercise of share options by directors and the subsequent sale by directors and related parties separately of ordinary shares in the Company at a price of £3.75 per share. The stated holdings after the exercise of options and subsequent sale of shares include those of related parties. The correction accounts for a minor amendment to both the number of shares exercised by Mr P Goodridge and shares sold by parties related to Mr Goodridge.

Director	Share Options Exercised	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining holding as a percentage of the issued share capital of the Company
John Hodgson	300,000	300,000	942,082	0.76%
Paul Goodridge	44,464	44,464	2,946	0.002%

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 08/06/2005

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RNS Number:3358N
CSR PLC
08 June 2005

8 June 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Morgan Stanley Securities Limited ('MSSL') 5,860,422 ordinary shares (4.74%) which holding includes 5,860,422 ordinary shares which have been transferred to a third party on terms giving MSSL the right to require the return of an equivalent number of shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Investor Relations

RNS story

REG-CSR PLC Director Shareholding

Released: 08/06/2005

RNS Number:3256N
CSR PLC
08 June 2005

8 June 2005

CSR plc
(the Company)

Directors Dealing

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company announces that on Wednesday 8 June 2005, certain directors exercised share options and directors and related parties separately at a price of £3.75 per share, sold ordinary shares in the Company. The stated holdings after the exercise of options and subsequent sale of shares include those of related parties.

Director	Share Options Exercised	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining holding as a percentage of the issued share capital of the Company
John Hodgson	300,000	300,000	942,082	0.76%
Paul Goodridge	41,838	41,838	2,946	0.002%

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 08/06/2005

RNS Number:3144N
CSR PLC
08 June 2005

8 June 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries 5,005,432 ordinary shares (4.05%).

Part of this holding may relate to hedging arrangements for customer transactions

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Directors Dealing

Released: 24/05/2005

RNS Number:7000M
CSR PLC
24 May 2005

24 May 2005

CSR plc
(the Company)

Directors Dealing

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company announces that Mr Glenn Collinson, Sales Director, yesterday exercised share options and today separately at a price of £3.58 per share, sold ordinary shares in the Company. The stated holding after the sale includes those of related parties.

Director	Share Options Exercised	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining holding as a percentage of the issued share capital of the Company
Glenn Collinson	369,000	300,000	2,115,840	1.72%

This information is provided by RNS
The company news service from the London Stock Exchange

END
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Investor Relations

RNS story

REG-CSR PLC Increase to Q1 Market Share

Released: 24/05/2005

RNS Number:6583M
CSR PLC
24 May 2005

May 24 2005

CSR PLC - INCREASE TO PREVIOUSLY REPORTED Q1 MARKET SHARE

CSR plc (LSE:CSR), a wireless solutions provider and the leader in Bluetooth technology, has been advised by IMS of a correction upwards in its market share figure above the 47% reported in its Q1 results statement on 4th May 2005. CSR's revised market share for Q1 was 51%.

The revision follows a reduction in the actual shipment data supplied by another Bluetooth vendor in Q1 which had previously been overstated.

Enquiries:

Paul Goodridge
Finance Director, CSR plc
+44 1223 692 000

Fiona Laffan/Tom Buchanan
Brunswick
+44 207 404 5959

About CSR

CSR plc (Cambridge Silicon Radio) is a leading provider of single-chip radio devices for short range wireless communication. CSR offers developed hardware/ software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders, including Nokia, Dell, Panasonic, Sharp, Motorola, IBM, Apple, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products. CSR is now producing its fourth generation of BlueCore devices to support the Enhanced Data Rate standard. In November 2004 CSR announced UniFi, the industry's first single chip IEEE802.11a, b, g embedded solution specifically targeting the mobile phone and consumer electronics markets.

CSR has its headquarters in Cambridge, UK, and offices in Richardson, Texas, and Detroit, Michigan, USA; Tokyo, Japan; Seoul, Korea; Taipei, Taiwan; Aalborg, Denmark and Lund, Sweden.

CSR acquired Clarity Technologies, Inc. on 15 March 2005. Clarity Technologies is a leading provider of software and services for improving the audio quality and performance of voice-based communications systems and products. Its voice extraction and echo cancellation software is based on its proprietary Clear Voice Capture ("CVC") technology, which enhances the audio performance of any voice-based product or system, including wireless headsets, wireless handsets and automotive hands free systems.

More information can be found at www.csr.com and the partner web site www.btdesigner.com

More information about Bluetooth can be found on the SIG web site at www.bluetooth.com


Investor Relations

RNS story

REG-CSR PLC Award of Share Options

Released: 16/05/2005

RNS Number:3421M
CSR PLC
16 May 2005

16 May 2005

CSR plc
(the Company)

Announcement of the award of share options
and ordinary shares in the Company pursuant to the Company's Share Option and Share Awards Plans

Invitations have today been issued to directors for awards of shares options and shares over ordinary shares in the Company, pursuant respectively to rules of the CSR plc Share Option Plan and the CSR Share Award Plan. The awards are being made following a meeting of the remuneration committee of the Company held on Wednesday 4 May 2005, approving the award of shares and share options to be effective 5 May 2005. In each case the vesting of awards is subject to a three year retention period and the fulfilment of performance conditions.

Director	Share Options Awarded	Option Price (£)	Nil Cost Share Awards	Awards Market Va (£)
John Hodgson	89,000	3.21	44,850	3.18
Glenn Collinson	56,100	3.21	17,000	3.18
James Collier	62,350	3.21	18,850	3.18
Paul Goodridge	56,100	3.21	17,000	3.18

This information is provided by RNS


csr


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RNS story

REG-CSR PLC Revenue Guidance for Q2 2005

Released: 12/05/2005

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RNS Number:2062M
CSR PLC
12 May 2005

May 12 2005

CSR PLC REVENUE GUIDANCE FOR Q2 2005 AS PRODUCTION RECOVERS AT SUBCONTRACT MANUFACTURING FACILITY

CSR plc (LSE:CSR), a wireless solutions provider and the leader in Bluetooth technology, provides Q2 revenue guidance as it recovers production following a fire at ASE Chung Li, a subcontract assembly and test facility.

Having reviewed the impact of this interruption to production on CSR's ability to meet a strong upsurge in demand, the Board now expects revenue of between $80 million and $90 million in Q2 2005, compared to an expectation of $85 million to $95 million prior to the fire.

CSR is pleased to announce that, as expected, limited production of CSR's BlueCore parts in BGA packages has been resumed by ASE and full production is expected to be resumed by the first week of June 2005.

As previously announced, the high level of design wins achieved during 2004 has been maintained (CSR achieved 74% of all handset and headset design wins in the last two quarters) and reinforces the Board's confidence in the outlook for the remainder of 2005.

Enquiries:

Paul Goodridge
Finance Director,CSR plc
+44 1223 692 000

Fiona Laffan/Tom Buchanan
Brunswick
+44 207 404 5959

About CSR

CSR plc (Cambridge Silicon Radio) is a leading provider of single-chip radio devices for short range wireless communication. CSR offers developed hardware/ software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders, including Nokia, Dell, Panasonic, Sharp, Motorola, IBM, Apple, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products. CSR is now producing its fourth generation of BlueCore devices to support the Enhanced Data Rate standard. In November 2004 CSR announced UniFi, the industry's first single chip IEEE802.11a, b, g embedded solution specifically targeting the mobile phone and consumer electronics markets.

CSR has its headquarters in Cambridge, UK, and offices in Richardson, Texas, and Detroit, Michigan, USA; Tokyo, Japan; Seoul, Korea; Taipei, Taiwan; Aalborg, Denmark and Lund, Sweden.

CSR acquired Clarity Technologies, Inc. on 15 March 2005. Clarity Technologies is a leading provider of software and services for improving the audio quality and performance of voice-based communications systems and products. Its voice extraction and echo cancellation software is based on its proprietary Clear Voice Capture ("CVC") technology, which enhances the audio performance of any voice-based product or system, including wireless headsets, wireless handsets and automotive hands free systems.

More information about Bluetooth can be found on the SIG web site at www.bluetooth.com

This information is provided by RNS
The company news service from the London Stock Exchange

END
MSCVFLFFEEBXBBX




Investor Relations

RNS story

REG-CSR PLC Director Shareholding

Released: 09/05/2005

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RNS Number:0691M
CSR PLC
09 May 2005

9 May 2005

CSR plc
(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that Mr John Whybrow, non-executive chairman, today acquired 20,000 ordinary shares in the Company at £3.28 per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUUURWAUPAGQB




Investor Relations

RNS story

REG-CSR PLC Section 198 Notice

Released: 09/05/2005

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RNS Number:0363M
CSR PLC
09 May 2005

9 May 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries
6,069,377 ordinary shares (4.94%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBKLFBEEBEBBV




Investor Relations

RNS story

REG-CSR PLC Director Shareholding

Released: 06/05/2005

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RNS Number:9787L
CSR PLC
06 May 2005

CSR plc
(the Company)

Directors Dealing

Announcement of the purchase of ordinary shares in the Company

The Company announces that Mr David Tucker, a non-executive director, today acquired 20,000 ordinary shares in the Company at £3.31 per share.

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSUUUGAAUPAGUQ


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RNS story

REG-CSR PLC Section 198 Notice

Released: 06/05/2005

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RNS Number:9785L
CSR PLC
06 May 2005

6 May 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries 4,892,718 ordinary shares (3.99%)

Part of this holding may relate to hedging arrangements for customer transactions.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBQLFBEEBEBBB




Investor Relations

RNS story

REG-CSR PLC AGM Statement - Replacement

Released: 04/05/2005

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RNS Number:8998L
CSR PLC
4 May 2005

The following replaces the 'AGM Statement' announcement released today at 15:12 under RNS No 8785L.

The announcement has been re-released to eliminate text duplication in number 14.

All other details remain unchanged.

The full amended text is shown below.

4 May 2005

CSR PLC
ANNUAL GENERAL MEETING

CSR plc (LSE:CSR), a wireless solutions provider and the leader in Bluetooth technology, announces the passing of all resolutions proposed at its Annual General Meeting held on Wednesday 4 May 2005.

The shareholder votes in favour of each resolution as a proportion of the total votes cast are shown below.

	Ordinary Resolutions	Votes in favour as a percentage of total votes cast
1	To receive the financial statements and the reports of the directors and auditors	99.74
2	To approve the remuneration report for the year ended 31 December 2004	91.79
3	To elect as a director Mr Ron Mackintosh	100
4	To elect as a director Mr John Scarisbrick	100
5	To re-elect as a director Mr James Collier	99.90
6	To re-elect as a director Mr Glenn Collinson	99.90
7	To re-appoint Deloitte & Touche LLP as auditors and authorise the directors to determine their remuneration	93.16
8	To authorise the directors to establish the CSR Share Award Plan	94.57
9	To amend the CSR plc Share Option Plan	94.57
10	To authorise the directors to establish plans equivalent to the CSR Share Award Plan for employees resident or working outside the United Kingdom	96.83
11	To authorise the Company to make political donations	92.33
12	To grant to the directors authority under S 80 of the Companies Act 1985 Special Resolutions	94.13
13	To disapply S 95 of the Companies Act 1985	99.99
14	To grant to the Company authority to purchase its own shares under S166 of the Companies Act 1985	99.99

Paul Goodridge
Finance Director, CSR plc
+44 1223 692 000

Fiona Laffan/Tom Buchanan
Brunswick
+44 207 404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END

AGMILFEDERISIIE


Investor Relations

RNS story

REG-CSR PLC AGM Statement

Released: 04/05/2005

RNS Number:8785L
CSR PLC
04 May 2005

4 May 2005

CSR PLC
ANNUAL GENERAL MEETING

CSR plc (LSE:CSR), a wireless solutions provider and the leader in Bluetooth technology, announces the passing of all resolutions proposed at its Annual General Meeting held on Wednesday 4 May 2005.

The shareholder votes in favour of each resolution as a proportion of the total votes cast are shown below.

	Ordinary Resolutions	Votes in favour as a percentage of total votes cast
1	To receive the financial statements and the reports of the directors and auditors	99.74
2	To approve the remuneration report for the year ended 31 December 2004	91.79
3	To elect as a director Mr Ron Mackintosh	100
4	To elect as a director Mr John Scarisbrick	100
5	To re-elect as a director Mr James Collier	99.90
6	To re-elect as a director Mr Glenn Collinson	99.90
7	To re-appoint Deloitte & Touche LLP as auditors and authorise the directors to determine their remuneration	93.16
8	To authorise the directors to establish the CSR Share Award Plan	94.57
9	To amend the CSR plc Share Option Plan	94.57
10	To authorise the directors to establish plans equivalent to the CSR Share Award Plan for employees resident or working outside the United Kingdom	96.83
11	To authorise the Company to make political donations	92.33
12	To grant to the directors authority under S 80 of the Companies Act 1985 Special Resolutions	94.13
13	To disapply S 95 of the Companies Act 1985	99.99
14	To grant to theCompany authority to Company authority to purchase its own shares under S166 of the Companies Act 1985	99.99

Enquiries:

Paul Goodridge
Finance Director, CSR plc
+44 1223 692 000

Fiona Laffan/Tom Buchanan
Brunswick
+44 207 404 5959

END
AGMAIMATMMMMBJA

Part 1 + 2


csr

4 May 2005

CSR PLC UNAUDITED RESULTS FOR THE QUARTER ENDED 1 APRIL 2005

CSR MEETS EXPECTATIONS IN Q1 2005 AND EXPERIENCES STRONG CUSTOMER DEMAND FOR Q2 2005

CSR plc [LSE:CSR], a wireless solutions provider and the leader in Bluetooth technology, announces its unaudited financial results for the quarter ended 1 April 2005 (Q1 2005).

HIGHLIGHTS

First Quarter 2005

Financial highlights

- Revenue increased by 80% to $66.4 million (Q1 2004: $36.8 million)
- Gross margin of 46.6% (Q1 2004: 48.3%)
- Operating profit increased by 45% to $10.3 million (Q1 2004: $7.1 million)
- Operating margin of 15.5% (Q1 2004: 19.2%)
- Profit before tax increased by 47% to $10.9 million (Q1 2004: $7.4 million)
- Diluted earnings per share of $0.06 (Q1 2004: $0.06)
- Operating cash inflow of $4.9 million (Q1 2004: $2.5 million)

Operational highlights

- Acquired Clarity Technologies, Inc., a leading provider of software for improving audio quality
- 47% unit market share
- 100 design wins in Q1, with 48 in March 2005 alone
- Design win market share maintained at over 60%
- 19 mobile phone design wins including wins with LG, Motorola, NEC, Nokia, Panasonic and Samsung
- Fire at ASE Chung Li, Taiwan causes some interruption to assembly and test in Q2 2005

Commenting on the results, John Hodgson, CEO said:

"We are pleased to have delivered Q1 2005 revenue and profit in line with expectations. Customer orders picked up significantly after Chinese new-year and support our expectation of a sharp acceleration in revenue in subsequent quarters. Our design win record was again very strong which supports the Board's confidence in the full year. We had expected revenues in Q2 2005 of between $85 and $95 million but this will be impacted by the fire at ASE Chung Li and we will provide revised guidance as soon as practicable."

Enquiries:

Paul Goodridge
Finance Director, CSR plc
+44 1223 692 000

Fiona Laffan/Tom Buchanan
Brunswick
+44 207 404 5959

About CSR

CSR plc (Cambridge Silicon Radio) is a leading provider of single-chip radio devices for short range wireless communication. CSR offers developed hardware/software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders, including Nokia, Dell, Panasonic, Sharp, Motorola, IBM, Apple, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products. CSR is now producing its fourth generation of BlueCore devices to support the Enhanced Data Rate standard. In November 2004 CSR announced UniFi, the industry's first single chip IEEE802.11a, b, g embedded solution specifically targeting the mobile phone and consumer electronics markets.

CSR has its headquarters in Cambridge, UK, and offices in Richardson, Texas, and Detroit, Michigan, USA; Tokyo, Japan; Seoul, Korea; Taipei, Taiwan; Aalborg, Denmark and Lund, Sweden.

CSR acquired Clarity Technologies, Inc. on 15 March 2005. Clarity Technologies is a leading provider of software and services for improving the audio quality and performance of voice-based communications systems and products. Its voice extraction and echo cancellation software is based on its proprietary Clear Voice Capture ("CVC") technology, which enhances the audio performance of any voice-based product or system, including wireless headsets, wireless handsets and automotive hands free systems.

More information can be found at www.csr.com and the partner web site www.btdesigner.com

More information about Bluetooth can be found on the SIG web site at www.bluetooth.com

Financial Review

IFRS (International Financial Reporting Standards)

CSR adopted IFRS from 1 January 2005. All comparatives have been restated to comply with the requirements of IFRS. A full analysis of the restatements is given in note 6.

In summary, all adjustments to prior period income statements result from the implementation of IFRS 2 - Share-based Payment and relate to the recording of charges based on the fair value of option awards. The charge in Q1 2005 was $292,000. For Q1 2004 and Q4 2004 the charges recorded were $72,000 and $248,000 respectively.

In 2005, the impact of IFRS on CSR's earnings is expected to be less than 5%.

First Quarter ended 1 April 2005

Revenue

Revenue for Q1 2005 amounted to $66.4 million, representing a 17% decrease from $79.8 million in Q4 2004, and an 80% increase over Q1 2004 revenue of $36.8 million.

The Q1 2005 revenue reflects the impact of lower levels of business between Christmas and Chinese new-year and lower headset shipments partly resulting from the utilisation of inventories built by headset customers at the end of 2004.

Revenue in Q1 2005 was derived predominantly from shipments of ICs (integrated circuits) with $1.7 million (Q4 2004: $1.5 million) of royalty revenue resulting from shipments of BlueCore2 ROM parts under manufacturing licence.

Customer concentration was unchanged quarter on quarter at 52% of revenue shipped to the top 5 end customers (Q4 2004: 52%).

The blended average selling price (ASP) for CSR's products declined by 10% from the Q4 2004 level. This decline was caused by a combination of a planned reduction in individual product ASPs and a change in the product mix to lower ASP ROM (read only memory) parts.

Gross Profit

Gross profit for the quarter was $30.9 million compared to $37.2 million in Q4 2004 and $17.8 million in Q1 2004. Gross margin was 46.6% of revenue, unchanged from Q4 2004 (Q1 2004: 48.3%). Excluding royalty income, gross margin declined very slightly quarter on quarter. Individual product margins were maintained at or around Q4 2004 levels with the planned ASP declines being offset by product cost reductions.

Operating Expenses

Research and development (R&D) expenditure was $10.4 million in Q1 2005 compared to $8.3 million in Q4 2004, an increase of 25% (Q1 2004: $5.3 million). The increase was due in part to additional employment and recruitment related costs in line with headcount growth and annual pay rises, as well as costs relating to the continuing development of new products. Additionally in Q1 2005, GBP denominated R&D expenses were approximately 15% higher than Q4 2005 as a result of an increase in the average USD exchange rate from 1.55 USD/GBP in 2004 to 1.78 USD/GBP in 2005.

Selling, general and administrative (SG&A) expenses were $10.3 million for Q1 2005 compared to $10.1 million in Q4 2004, an increase of $0.2 million (Q1 2004: $5.4 million). The cost increases associated with continued growth in our sales, applications and marketing teams were largely offset by a reduced level of sales commission and $0.3 million of non-recurring office move costs which were charged in Q4 2004. A $0.3 million charge in Q4 2004 relating to the revaluation of GBP payables reduced the inflationary impact of the increased exchange rate in Q1 2005.

Share based payment charges, recorded under IFRS 2, were $292,000 for Q1 2005.

Operating Profit
Operating profit for Q1 2005 was $10.3 million compared to $18.8 million in Q4 2004 and $7.1 million in Q1 2004. Operating margin was 15.5% in Q1 2005 compared to 23.6% in Q4 2004 (Q1 2004: 19.2%), reflecting the 17% reduction in revenue in the quarter.

Interest Receivable
Interest receivable for Q1 2005 was $638,000 an increase of 31% compared to $488,000 received in Q4 2004. The increase was due in large part to an increase in USD and GBP interest rates.

Earnings and Taxation
For Q1 2005 profit before taxation was $10.9 million compared to $18.9 million for Q4 2004 and $7.4 million for Q1 2004.

CSR charged corporation tax at an approximate effective rate of 27.6% for 2005 in Q1. The first payment of UK corporation tax is expected to be in July 2005.

Fully diluted earnings for Q1 2005 were $0.06 per share compared to $0.16 per share for Q4 2004 (Q1 2004: $0.06).

Balance Sheet and Cash Flow

Cash and cash equivalents (including treasury deposits) were $96.1 million at 1 April 2005, compared to $110.1 million at 31 December 2004.

Net cash inflow from operating activities was $4.9 million in Q1 2005 compared to $11.0 million in Q4 2004 and $2.5 million in Q1 2004. Cash outflow on capital expenditure was $3.2 million in Q1 2005, with a further $17.1 million cash outflow for the acquisition of Clarity Technologies, Inc. ($16.6 million net of cash acquired).

Accounts receivable increased to $39.9 million at 1 April 2005 from $31.8 million at 31 December 2004 as a result of the Q1 revenue being phased towards the end of the quarter following the seasonal downturn before Chinese new-year. Days sales outstanding (DSO) were 40 days at 1 April 2005 compared with 41 days at 31 December 2004.

Closing inventory was $32.4 million at 1 April 2005 compared to $30.1 million at 31 December 2004, an increase of $2.3 million in anticipation of increased customer demand in Q2 2005.

Operating Review

Market Conditions
Design activity as listed by the industry on the Bluetooth website continued to be strong in Q1 2005 with 158 end products and modules qualified compared to 165 in Q4 2004. There were 31 mobile phone qualifications in Q1 2005, an increase of 63% over Q4 2004. The increased level of mobile phone qualifications, particularly in mid range phones, supports expectations that attach rates of Bluetooth in mobile phones will rise to between 20% and 30% in 2005.

Estimates (source IMS) of Bluetooth shipments in 2005 remain at 250 million units, an increase of 79% over the 140 million unit shipments in 2004.

Operational Status and Design Wins
During Q1 2005, CSR's customers qualified 100 end products and modules (Q4 2004:114) using CSR's ICs (integrated circuits) (source Bluetooth Special Interest Group Website – www.bluetooth.com). These qualified products included mobile phones, mono and stereo headsets, laptops, PDAs, PC peripherals, automotive and consumer products from 65 different customers. During Q1 2005 CSR maintained its share of Bluetooth qualified end products and modules at over 60% for the seventh consecutive quarter.

The mobile phone segment is providing much of the growth in Bluetooth shipments in 2005. It is significant that CSR won 19 of the 31 mobile phone qualifications (61%) in Q1 2005 up from 14

qualifications in Q4 2004 and 5 qualifications in Q3 2004. Mobile phone customers qualifying products with CSR ICs in Q1 2005 included Nokia (8 models, 4 each with BlueCore2 and BlueCore3), Samsung (5 models being SGH-E530, SGH-E620, SGH-E720, SGH-E880, and SCH-i830), Motorola, LG, NEC, Panasonic and Vertu.

Other notable design wins in Q1 2005 included mono headsets for Jabra, LG, Nokia and Treo (palmOne); stereo headphones for Motorola, i.Tech Dynamic and Fillony; printers for Canon, Seiko Epson, Panasonic and Ricoh; notebooks for ASUStek; a mouse for Logitech; and, in the consumer segment, the Gizmondo mobile entertainment system.

CSR's unit market share in Q1 2005 was 47% (including units shipped under manufacturing licence).

UniFi

Customer interest remains strong in UniFi, the industry's first single chip IEEE802.11a, b, g embedded solution specifically targeting the mobile phone and consumer electronics markets. CSR remains on schedule to commence production towards the end of 2005 and start to ship in volume during 2006. During April 2005, CSR demonstrated UniFi-1, at The Wireless LAN Event at London's Olympia. This system demonstrated the ease of voice calls over IP (VoIP), via Wi-Fi connection from the phone to an access point and combined with a Bluetooth connection between a headset and the smartphone. As well as the excellent Wi-Fi range from the UniFi IC, the demonstration showed excellent co-existence between Wi-Fi and Bluetooth (also using CSR's IC, embedded in the XDA II).

Acquisition of Clarity Technologies Inc

On 15 March 2005 CSR acquired Clarity Technologies, Inc., a leading provider of software for improving the audio quality and performance of voice-based communications systems and products, for consideration of $17.1 million payable in cash. The benefits of the acquisition to CSR include;

- Ownership of Clear Voice Capture (CVC) technology, a patented and high profile audio solution that will allow CSR to enhance the features in its next generation of Bluetooth products.
- Established customer relationships in the automotive sector, especially in the US, giving CSR additional opportunities to increase its share of the market for Bluetooth solutions.
- Additional technical competencies in the operation of wireless headsets, which will further enhance CSR's position in this increasingly competitive market.

The fair value of the identifiable tangible and intangible assets acquired was $1.9 million. The goodwill arising on the acquisition was $15.5 million.

People

Headcount increased from 316 at the end of Q4 2004 to 383 at the end of Q1 2005. 34 of this additional headcount joined CSR on the acquisition of Clarity Technologies, Inc. CSR expects to continue to recruit engineers in 2005 to support new R&D projects. Further recruitment in sales, marketing, applications engineering and operations is expected to support the business growth.

Incident at ASE Chung Li

On May 1 2005 a fire caused some damage to the materials processing plant at ASE's Chung Li facility in Taiwan. On May 3 2005 CSR released a separate statement relating to the possible impact of this fire on its operations.

Outlook

As foreseen, CSR has experienced a significant increase in customer demand following Chinese new-year, which, before adjusting for the impact of the fire at ASE Chung Li, would have led the Board to expect revenues for Q2 2005 of between $85 and $95 million. Revised guidance on Q2 2005 revenue will be provided as soon as is practicable.

The level of design wins achieved during 2004 and the continuing high levels of design wins (amounting to 74% of all of headset and handsets in the last two quarters) reinforce our confidence in the outlook for the remainder of 2005.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions.

Consolidated income statement

	Q1 2005	Q4 2004	Q1 2004
	Period from 1 January 2005 to 1 April 2005 (unaudited) $'000	Period from 2 October 2004 to 31 December 2004 (unaudited) $'000	Period from 1 January 2004 to 2 April 2004 (unaudited) $'000
Revenue	66,360	79,793	36,812
Cost of sales	(35,425)	(42,580)	(19,025)
Gross profit	30,935	37,213	17,787
Research and development	(10,394)	(8,304)	(5,300)
Sales and marketing	(7,372)	(7,252)	(3,768)
Administrative expenses	(2,895)	(2,864)	(1,666)
Operating profit	10,274	18,793	7,053
Investment income	638	488	140
Finance (costs) income (net)	(38)	(366)	175
Profit before tax	10,874	18,915	7,368
Tax	(3,001)	2,233	8
Profit for the period	7,873	21,148	7,376
Earnings per share	$	$	$
Basic	0.06	0.17	0.07
Diluted	0.06	0.16	0.06

Consolidated statement of changes in shareholders' equity

	Q1 2005	Q4 2004	Q1 2004
	Period from 1 January 2005 to 1 April 2005 (unaudited) $'000	Period from 2 October 2004 to 31 December 2004 (unaudited) $'000	Period from 1 January 2004 to 2 April 2004 (unaudited) $'000
At beginning of period	155,485	133,593	35,393
Profit for the period	7,873	21,148	7,376
Issue of share capital	364	496	73,400
Share issue costs	-	-	(5,531)
Redemption of redeemable preference shares	-	-	(11,189)
Share based payments	292	248	72
Gains on cash flow hedges	1,921	-	-
Tax on items taken directly to equity	(576)	-	-
Transferred to profit or loss on cash flow hedges	(285)	-	-
Tax on items transferred from equity	85	-	-
At end of period	165,159	155,485	99,521

Consolidated balance sheet

	1 April 2005 (unaudited) $'000	31 December 2004 (unaudited) $'000	2 April 2004 (unaudited) $'000
Non-current assets			
Goodwill	15,511	-	-
Other intangible assets	10,459	6,350	6,888
Tangible assets	7,804	6,475	3,516
Deferred tax asset	4,674	8,112	164
	38,448	20,937	10,568
Current assets			
Inventory	32,441	30,088	10,652
Cash flow hedges	1,921	-	-
Trade and other receivables	44,913	35,952	20,206
Treasury deposits	20,000	35,000	-
Cash and cash equivalents	76,126	75,074	85,216
	175,401	176,114	116,074
Total assets	213,849	197,051	126,642
Current liabilities			
Trade and other payables	44,283	36,383	24,363
Tax liabilities	18	71	44
Obligations under finance leases	45	-	102
Short-term provisions	1,692	2,346	872
	46,038	38,800	25,381
Net current assets	129,363	137,314	90,693
Non-current liabilities			
Other payables	1,160	1,160	1,740
Long-term provisions	1,492	1,606	-
	2,652	2,766	1,740
Total liabilities	48,690	41,566	27,121
Net assets	165,159	155,485	99,521
Equity			
Share capital	218	218	215
Share premium account	78,133	77,769	76,619
Capital redemption reserve	950	950	950
Merger reserve	61,574	61,574	61,574
Hedging reserve	1,145	-	-
Share based payment reserve	1,051	759	131
Retained earnings	22,088	14,215	(39,968)
Total equity	165,159	155,485	99,521

Consolidated Cash Flow Statement

	Q1 2005	Q4 2004	Q1 2004
	Period from 1 January 2005 to 1 April 2005 (unaudited) $'000	Period from 2 October 2004 to 31 December 2004 (unaudited) $'000	Period from 1 January 2004 to 2 April 2004 (unaudited) $'000
Net cash from operating activities	4,941	11,040	2,492
Investing activities			
Interest received	488	488	140
Sale (purchase) of treasury deposits	15,000	(10,000)	-
Purchases of property, plant and equipment	(2,428)	(2,375)	(858)
Purchases of intangible assets	(748)	(548)	(719)
Acquisition of subsidiary	(16,612)	-	-
Net cash used in investing activities	(4,300)	(12,435)	(1,437)
Financing activities			
Dividends paid	-	-	(325)
Redemption of preference shares	-	-	(10,864)
Repayments of obligations under finance leases	-	-	(100)
Proceeds on issue of share capital	408	482	73,290
Share capital issue costs	-	-	(4,013)
Net cash from financing activities	408	482	57,988
Net increase (decrease) in cash and cash equivalents	1,049	(913)	59,043
Cash and cash equivalents at beginning of period	75,074	76,669	25,949
Effect of foreign exchange rate changes	3	(682)	224
Cash and cash equivalents at end of period	76,126	75,074	85,216

Notes

1. **Earnings per ordinary share**

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
1 January 2004 – 2 April 2004	104,664,135	113,859,715
2 October 2004 – 31 December 2004	121,812,491	132,508,152
1 January 2005 – 1 April 2005	122,223,650	132,736,554

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

2. **CSR's Calendar**

CSR operates a thirteen week quarter with 4 weeks (28 days) in the first 2 months and 5 weeks (35 days) in the final month of each quarter. The calculation of DSO therefore compares closing accounts receivable with revenue in the preceding 5 week month.

3. **Finance (costs) income (net)**

	Q1 2005	Q4 2004	Q1 2004
	Period from 1 January 2005 to 1 April 2005 (unaudited) $'000	Period from 2 October 2004 to 31 December 2004 (unaudited) $'000	Period from 1 January 2004 to 2 April 2004 (unaudited) $'000
Interest expense and similar charges	(41)	(23)	(57)
Foreign exchange gains (losses)	3	(343)	232
Finance (costs) income (net)	(38)	(366)	175

4. **Reconciliation of profit from operations to net cash from operating activities**

	Q1 2005 Period from 1 January 2005 to 1 April 2005 (unaudited) $'000	Q4 2004 Period from 2 October 2004 to 31 December 2004 (unaudited) $'000	Q1 2004 Period from 1 January 2004 to 2 April 2004 (unaudited) $'000
Profit from operations	10,274	18,793	7,053
Adjustments for:			
Amortisation of intangible assets	716	557	401
Depreciation of property, plant and equipment	817	678	550
Loss on disposal of property, plant and equipment	-	163	-
Share related charge	292	248	72
(Decrease) increase in provisions	(768)	(79)	116
Operating cash flows before movements in working capital	11,331	20,360	8,192
(Increase) decrease in inventories	(2,353)	2,838	(3,772)
Increase in receivables	(8,111)	(2,558)	(6,539)
Increase (decrease) in payables	4,223	(9,562)	4,073
Cash generated by operations	5,090	11,078	1,954
Foreign tax	(108)	-	19
Receipt of Research and Development tax credit	-	-	576
Interest paid	(41)	(38)	(57)
Net cash from operating activities	4,941	11,040	2,492

5. Acquisition of subsidiary

On 15 March 2005, the Group acquired 100% of the issued share capital of Clarity Technologies, Inc. for cash consideration of $17.1 million.

	Book value $'000	Fair value adjustments $'000	Fair value $'000
Net assets acquired	112	(8)	104
Property, plant and equipment	425	(117)	308
Intangible assets	432	1,056	1,488
	969	931	1,900
Goodwill			15,511
Total consideration			17,411
Satisfied by:			
Cash			17,100
Directly attributable costs			311
			17,411
Net cash outflow arising on acquisition			
Cash consideration			(17,100)
Cash and cash equivalents acquired			488
			(16,612)

6. Financial information

The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The financial information has been prepared on the basis of all applicable IFRS, including all International Accounting Standards (IAS), Standing Interpretations Committee (SIC) interpretations and International Financial Reporting Interpretations Committee (IFRIC) interpretations issued by the International Accounting Standards Board (IASB) before 2 April 2005. These include IFRS endorsed by the EU and those awaiting formal endorsement.

At this stage of the development of IFRS, matters such as the interpretation and application surrounding it are continuing to evolve. In addition, IFRS currently in issue and adopted by the EU are subject to interpretation issued from time to time by the IFRIC and further standards may be issued by the IASB that will be adopted by the EU during 2005. Given these uncertainties, the financial information is subject to possible change when applied in CSR's first financial reporting under IFRS, the period 1 January 2005 to 30 December 2005.

The rules for first adoption of IFRS are set out in IFRS1, "First-time Adoption of International Financial Reporting Standards". IFRS1 requires use of the same accounting policies in the IFRS transition balance sheet and for all periods presented thereafter. The accounting policies must comply with all IFRS effective at the reporting date for the first financial reporting under IFRS, the period 1 January 2005 to 30 December 2005.

IFRS1 permits companies adopting IFRS for the first tme to take exemptions from the full requirements of IFRS in the transition period. This financial information has been prepared on the basis of taking the following exemptions.

(a) Business combinations prior to 1 January 2004 have not been restated to comply with IFRS3 "Business Combinations".

(b) Cumulative translation differences on foreign operations are deemed to be zero at 1 January 2004. Any gains and losses recognised in the consolidated income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to the transition date.

(c) IAS32 and IAS39 have been adopted from 1 January 2005, with no restatement of comparative information.

The financial information presented for the period ended 2 April 2004 (Q1 2004) and 31 December 2004 (Q4 2004) has been restated to comply with IFRS.

The adjustments to the income statements for Q1 2004 and Q4 2004 all related to the recording of share related charges in accordance with IFRS 2, adjustments are shown in the tables below:

Q1 2004

	Under UK GAAP (unaudited) $'000	IFRS 2 – Share based payment (unaudited) $'000	Under IFRS (unaudited) $'000
Revenue	36,812	-	36,812
Cost of sales	(19,020)	(5)	(19,025)
Gross profit	17,792	(5)	17,787
Research and development	(5,269)	(31)	(5,300)
Sales and marketing	(3,831)	63	(3,768)
Administrative expenses	(1,992)	326	(1,666)
Operating profit	6,700	353	7,053
Investment income	140	-	140
Finance income	175	-	175
Profit before tax	7,015	353	7,368
Tax	114	(106)	8
Profit for the period	7,129	247	7,376
Earnings per share	$		$
Basic	0.07		0.07
Diluted	0.06		0.06

Share-based payment

Under UK GAAP, an expense was recognised in the income statement for share options, excluding Save As You Earn options which were exempt, based on the difference between market price on the date of issue and the exercise price. Under IFRS 2, an expense is recognised for all equity settled share options granted after 7 November 2002 which had not fully vested by 31 December 2004, based on the fair value of the options calculated using the appropriate pricing models.

A charge of $72,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

A credit of $425,000 was recorded in respect of the reversal of the UITF 17 share related charge, previously recognised under UK GAAP, as this transaction fell outside the scope of IFRS 2. This was allocated between sales and marketing and administrative expenses.

Deferred tax

In accordance with IFRS 2, an additional tax charge of $106,000 was recorded, being 30% of the net of the two adjustments above.

Q4 2004

	Under UK GAAP (unaudited) $'000	IFRS 2 – Share based payment (unaudited) $'000	Under IFRS (unaudited) $'000
Revenue	79,793	-	79,793
Cost of sales	(42,566)	(14)	(42,580)
Gross profit	37,227	(14)	37,213
Research and development	(8,196)	(108)	(8,304)
Sales and marketing	(7,167)	(85)	(7,252)
Administrative expenses	(2,823)	(41)	(2,864)
Operating profit	19,041	(248)	18,793
Investment income	488	-	488
Finance costs	(366)	-	(366)
Profit before tax	19,163	(248)	18,915
Tax	2,159	74	2,233
Profit for the period	21,322	(174)	21,148
Earnings per share	$		$
Basic	0.18		0.17
Diluted	0.16		0.16

Share-based payment

A charge of $248,000 was recognised in respect of share options falling within the scope of IFRS 2, this was allocated between cost of sales, research and development, sales and marketing and administrative expenses in line with staff costs.

Deferred tax

In accordance with IFRS 2, an increase of $74,000 was made to the tax credit, being 30% of the charge above.

Excluding reclassifications, the adjustments to the balance sheets for Q1 2004 and Q4 2004 related to the recording of share related charges in accordance with IFRS 2 The IFRS 2 adjustments are shown in the tables below together with the reclassification adjustments:

Q1 2004

	Under UK GAAP 2 April 2004 (unaudited) $'000	IFRS 2 – Share based payment (unaudited) $'000	Other standards - Reclassifications (unaudited) $'000	Under IFRS 2 April 2004 (unaudited) $'000
Non-current assets				
Other intangible assets	-	-	6,888	6,888
Tangible assets	10,404	-	(6,888)	3,516
Deferred tax asset	-	(106)	270	164
	10,404	(106)	270	10,568
Current assets				
Inventory	10,652	-	-	10,652
Trade and other receivables	20,476	-	(270)	20,206
Treasury deposits	82,319	-	(82,319)	-
Cash and cash equivalents	2,897	-	82,319	85,216
	116,344	-	(270)	116,074
Total assets	126,748	(106)	-	126,642
Current liabilities				
Trade and other payables	24,407	-	(44)	24,363
Tax liabilities	-	-	44	44
Obligations under finance leases	102	-	-	102
Short-term provisions	872	-	-	872
	25,381	-	-	25,381
Net current assets	90,963	-	(270)	90,693
Non-current liabilities				
Other payables	1,740	-	-	1,740
Total liabilities	27,121	-	-	27,121
Net assets	99,627	(106)	-	99,521
Equity				
Share capital	215	-	-	215
Share premium account	76,619	-	-	76,619
Capital redemption reserve	950	-	-	950
Merger reserve	61,574	-	-	61,574
Share based payment reserve	-	131	-	131
Retained earnings	(39,731)	(237)	-	(39,968)
Total equity	99,627	(106)	-	99,521

Share based payment

A share based payment reserve of $131,000 was recorded, representing the charge of $72,000 for Q1 2004 and a charge of $59,000 for all preceding periods.

Deferred tax

The deferred tax asset was decreased by $106,000 being the additional taxation charge in the quarter from the recording of share based payment charges under IFRS 2.

Under IFRS, all deferred tax assets are shown as non-current assets, this resulted in the reclassification of $270,000 from trade and other receivables to deferred tax.

Intangible assets

Under UK GAAP, computer software costs were capitalised as tangible fixed assets. Under IFRS, computer software costs are capitalised as intangible assets. At 2 April 2004, this resulted in the reclassification of $6,888,000 of computer software as intangible assets, mainly being licences for CAD tools.

Treasury deposits

Under UK GAAP, treasury deposits are defined as all deposits with a maturity exceeding 24 hours at the balance sheet date. Under IFRS, treasury deposits are defined as all deposits with an initial term exceeding 90 days. At 1 April 2004, this resulted in the reclassification of $82,319,000 as cash and cash equivalents.

Other changes

Tax liabilities are shown separately on the face of the balance sheet, this resulted in the reclassification of $44,000 from trade and other payables to tax liabilities.

Q4 2004

	Under UK GAAP 31 December 2004 (unaudited) $'000	IFRS 2 – Share based payment (unaudited) $'000	Other standards - Reclassifications (unaudited) $'000	Under IFRS 31 December 2004 (unaudited) $'000
Non-current assets				
Other intangible assets		-	6,350	6,350
Tangible assets	12,825	-	(6,350)	6,475
Deferred tax asset	-	83	8,029	8,112
	12,825	83	8,029	20,937
Current assets				
Inventory	30,088	-	-	30,088
Trade and other receivables	43,981	-	(8,029)	35,952
Treasury deposits	108,167	-	(73,167)	35,000
Cash and cash equivalents	1,907	-	73,167	75,074
	184,143	-	(8,029)	176,114
Total assets	196,968	83	-	197,051
Current liabilities				
Trade and other payables	36,454	-	(71)	36,383
Tax liabilities	-	-	71	71
Short-term provisions	-	-	2,346	2,346
	36,454	-	2,346	38,800
Net current assets	147,689	-	(10,375)	137,314
Non-current liabilities				
Other payables	1,160	-	-	1,160
Long-term provisions	3,952	-	(2,346)	1,606
	5,112	-	(2,346)	2,766
Total liabilities	41,566	-	-	41,566
Net assets	155,402	83	-	155,485
Equity				
Share capital	218	-	-	218
Share premium account	77,769	-	-	77,769
Capital redemption reserve	950	-	-	950
Merger reserve	61,574	-	-	61,574
Share based payment reserve	-	759	-	759
Retained earnings	14,891	(676)	-	14,215
Total equity	155,402	83	-	155,485

Share based payment

A share based payment reserve of $759,000 was recorded, representing the charge of $248,000 for Q4 2004 and a charge of $511,000 for all preceding periods.

Deferred tax

The deferred tax asset was increased by $83,000 being the additional taxation benefit in the year from the recording of share based payment charges under IFRS 2.

$8,029,000 was reclassified from trade and other receivables to deferred tax assets.

Intangible assets

At 31 December 2004, the adoption of IFRS resulted in the reclassification of $6,350,000 of computer software as intangible assets, mainly being licences for CAD tools.

Treasury deposits

At 31 December 2004, the adoption of IFRS resulted in the reclassification of $73,167,000 as cash and cash equivalents.

Other changes

Tax liabilities are shown separately on the face of the balance sheet, this resulted in the reclassification of $71,000 from trade and other payables to tax liabilities.

Under IFRS, provisions should be split between shorter than one year and greater than one year. At 31 December 2004, this resulted in the reclassification of $2,346,000 to provisions less than one year.

The adjustments to the cash flow statements for Q1 2004 and Q4 2004 related to the recording of share related charges in accordance with IFRS 2, the change in classification of intangible assets and the change in definition of treasury deposits. The adjustments are shown in the tables below:

Q1 2004

Cash flow statement

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Net cash from operating activities	2,492	-	2,492
Investing activities			
Interest received	140	-	140
Purchase of treasury deposits	(58,056)	58,056	-
Purchases of property, plant and equipment	(1,577)	719	(858)
Purchases of intangible assets	-	(719)	(719)
Net cash used in investing activities	(59,493)	58,056	(1,437)
Financing activities			
Dividends paid	(325)	-	(325)
Redemption of preference shares	(10,864)	-	(10,864)
Repayments of obligations under finance leases	(100)	-	(100)
Proceeds on issue of share capital	73,290	-	73,290
Share capital issue costs	(4,013)	-	(4,013)
Net cash from financing activities	57,988	-	57,988
Net increase in cash and cash equivalents	987	58,056	59,043
Cash and cash equivalents at beginning of period	1,686	24,263	25,949
Effect of foreign exchange rate changes	224	-	224
Cash and cash equivalents at end of period	2,897	82,319	85,216

Reconciliation of profit from operations to net cash from operating activities

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Profit from operations	6,700	353	7,053
Adjustments for:			
Amortisation of intangible assets	-	401	401
Depreciation of property, plant and equipment	951	(401)	550
Share related charge	425	(353)	72
Increase in provisions	116	-	116
Operating cash flows before movements in working capital	8,192	-	8,192
Increase in inventories	(3,772)	-	(3,772)
Increase in receivables	(6,539)	-	(6,539)
Increase in payables	4,073	-	4,073
Cash generated by operations	1,954	-	1,954
Foreign tax	19	-	19
Receipt of Research and Development tax credit	576	-	576
Interest paid	(57)	-	(57)
Net cash from operating activities	2,492	-	2,492

Q4 2004

Cash flow statement

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Net cash from operating activities	11,040	-	11,040
Investing activities			
Interest received	488	-	488
Purchase of treasury deposits	(7,684)	(2,316)	(10,000)
Purchases of property, plant and equipment	(2,923)	548	(2,375)
Purchases of intangible assets	-	(548)	(548)
Net cash used in investing activities	(10,119)	(2,316)	(12,435)
Financing activities			
Proceeds on issue of share capital	482	-	482
Net cash from financing activities	482	-	482
Net increase (decrease) in cash and cash equivalents	1,403	(2,316)	(913)
Cash and cash equivalents at beginning of period	1,186	75,483	76,669
Effect of foreign exchange rate changes	(682)	-	(682)
Cash and cash equivalents at end of period	1,907	73,167	75,074

Reconciliation of profit from operations to net cash from operating activities

	Under UK GAAP (unaudited) $'000	Adjustments (unaudited) $'000	Under IFRS (unaudited) $'000
Profit from operations	19,041	(248)	18,793
Adjustments for:			
Amortisation of intangible assets	-	557	557
Depreciation of property, plant and equipment	1,235	(557)	678
Loss on disposal of property, plant and equipment	163	-	163
Share related charge	-	248	248
Decrease in provisions	(79)	-	(79)
Operating cash flows before movements in working capital	20,360	-	20,360
Decrease in inventories	2,838	-	2,838
Increase in receivables	(2,558)	-	(2,558)
Decrease in payables	(9,562)	-	(9,562)
Cash generated by operations	11,078	-	11,078
Interest paid	(38)	-	(38)
Net cash from operating activities	11,040	-	11,040




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RNS story

REG-CSR PLC Disruption to supply

Released: 03/05/2005

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RNS Number:7688L
CSR PLC
03 May 2005

May 3 2005

CSR PLC STATEMENT ON DISRUPTION TO SUPPLY FROM A SUBCONTRACT MANUFACTURING FACILITY

CSR plc (LSE:CSR), a wireless solutions provider and the leader in Bluetooth technology, reports on the impact to its business of a fire at a subcontract manufacturing plant in Taiwan.

On 1 May, CSR was advised that a fire had occurred at one of the Taiwanese manufacturing facilities of Advanced Semiconductor Engineering Inc. (ASE), one of the world's largest operations for assembly and testing of integrated circuits. Fortunately there were no serious injuries to ASE employees. No CSR staff were involved.

The fire took place in the materials processing plant at ASE's Chung Li (ASECL) facility and has caused some damage to the Ball-Grid Array (BGA) assembly lines located in the same building. ASECL is one of two ASE sites assembling and testing products for CSR, the other being at Kaohsiung (ASEK). CSR carries out conventional BGA assembly both at ASECL and ASEK, and WLCSP (Wafer Level Chip-Scale Packaging) at ASEK. Production at ASEK is unaffected.

CSR estimates that up to 10 days of work in progress (WIP) may have been lost at ASECL, for which CSR has insurance cover.

CSR and ASE have been cooperating over the weekend to execute their pre-existing recovery plans. Inventory of finished goods and processed wafers amounts to approximately 40 days of production and is unaffected. Shipping of finished goods is continuing from both sites and production of BGA packages is expected to resume within 7 days at ASECL. Full production capacity is expected to be regained within 30 days. Orders have already been placed on CSR's wafer and substrate processing subcontractors to replace the lost material and support this plan.

Trading Update

CSR will announce its un-audited results for the quarter ended 1 April 2005 on Wednesday, 4 May 2005. These results will show that CSR has met expectations for Q1 revenues and profits and that its design win record was again very strong. Full details will be provided in the announcement.

In addition, CSR announces that it has experienced a significant pick up in customer demand which, before adjusting for the impact of the fire at ASE Chung Li, would have led the Board to expect revenues for Q2 2005 of between $85 and $95 million. Revised guidance on Q2 2005 will be provided as soon as practicable.

Enquiries:

Paul Goodridge
Finance Director, CSR plc
+44 1223 692 000

Fiona Laffan/Tom Buchanan
Brunswick
+44 207 404 5959

CSR plc (Cambridge Silicon Radio) is a leading provider of single-chip radio devices for short range wireless communication. CSR offers developed hardware/ software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders, including Nokia, Dell, Panasonic, Sharp, Motorola, IBM, Apple, NEC, Toshiba, RIM and Sony using BlueCore devices in their range of Bluetooth products. CSR is now producing its fourth generation of BlueCore devices to support the Enhanced Data Rate standard. In November 2004 CSR announced UniFi, the industry's first single chip IEEE802.11a, b, g embedded solution specifically targeting the mobile phone and consumer electronics markets.

CSR has its headquarters in Cambridge, UK, and offices in Richardson, Texas, and Detroit, Michigan, USA; Tokyo, Japan; Seoul, Korea; Taipei, Taiwan; Aalborg, Denmark and Lund, Sweden.

CSR acquired Clarity Technologies, Inc. on 15 March 2005. Clarity Technologies is a leading provider of software and services for improving the audio quality and performance of voice-based communications systems and products. Its voice extraction and echo cancellation software is based on its proprietary Clear Voice Capture ("CVC") technology, which enhances the audio performance of any voice-based product or system, including wireless headsets, wireless handsets and automotive hands free systems.

More information can be found at www.csr.com and the partner web site www.btdesigner.com

More information about Bluetooth can be found on the SIG web site at www.bluetooth.com

END

MSCGGGGKZZMGKZZ





RNS story

REG-CSR PLC Section 198 Notice

Released: 29/04/2005

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RNS Number:7127L
CSR PLC
29 April 2005

29 April 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL) (including subsidiaries) and FMR Corp (including subsidiaries) 16,133,034 ordinary shares (13.14%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBKLFLEZBXBBF


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RNS story

REG-CSR PLC Section 198 Notice

Released: 22/04/2005

RNS Number:4089L
CSR PLC
22 April 2005

22 April 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries. 4,910,973 ordinary shares (4.00%)

Part of this holding may relate to hedging arrangements for customer transactions.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 20/04/2005

RNS Number:2821L
CSR PLC
20 April 2005

20 April 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries 4,858,864 ordinary shares (3.96%)

Part of this holding may relate to hedging arrangements for customer transactions.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBBLFLEZBZBBL


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RNS story

REG-CSR PLC Section 198 Notice

Released: 19/04/2005

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RNS Number:2277L
CSR PLC
19 April 2005

19 April 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries 4,911,264 ordinary shares (4.00%)

Part of this holding may relate to hedging arrangements for customer transactions.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBKLFFEZBZBBQ




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RNS story

REG-CSR PLC Section 198 Notice

Released: 18/04/2005

RNS Number:1678L
CSR PLC
18 April 2005

18 April 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries. 4,466,264 ordinary shares (3.64%)

Part of this holding may relate to hedging arrangements for customer transactions

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLBVLFFEZBZBBD




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RNS story

REG-CSR PLC Date change and Annual Report

Released: 11/04/2005

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RNS Number:8598K
CSR PLC
11 April 2005

11 April 2005

CSR plc

1. Date for announcement of the Company's Q1 Results
and
2. Publication of the Annual Report and Financial Statements
for the year ended 31 December 2004

In light of the announcement this week for the date of the General Election, the Company is moving forward the announcement of its Q1 results to Wednesday 4 May 2005 from Thursday 5 May 2005.

CSR plc has today mailed to shareholders its annual report and financial statements for the year ended 31 December 2004, together with the Notice of Annual General Meeting to be held on Wednesday 4 May 2005 at Churchill House, Cambridge Business Park, Cowley Road, Cambridge CB4 OWZ.

A copy of the annual report, the Notice of Annual General Meeting and the Form of Proxy has been submitted to the UK Listing Authority and will be shortly available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0)20 7066 1000

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 06/04/2005

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RNS Number:7126K
CSR PLC
06 April 2005

6 April 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from Morgan Stanley Securities Limited for itself and on behalf of direct and indirect holding companies of MSSL pursuant to Section 198 of the Companies Act 1985.

They have advised that following the disposal on 1 April 2005 of an interest in shares held by them, they no longer have a notifiable interest in the Company's shares.

Ends

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The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Notice of Q1 Results

Released: 05/04/2005

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RNS Number:6281K
CSR PLC
05 April 2005

5 April 2005

CSR plc
Notice of Q1 Results

CSR announces that it will release its Q1 results on Thursday 5 May 2005.

Enquiries:

CSR
Paul Goodridge 01223 692 000

Brunswick
Tom Buchanan/Fiona Laffan 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
NORZGGGDMKLGKZM




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RNS story

REG-CSR PLC Section 198 Notice

Released: 01/04/2005

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RNS Number:4887K
CSR PLC
01 April 2005

1 April 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

Morgan Stanley Securities Limited ('MSSL') 3,944,888 ordinary shares (3.21%) which holding includes 3,249,700 ordinary shares which have been transferred to a third party on terms giving MSSL the right to require the return of an equivalent number of shares

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 24/03/2005

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RNS Number:2302K
CSR PLC
24 March 2005

24 March 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from Morgan Stanley Securities Limited for itself and on behalf of direct and indirect holding companies of MSSL pursuant to Section 198 of the Companies Act 1985.

They have advised that following the disposal of an interest in shares held by them on 22 March 2005 they no longer have a notifiable interest in the Company's shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLDZLFLEXBFBBB




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RNS story

REG-CSR PLC Section 198 Notice

Released: 24/03/2005

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RNS Number:1827K
CSR PLC
24 March 2005

24 March 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries 5,942,521 ordinary shares (4.84%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 22/03/2005

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RNS Number:0832K
CSR PLC
22 March 2005

22 March 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

Morgan Stanley Securities Limited ('MSSL') 3,857,502 ordinary shares (3.14%) which holding includes 3,200,118 ordinary shares which have been transferred to a third party on terms giving MSSL the right to require the return of an equivalent number of shares

This information is provided by RNS
The company news service from the London Stock Exchange
END
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RNS story

REG-CSR PLC Directors Dealing

Released: 21/03/2005

RNS Number:9880J
CSR PLC
21 March 2005

CSR plc
(the Company)

Directors Dealing

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company announces that on Friday 18 March 2005, certain directors exercised share options and separately at a price of £3.50 per share, sold ordinary shares in the Company. The stated holdings after the sale include those of related parties.

Director	Share Options Exercised	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining holding as a percentage of the issue share capital of the Company
John Hodgson	150,000	150,000	942,082	0.77%
Glenn Collinson	0	650,000	2,046,840	1.67%
James Collier	0	300,000	1,819,898	1.48%

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 14/03/2005

RNS Number:6922J
CSR PLC
14 March 2005

14 March 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Deutsche Bank AG and its subsidiaries 6,412,321 ordinary shares (5.25%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLKZLBFEXBEBBV




Investor Relations

RNS story

REG-CSR PLC Section 198 Notice

Released: 08/02/2005

RNS Number:3355I
CSR PLC
08 February 2005

8 February 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 - 202 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

Deutsche Bank AG and its subsidiaries 5,623,655 ordinary shares (4.61%).

Part of this holding may relate to hedging arrangements for Deutsche Bank AG and subsidiary companies' customer transactions.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 07/02/2005

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RNS Number:3126I
CSR PLC
07 February 2005

7 February 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

Morgan Stanley Securities Limited ("MSSL") 4,413,351 ordinary shares (3.61%)

In addition, MSSL has transferred from time to time 4,146,251 shares to a third party on terms which give the right to require the return of an equivalent number of shares. Accordingly, MSSL's interest in 4,146,251 shares is pursuant to Section 208(5) of the Act.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 07/02/2005

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RNS Number:2851I
CSR PLC
07 February 2005

7 February 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

Deutsche Bank AG and its subsidiaries 4,253,655 ordinary shares (3.48%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 25/01/2005

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RNS Number:7746H
CSR PLC
25 January 2005

25 January 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries 4,813,048 ordinary shares (3.94%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
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RNS story

REG-CSR PLC Section 198 Notice

Released: 20/01/2005

RNS Number:6338H
CSR PLC
20 January 2005

20 January 2004

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

The Goldman Sachs Group, Inc, on behalf of itself and its subsidiaries 3,636,717 ordinary shares (3.00%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
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REG-CSR PLC Section 198 Notice

Released: 19/01/2005

RNS Number:5396H
CSR PLC
19 January 2005

19 January 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from Morgan Stanley Securities Limited for itself and on behalf of direct and indirect holding companies of MSSL pursuant to Section 198 of the Companies Act 1985.

They have advised that following the disposal of an interest in shares held by them on 13 January 2005 they no longer have a notifiable interest in the Company's shares.

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
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REG-CSR PLC Section 198 Notice

Released: 19/01/2005

RNS Number:5386H
CSR PLC
19 January 2005

19 January 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

Amadeus Capital Partners Limited as the management company of Amadeus I L.P. and Amadeus I Affiliates L.P. 4,839,278 ordinary shares (3.96%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
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REG-CSR PLC Section 198 Notice

Released: 12/01/2005

RNS Number:3049H
CSR PLC
12 January 2005

12 January 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

3i Group plc 7,277,974 ordinary shares (5.96%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
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REG-CSR PLC Section 198 Notice

Released: 12/01/2005

RNS Number:3046H
CSR PLC
12 January 2005

12 January 2005

CSR plc
Section 198 notice

CSR plc ("the Company") has received notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company is as follows:

Morgan Stanley Securities Limited ('MSSL') 5,014,307 ordinary shares (4.11%) which holding includes 3,844,139 ordinary shares which have been transferred to a third party on terms giving MSSL the right to require the return of an equivalent number of shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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REG-CSR PLC Notice of Results

Released: 10/01/2005

RNS Number:1982H
CSR PLC
10 January 2005

10 January 2005

CSR plc
Notice of 2004 Preliminary Results

CSR announces that it will release its preliminary results for the year ended 31 December 2004 on Wednesday 16 February 2005.

Enquiries:

CSR
Paul Goodridge 01223 692 000

Brunswick
Tom Buchanan/Fiona Laffan 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END
NORILFIELFIILIE

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,000	1,380	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
0104
06/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED Part ID OMKAV Address THE CAUSEWAY WORTHING WEST SUSSEX UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,380
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 3,380

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. TOCKY **Date** 5 JANUARY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E390 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2005 MAY 17 A 8:50

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,500		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



0103
06/01/05
COMPANIES HOUSE
Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name MR CANDIDO LEVITA Address 4 CAMSIDE CHESTERTON, CAMBRIDGE UK Postcode CB4 1PQ	Class of shares allotted Ordinary	Number allotted 1,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 1,500

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocey **Date** 5/01/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E392 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY 17 A 8:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	20	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	64,800	7,000	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A21 *A3BRY1P3*
COMPANIES HOUSE
0105
06/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED Part ID OMKAV	Class of shares allotted	Number allotted
Address THE CAUSEWAY WORTHING WEST SUSSEX UK Postcode BN99 6DA	Ordinary	24,858
Name MR JOHAN LUCAS GERTENBACH	Class of shares allotted	Number allotted
Address 8 DOCTORS CLOSE IMPINGDON, CAMBRIDGE UK Postcode CB4 9ND	Ordinary	46,942
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode	TOTAL	71,800

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOOEY **Date** 5/01/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E397 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted (*If shares were allotted on one date enter that date in the "from" box.*)	From Day	From Month	From Year	To Day	To Month	To Year
	17	12	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	16,600	8,000	5,440
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share (*including any share premium*)	£0.503333	£1.025000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED Part ID OMKAV Address THE CAUSEWAY WORTHING WEST SUSSEX UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 30,040
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 30,040

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKM **Date** 5/01/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E381 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	09	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,650	288	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.156333	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
18/05/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 9,708
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,708

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKY **Date** 07 JANUARY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC. CHURCHILL HOUSE. CAMBRIDGE BUSINESS PARK. COWLEY ROAD. CAMBRIDGE. CB4 0WZ

ESP-EXEC/E416/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,250		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.156333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
0141
11/01/05


A22
COMPANIES HOUSE
0345
30/11/04

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,250
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted Ordinary	Number allotted 2,250

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOOCH **Date** 10 JANUARY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E266/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number | 4187346

Company name in full | CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	682		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE

0195
13/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED Part ID OMKAV Address THE CAUSEWAY WORTHING WEST SUSSEX UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 682
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 682

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 11 JANUARY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E420 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	29	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
194
13/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKY **Date** 11 JANUARY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E418/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	205	1,600	5,160
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£1.025000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
.01
13/01/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED Part ID OMKAV Address THE CAUSEWAY WORTHING WEST SUSSEX UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,965
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 6,965

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOOLEY **Date** 12 JANUARY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E420 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	16	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	337		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:


Comp
This
ch

...panies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
...ompanies registered in England and Wales

...panies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
... ...ompanies registered in Scotland

Shareholder details	Shares and share class allotted	
Name LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED Part ID OMKAV Address THE CAUSEWAY WORTHING WEST SUSSEX UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 337
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 337

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCCLI **Date** 25 February 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 OWZ

ESP-EXEC/E622 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 MAY 17 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	25	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,258	7,720	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
0278
09/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 12,978
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 12,978

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKM **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, COWLEY ROAD,
CAMBRIDGE BUSINESS PARK, MILTON, CB4 0WZ

ESP-EXEC/E668/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,250	112	150
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.156333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf 2512

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,512
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,512

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCCY **Date** 2 MARCH 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE CB4 0WZ

ESP-EXEC/E647/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY 17 A 8:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	150	40	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*


COMPANIES HOUSE


80
09/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 190
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 190

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A·TOCKEY **Date** 8 MARCH 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, COWLEY ROAD,
CAMBRIDGE SCIENCE PARK, MILTON,
ESP-EXEC/E674/OPD CAMBRIDGE, CB4 0WZ Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,312	18,370	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
0076
15/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 19,682
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 19,682

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A JOCKY **Date** 14 MARCH 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E689/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	172	470	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
15/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 642
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 642

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCCU **Date** 14 MARCH 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE. CB4 0WZ

ESP-EXEC/E693/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	07	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,717		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE 0013 19/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr Bertrand Piolin Address 11 Dalegarth Hurst Park Avenue Cambridge UK Postcode CB4 2AG	Class of shares allotted Ordinary	Number allotted 1,717
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,717

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A.TOCKY **Date** 18 MAR 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E700 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,040		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A21
COMPANIES HOUSE



0012
19/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,040
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,040

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKU **Date** 18 MAR 05.

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E705/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	187	190	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	



COMPANIES HOUSE
0443
30/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 377
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 377

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKU **Date** 29 MARCH 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E731/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	40,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A45
COMPANIES HOUSE
0444
30/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	40,000
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	40,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKEY **Date** 29 MARCH 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E723/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	308,502	71,250	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.0536665	£0.503333	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
0445
30/03/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Ltd Part ID 601 Address Capstan House One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 379,752
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 379,752

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 29 MARCH 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E718/OPD Tel: 01903 833874

DX number DX exchange

Companies House

— for the record —

Company Name

CSR PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
4187346

Information extracted from Companies House records on
4th March 2005



Section 1: Company details

A0U COMPANIES HOUSE 0026 05/04/05

Ref: 4187346/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Churchill House Cambridge Business Park Cambridge Cambridgeshire CB4 Owz	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** The Causeway Worthing West Sussex BN99 6DA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 7415 Holding companies incl head offices	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** **Brett GLADDEN ACIS** **Address** **31 Moorlands Avenue** **Kenilworth** **Warwickshire** **CV8 1RZ**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Brett GLADDEN ACIS ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **James Digby Yarlet COLLIER** **Address** **Church Farm Chettisham** **Ely** **Cambridgeshire** **CB6 1SB** **Date of birth** **21/12/1958** **Nationality** **British** **Occupation** **Engineering Manager**	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date James Digby Yarlet COLLIER ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Glenn COLLINSON **Address** 17 Bloomsfield Burwell Cambridge CB5 0RA **Date of birth** 23/06/1963 **Nationality** British **Occupation** Electronics Engineer	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Glenn COLLINSON ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Paul Garnet George GOODRIDGE **Address** 31 Tannery Road Sawston Cambridgeshire CB2 4UW **Date of birth** 07/03/1965 **Nationality** British **Occupation** Chartered Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Paul Garnet George GOODRIDGE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Robert Stewart HODGSON **Address** 2709 Lookout Drive 5201 Garland Texas 75044 Usa **Date of birth** 22/07/1943 **Nationality** British **Occupation** Chief Executive Officer	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date John Robert Stewart HODGSON ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Ronald William MACKINTOSH **Address** Redens Lodsworth Petworth West Sussex GU28 9DR **Date of birth** 05/11/1948 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Ronald William MACKINTOSH ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John Colbert SCARISBRICK MIEEE **Address** Ouse Manor Sharnbrook Bedfordshire MK44 1PG **Date of birth** 25/11/1952 **Nationality** British **Occupation** Retired & Co Dir	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date John Colbert SCARISBRICK MIEEE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael Leslie SHONE **Address** Birchwood Lady Margaret Road Sunningdale Ascot Berkshire SL5 9QH **Date of birth** 07/03/1941 **Nationality** British **Occupation** Manager	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Michael Leslie SHONE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Lambert TUCKER **Address** Weir Cottage Moorhall Road Harefield Uxbridge Middlesex UB9 6PB **Date of birth** 28/12/1939 **Nationality** British **Occupation** Chartered Accountant	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date David Lambert TUCKER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** John William WHYBROW **Address** Hill House Clapgate Lane Slinfold Horsham West Sussex RH13 0QU **Date of birth** 11/03/1947 **Nationality** British **Occupation** Company Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date John William WHYBROW ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

ORDINARY SHARES

Number of shares issued

122,724,838

Aggregate Nominal Value of issued shares

£122,724-84

Class of Share

DEFERRED ORDINARY SHARES

Number of shares issued

7,500

Aggregate Nominal Value of issued shares

£ 7-50

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

122,732,338

Aggregate Nominal Value of issued shares

£122,732-34

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 26/03/2004

> **REMEMBER:**
> ***Changes*** *to shareholder particulars or details of shares transferred to be* ***completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

SEE ATTACHED LIST

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	13,308,111	
BBHISL NOMINEES LIMITED	5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	11,124,909	
BNY /OCS/ NOMINEES LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	7,177,974	
NUTRACO NOMINEES LIMITED	ONE CANADA SQUARE, LONDON, E14 5AL	5,521,387	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	4,323,432	
GOLDMAN SACHS SECURITIES /NOMINEES/ LIMITED	PETERBOROUGH COURT, 133 FLEET STREET, LONDON, EC4A 2BB	4,291,486	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	3,959,291	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	3,852,975	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	3,153,085	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	3,138,200	
MORSTAN NOMINEES LIMITED	25 CABOT SQUARE, CANARY WHARF, LONDON, E14 4QA	2,967,490	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	2,500,000	
NORTRUST NOMINEES LIMITED	50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	2,458,187	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	2,342,251	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	2,298,925	
GREENWOOD NOMINEES LIMITED	20 MOORGATE, LONDON, EC2R 6DA	2,032,750	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	1,843,023	
THE BANK OF NEW YORK /NOMINEES/ LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	1,728,434	
NORTRUST NOMINEES LIMITED	50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	1,691,562	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	1,528,804	
DEUTSCHE BANK AKTIENGESELLSCHAFT LONDON	WINCHESTER HOUSE, 1 GREAT WINCHESTER STREET, LONDON, EC2N 2EQ	1,433,258	
LITTLEDOWN NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	1,407,000	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	1,322,100	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	1,238,012	
BNY /OCS/ NOMINEES LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	1,076,138	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	998,306	
BNY CLEARING NOMINEES LIMITED	ONE CANADA SQUARE, LONDON, E14 5AL	983,189	
BRITEL FUND NOMINEES LIMITED	C/O THE CHASE MANHATTAN BANK, 125 LONDON WALL, LONDON, EC2Y 5AJ	956,702	
MR JOHN HODGSON	2709 LOOKOUT DRIVE, 5201 GARLAND, TEXAS 75044, USA,	942,082	
MORSTAN NOMINEES LIMITED	25 CABOT SQUARE, CANARY WHARF, LONDON, E14 4QA	886,261	
CHASE NOMINEES LIMITED	PO BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	879,564	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MORSTAN NOMINEES LIMITED	25 CABOT SQUARE, CANARY WHARF, LONDON, E14 4QA	807,623	
MERRILL LYNCH PENSIONS NOMINEES LIMITED	ONE CANADA SQUARE, LONDON, E14 5AL	761,812	
STARGAS NOMINEES LIMITED	ONE CANADA SQUARE, LONDON, E14 5AL	745,000	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	727,945	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	724,750	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	720,374	
EUROCLEAR NOMINEES LIMITED	C/O THE BANK OF NEW YORK LONDON, ONE CANADA SQUARE, LONDON, E14 5AL	666,000	
BNY /OCS/ NOMINEES LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	653,220	
N Y NOMINEES LIMITED	PO BOX 293, 20 FARRINGDON ROAD, LONDON, EC1M 3NH	534,934	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	530,519	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	495,000	
GOLDMAN SACHS SECURITIES /NOMINEES/ LIMITED	PETERBOROUGH COURT, 133 FLEET STREET, LONDON, EC4A 2BB	485,700	
BARCLAYSHARE NOMINEES LIMITED	54 LOMBARD STREET, LONDON, EC3P 3AH	436,843	
NORTRUST NOMINEES LIMITED	50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	419,762	
L R NOMINEES LIMITED	LLOYDSTSB REGISTRARS, CUSTODY DEPT, PRINCESS HOUSE, 1 SUFFOLK LANE, LONDON, EC4R 0AN	416,409	
HSBC CLIENT HOLDINGS NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	396,196	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	394,334	
ALPS ELECTRIC CO LIMITED	1-7 YUKIGAYA-OTSUKA-CHO, OTA-KU, TOKYO 145-0067, JAPAN,	376,238	
ARM LIMITED	110 FULBOURN ROAD, CAMBRIDGE, CAMBRIDGESHIRE, CB1 9NJ	376,238	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	341,000	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	326,420	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	324,517	
BNY /OCS/ NOMINEES LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	300,000	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	273,977	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	269,000	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	267,103	
THE BANK OF NEW YORK /NOMINEES/ LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	265,198	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	264,275	
APOLLO NOMINEES LIMITED	1 FINSBURY AVENUE, LONDON, EC2M 2PP	263,869	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	259,500	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	256,736	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
THE BANK OF NEW YORK /NOMINEES/ LIMITED	ONE CANADA SQUARE, LONDON, E14 5AL	250,906	
THE BANK OF NEW YORK /NOMINEES/ LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	243,386	
CITYGATE NOMINEES LIMITED	PO BOX 293, 20 FARRINGDON ROAD, LONDON, EC1M 3NH	233,194	
BBHISL NOMINEES LIMITED	5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	203,800	
NORTRUST NOMINEES LIMITED	50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	200,758	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	197,610	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	196,595	
CO-OPERATIVE INSURANCE SOCIETY LIMITED	MILLER STREET, MANCHESTER, M60 0AL	194,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	191,754	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	187,962	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	187,196	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	185,000	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	179,000	
PANMURE GORDON & CO LIMITED	C/O BNP PARIBAS SECURITIES SERVICES, 55 MOORGATE, 4TH FLOOR, LONDON, EC2R 6PA	178,782	
ROY NOMINEES LIMITED	71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE	175,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	173,288	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	170,776	
MELLON NOMINEES /UK/ LIMITED	PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON, EC4V 4LA	160,000	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	158,153	
BBHISL NOMINEES LIMITED	5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	157,859	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	150,400	
THE BANK OF NEW YORK /NOMINEES/ LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	150,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	149,002	
HAREWOOD NOMINEES LIMITED	55 MOORGATE, 4TH FLOOR, LONDON, EC2R 6PA	148,000	
TD WATERHOUSE NOMINEES /EUROPE/ LIMITED	201 DEANSGATE, MANCHESTER, M3 3TD	143,918	
HSBC SPMS NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	142,588	
CHASE NOMINEES LIMITED	PO BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	137,311	
MELLON NOMINEES /UK/ LIMITED	PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON, EC4V 4LA	134,508	
CREDIT SUISE FIRST BOSTON EUROPE LIMITED	1 CABOT SQUARE, LONDON, E14 4QJ	126,508	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	126,140	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	126,100	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	125,000	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	125,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	124,134	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	120,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	120,000	
BNY NORWICH UNION NOMINEES LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	119,803	
MR ERIC JANSON	3640 HANOVER STREET, UNIVERSITY PARK, TX 75225-7210, USA,	119,748	
PRUDENTIAL CLIENT HSBC GIS NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	118,755	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	118,200	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	115,000	
LITTLEDOWN NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	111,887	
JAMES CAPEL /NOMINEES/ LIMITED	HSBC BANK PLC, 8 CANADA SQUARE, LONDON, E14 5HQ	111,700	
BBHISL NOMINEES LIMITED	5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	110,000	
CHASE NOMINEES LIMITED	PO BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	107,728	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	107,000	
NETWORK NOMINEES /TWO/ LIMITED	C/O THE CHASE MANHATTAN BANK, 125 LONDON WALL, LONDON, EC2Y 5AJ	107,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	105,000	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	104,900	
GREENWOOD NOMINEES LIMITED	20 MOORGATE, LONDON, EC2R 6DA	103,040	
MR PHIL CORRIGAN	1405 BERWICK DRIVE, MCKINNEY, TX 75070, USA,	102,500	
MR JOHN WHYBROW	HILL HOUSE, CLAPGATE LANE, SLINFORD, WEST SUSSEX, RH13 7QU	100,000	
J M FINN NOMINEES LIMITED	SALISBURY HOUSE, LONDON WALL, LONDON, EC2M 5TA	100,000	
BANQUE NATIONALE DE PARIS JERSEY BRANCH	BNP HOUSE, P O BOX 158, ANLEY STREET, ST HELIER, JERSEY, JE4 8RD	100,000	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	100,000	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	96,902	
SECURITIES SERVICES NOMINEES LIMITED	C/O BP25/MDCC, 55 MOORGATE, LONDON, EC2R 6PA	92,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	89,002	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	87,000	
MELLON NOMINEES /UK/ LIMITED	PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON, EC4V 4LA	86,462	
MR MATTHEW PHILLIPS	WOODSIDE, BURES, SUFFOLK, CO5 5BN	86,039	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	85,647	
HSDL NOMINEES LIMITED	TRINITY ROAD, HALIFAX, HX1 2RG	84,328	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	84,285	
ROY NOMINEES LIMITED	71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE	82,000	
WILLBRO NOMINEES LIMITED	P O BOX 515, 6 BROADGATE, LONDON, EC2M 2RP	75,080	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	75,000	
THE CITY OF EDINBURGH COUNCIL	CITY CHAMBERS, HIGH STREET, EDINBURGH, EH1 1YJ	73,800	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	73,501	
LITTLEDOWN NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	73,298	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	72,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	70,806	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	70,000	
SMITH & WILLIAMSON NOMINEES LIMITED	PO BOX 46319, BARTLETT HOUSE, 9-12 BASINGHALL STREET, LONDON, EC2V 5WS	69,471	
BNY GIL CLIENT ACCOUNT /NOMINEES/ LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	66,166	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	65,709	
BBHISL NOMINEES LIMITED	5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	65,000	
BNY GIL CLIENT ACCOUNT /NOMINEES/ LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	64,454	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	63,000	
HSDL NOMINEES LIMITED	TRINITY ROAD, HALIFAX, HX1 2RG	62,753	
MR DAVID TUCKER	WEIR COTTAGE, MOORHALL ROAD, HAREFIELD, UXBRIDGE, MIDDLESEX, UB9 6PB	60,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	58,170	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	56,700	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	56,608	
CAZENOVE & CO LIMITED	20 MOORGATE, LONDON, EC2R 6DA	56,155	
MR PAUL EGAN	16 CAVENDISH PLACE, CAVENDISH ROAD, CAMBRIDGE, CAMBRIDGESHIRE, CB1 3BH	55,882	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	55,384	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	55,215	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	54,600	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	53,902	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	53,571	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	53,500	
DARTINGTON PORTFOLIO NOMINEES LIMITED	COLSTON TOWER, COLSTON STREET, BRISTOL, BS1 4RD	52,720	
BANK OF IRELAND NOMINEES LIMITED	36 QUEEN STREET, LONDON, EC4R 1BN	50,927	
MR JOHAN LUCAS GERTENBACH	8 DOCTORS CLOSE, IMPINGTON, CAMBRIDGE, CB4 9ND	50,092	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	50,000	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	50,000	
THE BANK OF NEW YORK /NOMINEES/ LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	50,000	
DRKWS NOMINEES LIMITED	20 FENCHURCH STREET, LONDON, EC3P 3DB	49,067	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	48,849	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	48,787	
CUIM NOMINEE LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	48,000	
JAMES BREARLEY CREST NOMINEES LIMITED	PO BOX 34, 56-60 CAUNCE STREET, BLACKPOOL, FY1 3DQ	46,716	
CHASE /GA GROUP/ NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	46,199	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	45,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	45,000	
MR GORDON ROBERT PETRIE	14 HIGHFIELD AVENUE, CAMBRIDGE, CB4 2AL	42,838	
BBHISL NOMINEES LIMITED	5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	42,214	
SHARE NOMINEES LIMITED	OXFORD HOUSE, OXFORD ROAD, AYLESBURY, BUCKS, HP21 8SZ	41,062	
MR JAMES BLACKWELL	3207 VALLEY FORGE, MCKINNEY, TEXAS 75070, USA,	41,000	
GRANVILLE DAVIES NOMINEES LIMITED	MINT HOUSE, 77 MANSELL STREET, LONDON, E1 8AF	40,397	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	40,326	
MR YUTAKA KUWAHARA	617-59 YOKOKAWACHO, HACHIOJI-SHI, TOKYO, 193-0823, JAPAN,	40,000	
COMPAQ CAYMAN ISLANDS INVESTMENT COMPANY	WALKER HOUSE, PO BOX 265 GT, GEORGE TOWN, GRAND CAYMAN, CAYMAN ISLANDS,	40,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	38,900	
BRITEL FUND NOMINEES LIMITED	C/O THE CHASE MANHATTAN BANK, 125 LONDON WALL, LONDON, EC2Y 5AJ	37,876	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	37,700	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	37,538	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	37,400	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	37,393	
RATHBONE NOMINEES LIMITED	PORT OF LIVERPOOL BUILDING, PIER HEAD, LIVERPOOL, L3 1NW	35,950	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	35,000	
NORDEA BANK DANMARK A/S	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	34,953	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	34,700	
JAMES CAPEL /NOMINEES/ LIMITED	HSBC BANK PLC, 8 CANADA SQUARE, LONDON, E14 5HQ	33,955	
HAREWOOD NOMINEES LIMITED	55 MOORGATE, 4TH FLOOR, LONDON, EC2R 6PA	32,614	
MR ALEX THOUKYDIDES	6 TENISON MANOR, COTTENHAM, CAMBRIDGESHIRE, CB4 8XL	31,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	29,300	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	29,266	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	29,142	
MR CHRIS NEAL	THE HALL, ABBEY CLOSE, BURWELL, CAMBRIDGESHIRE, CB5 0HN	28,268	
R C GREIG NOMINEES LIMITED	155 ST VINCENT STREET, GLASGOW, G2 5NN	28,100	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	28,000	
SELF TRADE UK NOMINEES LIMITED	NEW PRIESTGATE HOUSE, 57 PRIESTGATE, PETERBOROUGH, PE1 1JX	27,844	
GILTSPUR NOMINEES LIMITED	PO BOX 1045, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, NE99 1NU	27,753	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	26,000	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	25,845	
MELLON NOMINEES /UK/ LIMITED	PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON, EC4V 4LA	25,023	
ROY NOMINEES LIMITED	71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE	25,000	
MR JEREMY DAVID NICHOLSON THOMAS	HADDON HOUSE, MADDOX PARK, BOOKHAM LEATHERHEAD, SURREY, KT23 3BW	25,000	
MR KEN NOBLITT	2441 WINTERSTONE DRIVE, PLANO, TEXAS, TX 75023, USA,	24,800	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	24,500	
SCEPTRE NOMINEES LIMITED	230 BLACKFRIARS ROAD, LONDON, SE1 8NW	24,004	
P H NOMINEES LIMITED	ONE OLIVER'S YARD, CITY ROAD, LONDON, EC1Y 1HQ	23,900	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	23,660	
NATEXIS BLEICHROEDER INC	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	23,500	
BBHISL NOMINEES LIMITED	5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	23,355	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	23,013	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	23,000	
MR PETER STEPHENSON	31 WATERHOUSES, WATER LANE, CHESTERTON, CAMBRIDGESHIRE, CB4 1XZ	23,000	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	22,750	
BBHISL NOMINEES LIMITED	5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	22,422	
CREDIT AGRICOLE CHEUVREUX INTERNATIONAL LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	22,000	
E TRADE UK NOMINEES LIMITED	42ND FLOOR, 1 CANADA SQUARE, CANARY WHARF, LONDON, E14 5AA	21,630	
NORTRUST NOMINEES LIMITED	50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	21,153	
MR JOHN CHARLES FERGUSON	SUNWAY, SNOW HILL, CLARE, SUDBURY, SUFFOLK, CO10 8QE	21,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	20,340	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	20,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	20,000	
MR MICHAEL KIMMITT	PLAS GWYN, HIGH STREET, TRELAWNYD, RHYL, CLWYD, LL18 6DT	20,000	
MR DAVID MCCALL	3717 COLE AVENUE 299, DALLAS, TEXAS, TX 75204, USA,	19,800	
CUIM NOMINEE LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	19,699	
BEAR STEARNS INTERNATIONAL TRADING LIMITED	1 CANADA SQUARE, LONDON, E14 5AD	19,239	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	19,200	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	19,183	
NATWEST PEP NOMINEES LIMITED	55 MANSELL STREET, LONDON, E1 8AN	18,348	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	18,165	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	18,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	18,000	
MRS ANN ELIZABETH DUTTON	1 FISHER CLOSE, DUXFORD, CAMBRIDGE, CAMBRIDGESHIRE, CB2 4XU	17,610	
SCEPTRE NOMINEES LIMITED	230 BLACKFRIARS ROAD, LONDON, SE1 8NW	17,568	
BNY /OCS/ NOMINEES LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	17,516	
HAREWOOD NOMINEES LIMITED	55 MOORGATE, 4TH FLOOR, LONDON, EC2R 6PA	17,110	
MR JENS TINGLEFF	26 WEDGWOOD DRIVE, CAMBRIDGE, CB1 9PQ	17,000	
CHASE NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	16,889	
HARGREAVES LANSDOWN /NOMINEES/ LIMITED	KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX	16,744	
MR STEVEN MARK SINGER	8 TOPHAM WAY, CAMBRIDGE, CB4 3RA	16,250	
NCL /NOMINEES/ LIMITED	BARTLETT HOUSE, 9-12 BASINGHALL STREET, LONDON, EC2V 5NS	16,200	
BNY NORWICH UNION NOMINEES LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	16,000	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
SECURITIES SERVICES NOMINEES LIMITED	C/O BP25/MDCC, 55 MOORGATE, LONDON, EC2R 6PA	15,931	
BREWIN NOMINEES LIMITED	PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, NE99 1SX	15,780	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	15,778	
SMITH & WILLIAMSON NOMINEES LIMITED	PO BOX 46319, BARTLETT HOUSE, 9-12 BASINGHALL STREET, LONDON, EC2V 5WS	15,400	
IDEALING NOMINEES LIMITED	114 MIDDLESEX STREET, LONDON, E1 7HY	15,381	
DR CHRISTOPHER FARRELLY	5 BALLINAKILL PARK, WATERFORD, CO WATERFORD, IRELAND,	15,250	
HARGREAVES LANSDOWN /NOMINEES/ LIMITED	KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX	14,522	
MR JOHNATHAN PAUL MURFITT	MAC CONSTRUCTION, CHETTISHAM BUSINESS PARK, LYNN ROAD, CHETTISHAM, ELY CAMBS, CB6 1RY	14,460	
CO-OPERATIVE INSURANCE SOCIETY LIMITED	P O BOX 625, MANCHESTER, M60 3LX	14,400	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	14,378	
BBHISL NOMINEES LIMITED	5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	14,375	
BNY /OCS/ NOMINEES LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	13,771	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	13,600	
E TRADE UK NOMINEES LIMITED	42ND FLOOR, 1 CANADA SQUARE, CANARY WHARF, LONDON, E14 5AA	13,539	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	13,501	
SMITH & WILLIAMSON NOMINEES LIMITED	PO BOX 46319, BARTLETT HOUSE, 9-12 BASINGHALL STREET, LONDON, EC2V 5WS	13,369	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	13,120	
MR JULIAN CARR	23 PREBEND GARDENS, LONDON, W4 1TN	13,082	
TD WATERHOUSE NOMINEES /EUROPE/ LIMITED	201 DEANSGATE, MANCHESTER, M3 3TD	13,033	
MR SIMON CHANG	21 LONGWORTH AVENUE, CHESTERTON, CAMBRIDGE, CB4 1GU	13,024	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	13,000	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	12,985	
MR MICHAEL VICTOR RALLISON	UPLANDS, GREEN LANE, ASPLEY GUISE, MILTON KEYNES, MK17 8EN	12,950	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	12,500	
CITY OF BRADFORD METROPOLITAN DISTRICT COUNCIL	DEPARTMENT OF FINANCE, INVESTMENTS SECTION, BRITANNIA HOUSE, HALL INGS, BRADFORD, BD1 1HX	12,454	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	12,398	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	12,322	
MR ROBERT GRAHAM	7 PARK CIRCUS, GLASGOW, G3 6AX	12,150	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	12,044	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MR NEIL MACMULLEN	33 PAYTON WAY, WATERBEACH, CAMBRIDGE, CAMBRIDGESHIRE, CB5 9NS	12,000	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	12,000	
J M FINN NOMINEES LIMITED	SALISBURY HOUSE, LONDON WALL, LONDON, EC2M 5TA	12,000	
HAREWOOD NOMINEES LIMITED	55 MOORGATE, 4TH FLOOR, LONDON, EC2R 6PA	11,797	
HSDL NOMINEES LIMITED	TRINITY ROAD, HALIFAX, HX1 2RG	11,729	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	11,671	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	11,652	
ROY NOMINEES LIMITED	71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE	11,000	
MR IAN JOHN DIAPER	6 WINDMILL CLOSE, SAWSTON, CAMBRIDGE, CB2 4DN	11,000	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	10,880	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	10,800	
SELF TRADE UK NOMINEES LIMITED	NEW PRIESTGATE HOUSE, 57 PRIESTGATE, PETERBOROUGH, PE1 1JX	10,721	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	10,596	
MR ALISTAIR MAY	9 EVERGREENS, CHESTERTON, CAMBRIDGE, CB4 1UP	10,534	
MR STEVEN MCBIRNIE	143 ST BEDES CRESCENT, CAMBRIDGE, CB1 3UA	10,500	
HARGREAVES LANSDOWN /NOMINEES/ LIMITED	KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX	10,419	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	10,396	
TD WATERHOUSE NOMINEES /EUROPE/ LIMITED	201 DEANSGATE, MANCHESTER, M3 3TD	10,240	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	10,204	
STRAND NOMINEES LIMITED	PO BOX 10, TURNPIKE HOUSE, 123 HIGH STREET, CRAWLEY, WEST SUSSEX, RH10 1DQ	10,000	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	10,000	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	10,000	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	10,000	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	10,000	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	10,000	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	10,000	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	10,000	
LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED	THE CAUSEWAY, WORTHING, WEST SUSSEX, BN99 6DA	10,000	
MR LAWRENCE KAFFEL	HELMSDALE HOUSE, GREEN LANE, STANMORE, MIDDLESEX, HA7 3AH	10,000	
RENSBURG CLIENT NOMINEES LIMITED	10TH FLOOR, 100 OLD HALL STREET, LIVERPOOL, L3 9AB	9,800	
CHASE /GA GROUP/ NOMINEES LIMITED	P O BOX 18171, 125 LONDON WALL, LONDON, EC2Y 5AJ	9,100	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MR JOSHUA DUPLA	78 SLEAFORD STREET, CAMBRIDGE, CB1 2PU	9,020	
MR DAVID ORD	RIVERHILL, 7 COOKS FOLLY ROAD, SNEYD PARK, BRISTOL, BS9 1PL	9,000	
MRS ANGELA PORTER	209 THE STREET, KIRTLING, NEWMARKET, SUFFOLK, CB8 9PD	8,800	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	8,690	
BDS NOMINEES LIMITED	PO BOX 1035, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, NE99 1NY	8,675	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	8,572	
THE BANK OF NEW YORK /NOMINEES/ LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	8,500	
NORTRUST NOMINEES LIMITED	50 BANK STREET, CANARY WHARF, LONDON, E14 5NT	8,492	
IDEALING NOMINEES LIMITED	114 MIDDLESEX STREET, LONDON, E1 7HY	8,474	
PERRY NOMINEES LIMITED	PO BOX 202, 1/5 PERRYMOUNT ROAD, HAYWARDS HEATH, WEST SUSSEX, RH16 3FA	8,421	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	8,300	
JIM NOMINEES LIMITED	15/17 MOUNT EPHRAIM ROAD, TUNBRIDGE ROAD, KENT, TN1 1EN	8,137	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	8,100	
PHILDREW NOMINEES LIMITED	21 LOMBARD STREET, LONDON, EC3V 9AH	8,000	
ADAM & COMPANY /NOMINEES/ LIMITED	22 CHARLOTTE SQUARE, EDINBURGH, EH2 4DF	8,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	7,961	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	7,700	
HARGREAVES LANSDOWN /NOMINEES/ LIMITED	KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX	7,526	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	7,500	
HALB NOMINEES LIMITED	33 GREAT CHARLES STREET, BIRMINGHAM, B3 3JN	7,325	
W B NOMINEES LIMITED	SOPHIA HOUSE, 76-80 CITY ROAD, LONDON, EC1Y 2EQ	7,250	
MR THOMAS CRUICKSHANK	48 CATHARINE STREET, CAMBRIDGE, CB1 3AW	7,165	
MR JOHN OBERPRILLER	6219 LA VISTA DRIVE, DALLAS, TEXAS 75214, USA,	7,000	
MR SHAILENDRA RAJA & MRS NISHA RAJA	TALISEN, 2 LINKS DRIVE, LOSTOCK, BOLTON, LANCASHIRE, BL6 4AE	7,000	
MR MICHAEL PHILIP QUICK	QUERNSIDE, CRAMPSHAW LANE, ASHTEAD, SURREY, KT21 2TX	7,000	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	6,995	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	6,800	
HSBC SPMS NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	6,612	
SMITH & WILLIAMSON NOMINEES LIMITED	PO BOX 46319, BARTLETT HOUSE, 9-12 BASINGHALL STREET, LONDON, EC2V 5WS	6,600	
ADAM & COMPANY /NOMINEES/ LIMITED	22 CHARLOTTE SQUARE, EDINBURGH, EH2 4DF	6,600	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MR ALAN RONALD PEARSON	32 RAYFIELD CLOSE, BARNSTON, DUNMOW, ESSEX, CM6 1PL	6,600	
BNY NORWICH UNION NOMINEES LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	6,500	
MRS SADIA EKSTRAND	7621 RAMBLER RD APT 236, DALLAS TX 75231, U S A,	6,446	
MRS PENNY BLACKWELL	7 GARNER CLOSE, MILTON, CAMBRIDGE, CAMBRIDGESHIRE, CB4 6DY	6,446	
MELLON NOMINEES /UK/ LIMITED	PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON, EC4V 4LA	6,425	
MR ALLAN RENNIE	48 WOODLANDS ROAD, THORNLIEBANK, GLASGOW, G46 7JQ	6,400	
N W BROWN NOMINEES LIMITED	RICHMOND HOUSE, 16-20 REGENT STREET, CAMBRIDGE, CB2 1DB	6,330	
WILLBRO NOMINEES LIMITED	P O BOX 515, 6 BROADGATE, LONDON, EC2M 2RP	6,150	
HARGREAVES LANSDOWN /NOMINEES/ LIMITED	KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX	6,029	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	6,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	6,000	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	6,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	6,000	
DR RADINA BRADSHAW	FLAT 2, 55 BATEMAN STREET, CAMBRIDGE, CAMBRIDGESHIRE, CB2 1LR	6,000	
MR LAWRENCE KAFFEL & MRS SARAH KAFFEL	HELMSDALE, GREEN LANE, STANMORE, MIDDLESEX, HA7 3AH	6,000	
BBHISL NOMINEES LIMITED	5TH FLOOR, MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	5,889	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	5,777	
SPEIRS & JEFFREY FUND MANAGEMENT LIMITED	36 RENFIELD STREET, GLASGOW, G2 1NA	5,700	
DAVYCREST NOMINEES LIMITED	DAVY HOUSE, 49 DAWSON STREET, DUBLIN 2, IRELAND,	5,600	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	5,500	
ROY NOMINEES LIMITED	71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE	5,500	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	5,500	
MRS SARAH ADDERLEY	13 BROAD STREET, GREAT CAMBOURNE, CAMBRIDGE, CB3 6DH	5,400	
AITKEN CAMPBELL AND COMPANY LIMITED	GROUND FLOOR, 2 CENTRAL QUAY, 89 HYDEPARK STREET, GLASGOW, G3 8BW	5,275	
MR DONALD CHARLES GEDDES PARSONS	WILLOWBROOK, LLANTRISSENT, USK, MONMOUTHSHIRE, NP15 1LG	5,225	
MR NILENDRA RAJA & MRS RENA RAJA	TALISEN, 2 LINKS DRIVE, LOSTOCK, BOLTON, LANCASHIRE, BL6 4DE	5,000	
MR JOHN ERIC JANSON	3640 HANOVER STREET, UNIVERSITY PARK, TX 75225-7210, USA,	5,000	
MR ANTHONY HALL	16 MAPLE CLOSE, BUGBROOKE, NORTHAMPTON, NN7 3RE	5,000	
MR JUSTIN PENFOLD	THE OLD SMITHY, THE GREEN, DEPDEN, BURY ST EDMUNDS, SUFFOLK, IP29 4BY	5,000	
MR IAN SABBERTON	VALENTINE COTTAGE, COMMON ROAD, WESTON COLVILLE, CAMBRIDGESHIRE, CB1 5NS	5,000	
MR NICOLAS DENNILAULER	17 CROSFIELD COURT, CAMBRIDGE, CB4 2RZ	5,000	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MR GLENN COLLINSON	17 BLOOMSFIELD, BURWELL, CAMBRIDGE, CB5 0RA	5,000	
MR CHRISTOPHER EDMUND FERNIE	19 ARBURY ROAD, CAMBRIDGE, CB4 2JB	5,000	
MR ALAN WOOLHOUSE	3 CHURCH WAY, LITTLE STUKELEY, HUNTINGDON, CAMBRIDGESHIRE, PE28 4BQ	5,000	
DR MICHAEL BRIAN DAVID ELLIS	19 CHERVIL WAY, GREAT CAMBOURNE, CAMBRIDGE, CB3 6BA	5,000	
MR MARK MARSHALL	36 COVENT GARDEN, CAMBRIDGE, CB1 2HR	5,000	
MISS MAKI UCHIDA	4-2-2 HIGASHI-KOJIYA, OTA-KU, TOKYO 144-0033, JAPAN,	5,000	
MR TOSHIYUKI KOJIMA	PRINCE MANSION 302, 1521 SUENAGE, TAKATSU-KU KAWASAKI-SHI, KANAGAWA 213-0013, JAPAN,	5,000	
MR TAKAO SAKURAI	824-12 ENDO, FUJISAWA-SHI, KANAGAWA 252-0816, JAPAN,	5,000	
MS LISA RAY	7103 NORTH HILL DRIVE, CHAPEL HILL, NC 27514, USA,	5,000	
MR JIM PAUL WALSH	11 LONG REACH ROAD, CHESTERTON, CAMBRIDGE, CB4 1UQ	5,000	
MR PATRICK MCNAMEE	75 SCHOOL LANE, CAMBOURNE, CAMBRIDGE, CB3 6DX	5,000	
JAMES CAPEL /CHANNEL ISLANDS/ NOMINEES LIMITED	PO BOX 448, BERMUDA HOUSE, GREEN STREET, ST HELIER, JERSEY, JE4 8WP	5,000	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	5,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	5,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	5,000	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	5,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	5,000	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	5,000	
TEAWOOD NOMINEES LIMITED	BEAUFORT HOUSE, 15 ST BOTOLPH STREET, LONDON, EC3A 7QR	5,000	
HANOVER NOMINEES LIMITED	JP MORGAN CHASE, CHASESIDE, BOURNEMOUTH, DORSET, BH7 7DA	5,000	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	5,000	
MR DAVID OWEN GLASSON	39 CHURCH TOWN, BACKWELL, BRISTOL, BS48 3JF	4,991	
BNY NORWICH UNION NOMINEES LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	4,900	
SINJUL NOMINEES LIMITED	21 NEW STREET, LONDON, EC2M 4HR	4,900	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	4,800	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	4,767	
LORD ROMSEY	BROADLANDS, ROMSEY, HAMPSHIRE, SO51 9ZD	4,750	
THE CORPORATION OF LLOYDS	GUN WHARF, DOCK ROAD, CHATHAM, KENT, ME4 4TU	4,650	
MS SUSAN CATHERINE AXFORD	P O BOX 37881, PARNELL, AUCKLAND 1033, NEW ZEALAND,	4,500	
MR LUKE D'ARCY	29 HEMINGFORD ROAD, CAMBRIDGE, CB1 3BY	4,500	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
J M FINN NOMINEES LIMITED	SALISBURY HOUSE, LONDON WALL, LONDON, EC2M 5TA	4,500	
ROY NOMINEES LIMITED	71 QUEEN VICTORIA STREET, LONDON, EC4V 4DE	4,500	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	4,456	
IDEALING NOMINEES LIMITED	114 MIDDLESEX STREET, LONDON, E1 7HY	4,450	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	4,445	
MR CLIVE CHELSOM-PILL	CHESTNUTS, 11 NEWTOWN, KIMBOLTON, CAMBRIDGESHIRE, PE28 0HY	4,440	
LLOYDS BANK /PEP NOMINEES/ LIMITED	CAPITAL HOUSE, 1/5 PERRYMOUNT ROAD, HAYWARDS HEATH, WEST SUSSEX, RH16 3SP	4,424	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	4,260	
ST ANNS SQUARE NOMINEES LIMITED	HENRY PILLING HOUSE, BOOTH STREET, MANCHESTER, M2 4AF	4,204	
MR PATRICK SELLERS	7 TEIGNMOUTH ROAD, LONDON, NW2 4HR	4,196	
R C GREIG NOMINEES LIMITED	155 ST VINCENT STREET, GLASGOW, G2 5NN	4,100	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	4,100	
VIDACOS NOMINEE LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	4,000	
ODL NOMINEES LIMITED	SUITE 831, 6TH FLOOR, SALISBURY HOUSE, LONDON WALL, LONDON, EC2M 5QQ	4,000	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	4,000	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	4,000	
MR KEITH BLAIN	ST MARGARETS FARM, GREAT GADDESDEN, HEMEL HEMPSTEAD, HERTS HB1 3BZ,	4,000	
WILLBRO NOMINEES LIMITED	P O BOX 515, 6 BROADGATE, LONDON, EC2M 2RP	4,000	
MR MARK HEALEY	47 ERMINE STREET NORTH, PAPWORTH EVERARD, CAMBRIDGESHIRE, CB3 8RH	4,000	
MR BRIAN MARTIN BENNETT	2 WINTERS LANE, WALKERN, HERTS, SG2 7NZ	4,000	
MRS LAURA JANE WOOD	CLARENDON HOUSE, THE GAULT, SUTTON, ELY, CB6 2BE	3,980	
MR WALID MICHAEL ABOU-HAIDAR	1228 CHAMBERLAIN COURT, CAMPBELL, CA 95008, USA,	3,978	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	3,973	
HSDL NOMINEES LIMITED	TRINITY ROAD, HALIFAX, HX1 2RG	3,964	
MR JASON JOHN BROOM & MRS LINDA JANE BROOM	41 Y CEDRWYDDEN, BLACKWOOD, GWENT, NP2 1FD	3,962	
BNY GIL CLIENT ACCOUNT /NOMINEES/ LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	3,933	
MR MARTIN WEBSTER & MRS SUSAN MARGARET WEBSTER	WILLOW BROOK, GREATFORD ROAD, UFFINGTON, STAMFORD, LINCOLNSHIRE, PE9 4SS	3,800	
SECURITIES SERVICES NOMINEES LIMITED	C/O BP25/MDCC, 55 MOORGATE, LONDON, EC2R 6PA	3,800	
LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED	THE CAUSEWAY, WORTHING, WEST SUSSEX, BN99 6DA	3,800	
R C GREIG NOMINEES LIMITED	155 ST VINCENT STREET, GLASGOW, G2 5NN	3,750	
M E W NOMINEES LIMITED	BARTLETT HOUSE, 9-12 BASINGHALL STREET, LONDON, EC2V 5NS	3,729	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	3,700	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
GOODBODY STOCKBROKERS NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	3,700	
INVESTMENT ADMINISTRATION NOMINEES LIMITED	CLOCKHOUSE, DOGFLUD WAY, FARNHAM, SURREY, GU9 7UL	3,675	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	3,616	
ST ANNS SQUARE NOMINEES LIMITED	HENRY PILLING HOUSE, BOOTH STREET, MANCHESTER, M2 4AF	3,468	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	3,340	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	3,300	
MR DAVID CONNER SOUTHWARD	OLD THATCH, 60 DENMARK ROAD, COTTENHAM, CAMBRIDGESHIRE, CB4 4QS	3,275	
MR CHRISTOPHER KEVAN LOWE	34 BUSHMEAD ROAD, EATON SOCON, ST NEOTS, CAMBRIDGESHIRE, PE19 8GP	3,250	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	3,225	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	3,225	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	3,200	
MRS MARGARET ATHALIE BALDWIN BEESON	14 NORTHFIELD COURT, HENLEY ON THAMES, RG9 2LH	3,100	
MR GUY ARCHIBALD STUDHOLME	MANOR HOUSE COTTAGE, THORPE THEWLES, STOCKTON ON TEES, CLEVELAND, TS21 3JU	3,000	
MR PAUL ELLIOTT KAFFEL	HELMSDALE, GREEN LANE, STANMORE, HA7 3AH	3,000	
MR D G C WEBSTER	RODINGHEAD, ASHRIDGE PARK, LITTLE GADDESDEN, BERKHAMSTEAD, HERTFORDSHIRE, HP4 1NP	3,000	
MR ANDREW LESTER	C/O M A BEDDER ESQ, 898 COVENTRY ROAD, SMALL HEATH, BIRMINGHAM, B10 0UA	3,000	
WCWB /PEP/ NOMINEES LIMITED	SOPHIA HOUSE, 76-80 CITY ROAD, LONDON, EC1Y 2EQ	3,000	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	3,000	
MR NICHOLAS ANTHONY BARRATT	AVALON, CASTLE RD, WOKING, GU21 4ES	3,000	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	3,000	
MR SIMON PAUL KING & MS ALISON BRONWEN PUHAR	2 JUBILEE TERRACE, BURLINGTON ROAD, LONDON, SW6 4NT	3,000	
BNY /OCS/ NOMINEES LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	3,000	
WATERHOUSE NOMINEES LIMITED	ONE CANADA SQUARE, LONDON, E14 5AL	3,000	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	3,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET,, LEEDS, LS1 6AG	3,000	
MR IAN MCINTYRE	10 CHARMOUTH COURT, KINGS ROAD, RICHMOND, SURREY, TW10 6EW	3,000	
FITEL NOMINEES LIMITED	11 ST JAMES'S SQUARE, MANCHESTER, M2 6WH	3,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	2,972	
SPEIRS & JEFFREY FUND MANAGEMENT LIMITED	36 RENFIELD STREET, GLASGOW, G2 1NA	2,950	
MR PAUL GOODRIDGE	31 TANNERY ROAD, SAWSTON, CAMBRIDGESHIRE,, CB2 4UW	2,946	
MR YUKIYOSHI UDA	11-2-507 HAMAMIAIRA, CHIGASAKI-SHI, KANAGAWA-KEN, 253-0062, JAPAN,	2,940	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	2,900	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	2,880	
LCM NOMINEES LIMITED	CITIGROUP CENTRE,, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	2,832	
MR WILLIAM STECK	6203 CREEK CROSSING LANE, SACHSE, TEXAS 75048, U S A,	2,810	
MAN FINANCIAL LIMITED	SUGAR QUAY, LOWER THAMES STREET, LONDON, EC3R 6DU	2,803	
MR CARSTEN BUKHOLDT ANDERSEN	MOLLESKOVEN 28, 9260 GISTRUP, DENMARK,	2,802	
CUIM NOMINEE LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	2,800	
MR JOHN LEO DOBSON BOOTH	83 PIXMORE WAY, LETCHWORTH GARDEN CITY, HERTS, SG6 3TP	2,750	
SMITH & WILLIAMSON NOMINEES LIMITED	PO BOX 46319, BARTLETT HOUSE, 9-12 BASINGHALL STREET, LONDON, EC2V 5WS	2,750	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	2,718	
MR ANTHONY JOHN RENOUF	SHERWOOD HOUSE, DRAYTON LANE, SHOPWYKE, CHICHESTER, WEST SUSSEX, PO20 6BN	2,717	
MR MICHAEL BAK	HULVEJEN 124, 9530 STOVRING, DENMARK,	2,709	
RENSBURG CLIENT NOMINEES LIMITED	10TH FLOOR, 100 OLD HALL STREET, LIVERPOOL, L3 9AB	2,700	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	2,700	
MR DAVID WOODHEAD & MS CHRISTINE ELIZABETH HOUGHTON	FRISKY PLACE, EASTBURY, RG17 7JL	2,600	
E TRADE UK NOMINEES LIMITED	42ND FLOOR, 1 CANADA SQUARE, CANARY WHARF, LONDON, E14 5AA	2,544	
WATERHOUSE NOMINEES LIMITED	ONE CANADA SQUARE, LONDON, E14 5AL	2,500	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	2,500	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	2,500	
MR JOHN MALCOLM ELLIS	FAIRHOLM, LOWTHER STREET, PENRITH, CUMBRIA, CA11 7UQ	2,500	
DR MARK GORTHORN RISON	BUFO HOUSE, 18 STAFFORDSHIRE GARDENS, CAMBRIDGE, CB1 2NE	2,500	
MR BRIAN MARTIN BENNETT	2 WINTERS LANE, WALKERN, HERTS, SG2 7NZ	2,500	
MR JAMES HENRY THORP	64 LANCASTER ROAD, ST ALBANS, HERTS, AL1 4ET	2,500	
MR ROGER WOOD	21 SUTTON CLOSE, MILTON, CAMBRIDGE, CB4 6DU	2,500	
MR NEIL PATRICK MACMULLEN	33 PAYTON WAY, WATERBEACH, CAMBRIDGESHIRE, CB5 9NS	2,500	
EDWARD JONES NOMINEES LIMITED	7 WESTFERRY CIRCUS, CANARY WHARF, LONDON, E14 4HH	2,476	
MS CHIYO HIRAI	6-1251-5 MUKOHARA, HIGASHIYAMATO-SHI, TOKYO 207-0013, JAPAN,	2,472	
DARTINGTON PORTFOLIO NOMINEES LIMITED	COLSTON TOWER, COLSTON STREET, BRISTOL, BS1 4RD	2,410	
GLENCAIRN NOMINEES LIMITED	19 DONEGALL STREET, BELFAST, BT1 2HA	2,320	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	2,300	
MR ADAM HUGHES	92 HISTON ROAD, CAMBRIDGE, CB4 3JP	2,300	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	2,300	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	2,277	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MR JOHN CHARLES BATE	23 KNIGHTON DRIVE, FOUR OAKS, SUTTON COLDFIELD, WEST MIDLANDS, B74 4QP	2,266	
MR CHRISTOPHER DAVID PRATT	KNIGHTSWOOD, WATLING STREET, STROOD, ROCHESTER, KENT, ME2 3UQ	2,250	
MR ALAN GORDON HERBERT	FRESHFIELD HOUSE, THE GREEN, HORSTED KEYNES, WEST SUSSEX, RH17 7AP	2,250	
FRANK NOMINEES LIMITED	P O BOX 191, 10 FENCHURCH STREET, LONDON, EC3M 3LB	2,200	
MR ALAN RAYMOND FAGENCE	82 BLUNDEN ROAD, FARNBOROUGH, HAMPSHIRE, GU14 8QP	2,196	
JIM NOMINEES LIMITED	15/17 MOUNT EPHRAIM ROAD, TUNBRIDGE ROAD, KENT, TN1 1EN	2,171	
MR ALAN EDWARD BREARLEY	14 TOPCLIFFE WAY, CAMBRIDGE, CB1 8SH	2,150	
JOCAR NOMINEES LIMITED	P O BOX 66, 35/39 COLOMBERIE, ST HELIER, JERSEY, JE4 9PA	2,150	
MRS TEHMINA MC-MURRAY	53 THE RIDGEWAY, LONDON, NW11 8QL	2,149	
MR ANDREW MC-MURRAY	53 THE RIDGEWAY, LONDON, NW11 8QL	2,149	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	2,138	
MR GILES KERR	5 DUNDELA PARK, SANDYCOVE, CO DUBLIN, IRELAND,	2,110	
MR LEO DEARDEN	40 PARADISE STREET, CAMBRIDGE, CB1 1DR	2,108	
MR FRANK METCALFE CATLOW	LIME KILN COTTAGE, LYONS ROAD, SLINFOLD, HORSHAM, WEST SUSSEX, RH13 0QT	2,084	
MR GEORGE HENRY GUNNING	3 RAPLEY OURT, STAMFORD AVENUE, HAYLING ISLAND, HAMPSHIRE PO11 OBN,	2,067	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	2,067	
MR ROLLO FREDERICK THOMPSON	WEST LEA, WEST BANK ROAD, SKIPTON, NORTH YORKSHIRE, BD23 1QT	2,002	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	2,000	
MRS THERESE CECILIA STEMBRIDGE	OMEGA, 101 COURT ROAD, NEWTON FERRERS, PLYMOUTH, PL8 1DE	2,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	2,000	
HERO NOMINEES LIMITED	PO BOX 200, INVESTEC HOUSE, LA PLAIDERIE, ST PETER PORT, GUERNSEY, GY1 3LZ	2,000	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	2,000	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	2,000	
MR DAVID HARRY STEMBRIDGE	OMEGA, 101 COURT ROAD, NEWTON FERRERS, PLYMOUTH, PL8 1DE	2,000	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	2,000	
MR PHILIP MARK KOJCINOVIC	39 PUDDINGSTONE DRIVE, ST ALBANS, HERTFORDSHIRE, AL4 0GX	2,000	
MR JOHN RUSSELL KING & MRS AVERIL ROSALIND KING	21 POUND CRESCENT, MARLOW, BUCKINGHAMSHIRE, SL7 2BG	2,000	
MRS MOLLY HURLEY	17 MANOR DRIVE, SUDBROOKE, LINCOLN, LINCOLNSHIRE, LN2 2QG	2,000	
DR THEVATHANJAN VICTOR GNANADURAI & MRS DOREEN VIJITHA GNANADURAI	56 REDLAKE DRIVE, STOURBRIDGE, WEST MIDLANDS, DY9 0RX	2,000	
MRS DEBORAH TROTTER	47 CAMBRIDGE ROAD, ELY, CAMBS, CB7 4HJ	2,000	
MR PETER RAYMOND BAINBRIGGE	313 GREENHILL ROAD, TOORAK GARDENS, SOUTH AUSTRALIA, AUSTRALIA SA 5065,	2,000	
MR ALEXANDER WEISZ & MRS PATRICIA WEISZ	35 YORK TERRACE WEST, LONDON, NW1 4QA	2,000	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MRS RUTH STEPHANIE STUDHOLME	MANOR HOUSE COTTAGE, THORPE THEWLES, STOCKTON ON TEES, CLEVELAND, TS21 3JU	2,000	
MR JOHN BOWRING BETTS	LOWER CHOLLATON, WEST PUTFORD, HOLSWORTHY, DEVON, EX22 7LG	2,000	
MRS PATRICIA WEISZ	35 YORK TERRACE WEST, LONDON, NW1 4QA	2,000	
MR JOHN EDWARD DAVIDSON & MRS OLIVE ROSEMARY DAVIDSON	9 OATLANDS ROAD, BOTLEY, SOUTHHAMPTON, SO32 2DE	2,000	
MR DAVID STUART ROBINSON	28 MOORCOMBE DRIVE, PRESTON, WEYMOUTH, DT3 6NP	2,000	
MR RICHARD ARNOLD-ROBERTS	9 CHURCH GREEN, BENINGTON, STEVENAGE, HERTFORDSHIRE, SG2 7LH	2,000	
MRS AUDREY HEATHER ULBRICHT	2 EYOT GARDENS, LONDON, W6 9TN	2,000	
MR BRENDAN MCDONALD	THE HERMITAGE, TULLOW, CO CARLOW, IRELAND,	2,000	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	2,000	
W H IRELAND NOMINEES LIMITED	11 ST JAMES'S SQUARE, MANCHESTER, M2 6WH	2,000	
MR ROBERT STANLEY LAND & MRS BRENDA ANN LAND	74 BOTLEY ROAD, CHESHAM, BUCKINGHAMSHIRE, HP5 1XG	1,996	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	1,990	
HARGREAVES LANSDOWN /NOMINEES/ LIMITED	KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX	1,976	
MR DAVID JAMES WHITE	4 CRAWSHAY DRIVE, EMMER GREEN, READING, BERKS, RG4 8SX	1,971	
MELLON NOMINEES /UK/ LIMITED	PO BOX 39996, 160 QUEEN VICTORIA STREET, LONDON, EC4V 4LA	1,960	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1,950	
MR BRIAN WILLIAM CHARLES COOK & MRS MARGARET ALICE COOK	62 WEST STREET, COMBERTON, CAMBRIDGE, CAMBRIDGESHIRE, CB3 7DS	1,944	
HSDL NOMINEES LIMITED	TRINITY ROAD, HALIFAX, HX1 2RG	1,923	
MR LESLIE JOHN MORRIS	10 ALL SAINTS ROAD, FULBOURN, CAMBRIDGE, CB1 5HF	1,904	
MRS CAROL ANN FOXELL	36 RED LION LANE, FARNHAM, SURREY, GU9 7QN	1,900	
MR KURT BAK	HAAGENSVEJ 9, 9500 HOBRO, DENMARK,	1,806	
MR STEVEN GEORGE KEPPIE	43 BROOKFIELD WAY, LOWER CAMBOURNE, CAMBRIDGESHIRE, CB3 6EB	1,782	
MR JOHN LEO DOBSON BOOTH	83 PIXMORE WAY, LETCHWORTH, HERTS, SG6 3TP	1,750	
BREWIN NOMINEES LIMITED	PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, NE99 1SX	1,750	
MR BERTRAND PIOLIN	11 DALEGARTH, HURST PARK AVENUE, CAMBRIDGE, CB4 2AG	1,717	
MR TOM MURPHY	WOODDRUFFE, ONSLOW ROAD, SUNNINGDALE, BERKSHIRE SL5 OHW,	1,700	
PRODUCTIVE NOMINEES LIMITED	1 CURZON STREET, LONDON, W1J 5UB	1,700	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	1,659	
PRODUCTIVE NOMINEES LIMITED	1 CURZON STREET, LONDON, W1J 5UB	1,650	
MR JOHN ALBERT GWILLIAM	ARAULFAN, 13 THE CLOSE, LLANFAIRFECHAN, GWYNEDD, LL33 0AG	1,637	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	1,630	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,600	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	1,544	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	1,500	
PROFESSOR GLYN EMERY	134 NORTHCHURCH ROAD, CANONBURY, LONDON, N1 3PA	1,500	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	1,500	
GREENWOOD NOMINEES LIMITED	20 MOORGATE, LONDON, EC2R 6DA	1,500	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,500	
R C GREIG NOMINEES LIMITED	155 ST VINCENT STREET, GLASGOW, G2 5NN	1,500	
W B NOMINEES LIMITED	SOPHIA HOUSE, 76-80 CITY ROAD, LONDON, EC1Y 2EQ	1,500	
LION NOMINEES LIMITED	10 CROWN PLACE, LONDON, EC2A 4FT	1,500	
MR JOHN GORDON FENWICK	1 UMBERSLADE HALL, POUND HOUSE LANE, HOCKLEY HEATH, SOLIHULL, B94 5DF	1,500	
MR GRAHAM BARTLETT	CHESTAL COTTAGE, CHESTAL, DURSLEY, GLOUCESTERSHIRE, GL11 5AA	1,500	
CARR PEP NOMINEES LIMITED	CLOCK HOUSE, DOGFLUD WAY, FARNHAM, SURREY, GU9 7UL	1,500	
RENE NOMINEES /IOM/ LIMITED	SECURITIES HOUSE, 38-42 ATHOL STREET, DOUGLAS, ISLE OF MAN, IM1 1QH	1,500	
KAS NOMINEES LIMITED	SUITE 560, SALISBURY HOUSE, LONDON WALL, LONDON, EC2M 5NU	1,500	
MR JOHN OTTEN	3 BEECHFIELD, BANSTEAD, SURREY, SM7 3RG	1,500	
MR WILLIAM LLOYD HUGHES	4 FERN WAY, WEAVERHAM, NORTHWICH, CHESHIRE, CW8 3EZ	1,500	
MR NEVILLE BUNNETTA & MRS MARGARET BUNNETTA	FOLLY COTTAGE, WHITE BROOK, MONMOUTH, GWENT, NP25 4TU	1,500	
MR RODNEY GEORGE WHITLEY MILLS	2 ALFRED SQUARE, DEAL, KENT, CT14 6LS	1,500	
MR MICHAEL EBDON	8 ELMDENE COURT, 24 CLAREMONT GROVE, EXMOUTH, DEVON, EX8 2JW	1,500	
MR JAKOB FRICKELTON	21 LONGWORTH AVENUE, CAMBRIDGE, CB4 1GU	1,500	
MR CANDIDO LEVITA	4 CAMSIDE, CHESTERTON, CAMBRIDGE, CB4 1PQ	1,500	
MR MICHAEL EDWARD HIRST	LOW HOLMES ERYHOLME, DARLINGTON, DURHAM, DL2 2PG	1,496	
MR PATRICK SKENE MEIKLE	33 CHESTERTON ROAD, CAMBRIDGE, CAMBRIDGESHIRE, CB4 3AN	1,492	
TD WATERHOUSE NOMINEES /EUROPE/ LIMITED	201 DEANSGATE, MANCHESTER, M3 3TD	1,450	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,450	
MISS ALISON MURRAY	184 HOWARD ROAD, LEICESTER, LEICESTERSHIRE, LE2 1XL	1,425	
HARGREAVES LANSDOWN /NOMINEES/ LIMITED	KENDAL HOUSE, 4 BRIGHTON MEWS, CLIFTON, BRISTOL, BS8 2NX	1,421	
MR MICHAEL ALEXANDER THOMPSON	GATEWAYS, CHURCH LANE, STANWAY, COLCHESTER, CO3 5LR	1,417	
MR THOMAS WOOLEY SMART	ALBA, 41 MOSS ROAD, TAIN, ROSS SHIRE, IV19 1HH	1,400	
MR JOHN DAVID RAND	58 PLAINWOOD CLOSE, CHICHESTER, PO19 5YB	1,400	
THOMAS GRANT AND COMPANY NOMINEES LIMITED	40A FRIAR LANE, LEICESTER, LE1 5RA	1,400	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,400	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	1,400	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	1,400	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MRS JACKY SELLERS	7 TEIGNMOUTH ROAD, LONDON, NW2 4HR	1,399	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	1,365	
MR ALLAN BOGESKOV	ENGGARDSGADE 53, 9000 AALBORG, DENMARK,	1,354	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,350	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	1,349	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	1,340	
TRANSACT NOMINEES LIMITED	DOMAIN HOUSE, 5 - 7 SINGER STREET, LONDON, EC2A 4BQ	1,327	
MR PETER JOHN ROBINSON	96 MALVERN ROAD, CHERRY HINTON, CAMBRIDGE, CB1 9LD	1,323	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	1,300	
MR TREVOR CLAMP	39 BRETBY LANE, BURTON-ON-TRENT, STAFFORDSHIRE, DE15 0QN	1,291	
MR RAYMOND HENRY JOHN PENFOLD	THE QUICKSET, 38 THE RIDGEWAY, LEATHERHEAD, SURREY, KT22 9BH	1,268	
WILLBRO NOMINEES LIMITED	P O BOX 515, 6 BROADGATE, LONDON, EC2M 2RP	1,260	
MISS LAURA JANE MITCHELL	56 BEECHLANDS DRIVE, CLARKSTON, GLASGOW, G76 7UX	1,250	
SPEIRS & JEFFREY CLIENT NOMINEES LIMITED	36 RENFIELD STREET, GLASGOW, G2 1NA	1,250	
MRS GILLIAN ROSEMARY SABBERTON	ALBANY ROAD, LOUTH, LINCOLNSHIRE, LN11 8ET	1,250	
MR DIDIER TETTART & MRS DOMINIQUE TETTART	9 NEWMAN LANE, DRAYTON, ABINGDON, OXFORDSHIRE, OX14 4LP	1,209	
MR PETER BRYAN TUBBS	FELTRE, MIDDLE STREET, NAZEING, WALTHAM ABBEY, EN9 2LW	1,200	
MRS ANN FITZGERALD-HART	ORNHAMS LODGE, BOROUGHBRIDGE, YORK, YO51 9JH	1,200	
MR ROBIN KEITH WILLIAMS	36 CHURCH WALK, SAWBRIDGEWORTH, HERTFORDSHIRE, CM21 9BJ	1,200	
MR TIMOTHY GREGORY STOTT	158 CHURCH LANE, MARPLE, STOCKPORT, CHESHIRE, SK6 7LA	1,200	
DUNLAW NOMINEES LIMITED	WROTHAM PLACE, WROTHAM, SEVENOAKS, KENT, TN15 7AE	1,200	
PRODUCTIVE NOMINEES LIMITED	1 CURZON STREET, LONDON, W1J 5UB	1,200	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	1,200	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	1,200	
RENSBURG CLIENT NOMINEES LIMITED	10TH FLOOR, 100 OLD HALL STREET, LIVERPOOL, L3 9AB	1,200	
MR ANTHONY EDWARD MCGRAW	8 WOODLANDS, CONSTITUTION HILL, WOKING, SURREY, GU22 7RU	1,197	
F H F /NOMINEES/ LIMITED	28 PARK SQUARE WEST, LEEDS, LS1 2PQ	1,170	
MR ARTHUR JOHN BARGROVE	106 MARGUERITE DRIVE, LEIGH-ON-SEA, ESSEX, SS9 1NW	1,150	
MR DAVID STUART HAWKINS	42 FRIDAY STREET, HENLEY ON THAMES, RG9 1AH	1,150	
MR JEREMY PETER RICE	HEYFORD LODGE, CHURCH LANE, NETHER HEYFORD, NORTHAMPTON, NN7 3LQ	1,130	
ALLIANCE TRUST SAVINGS NOMINEES LIMITED	P O BOX 164, MEADOW HOUSE, 64 REFORM STREET, DUNDEE, DD1 9YP	1,117	
MR MICHAEL HAROLD HOPCRAFT	AQUARIUS, BADNINISH, DORNOCH, SUTHERLAND, IV25 3JB	1,100	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,100	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
RUBY ISA NOMINEES LIMITED	HOODLESSBRENNAN & PARTNERS PLC, 40 MARSH WALL, LONDON, E14 9TP	1,100	
MR WILLIAM CHARLES WAKELY	8 HEATHERDALE ROAD, CAMBERLEY, SURREY, GU15 2LR	1,096	
MR JOHN MILLAR BENSON	165/4 SLATEFORD ROAD, EDINBURGH, EH14 1PD	1,080	
MR LANCE WATSON	1410 SOUTH GOLIAD 1608, ROCKWALL, TEXAS 75087, USA,	1,070	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	1,065	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	1,050	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	1,050	
MR DOMINIK HUGHES	7 ACTON WAY, CAMBRIDGE, CB4 3SD	1,040	
JIM NOMINEES LIMITED	15/17 MOUNT EPHRAIM ROAD, TUNBRIDGE ROAD, KENT, TN1 1EN	1,035	
MR EDWARD PEARSON	ROSE COTTAGE, MAIN STREET, LITTLE OUSEBURN, NORTH YORKS, YO26 9TD	1,020	
MRS JUDITH LESLEY ALLEN	5 MONKS WAY, SAWTRY, HUNTINGDON, CAMBRIDGESHIRE, PE28 5XL	1,020	
HSDL NOMINEES LIMITED	TRINITY ROAD, HALIFAX, HX1 2RG	1,008	
MR IAN GRAY MACKENZIE	18 KINGSWAY AVENUE, BROUGHTON, PRESTON, LANCS, PR3 5JN	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	1,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
MR RONALD EDWARD BEARNE	41 WALTER WAY, SILVER END, WITHAM, ESSEX, ENGLAND, CM8 3RJ	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
COLSTEW NOMINEES LIMITED	9TH FLOOR, 88 WOOD STREET, LONDON, EC2V 7QR	1,000	
GLENCAIRN NOMINEES LIMITED	19 DONEGALL STREET, BELFAST, BT1 2HA	1,000	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
MR ROBERT ERNEST MCMAHON	51 SEARCHWOOD ROAD, WARLINGHAM, SURREY, CR6 9BB	1,000	
MR PETER FRANCIS HENRY REEVE	MORLEYS, AMPFIELD, ROMSEY, HAMPSHIRE, SO51 9BJ	1,000	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	1,000	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	1,000	
MR DOMINGO LOPEZ DIAZ	10 ST LAURENCE ROAD, FOXTON, CAMBRIDGE, CB2 6SF	1,000	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	1,000	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
DAVYCREST NOMINEES LIMITED	DAVY HOUSE, 49 DAWSON STREET, DUBLIN 2, IRELAND,	1,000	
MR NIGEL RAPHE POWER	44 TARRANT STREET, ARUNDEL, WEST SUSSEX, BN18 9DN	1,000	
MR HARRY HALLEWELL BAUDAINS	THE GLEN, LA RUE DU BOURG, ST CLEMENT, JERSEY, CHANNEL ISLANDS, JE2 6SP	1,000	
MRS MARGARET NOELEEN SMITH	16 STOCKTON LAWN, CASTLEKNOCK, DUBLIN 15, EIRE,	1,000	
DR ASHOK KUMAR MOHANTY	84 JACK CLOW ROAD, LONDON, E15 3AS	1,000	
MR MICHAEL RICHARD BOSTON	16 APPLEBY AVENUE, KNARESBOROUGH, N YORKS, HG5 9LZ	1,000	
MR JOHN NIGEL SPENCE DEANE	HARDY MILL HOUSE, 224 BRIGHTON ROAD, LANCING, BN15 8LH	1,000	
MR MICHAEL REGINALD BELL	19 CHURCH CLOSE, WEST BERGHOLT, COLCHESTER, CO6 3JZ	1,000	
MRS PATRICIA WILSON	43 LAKE ROAD, AMBLESIDE, CUMBRIA, LA22 0DE	1,000	
MR ROBERT THOMAS BRADSHAW	20 DOWNING CRESCENT, SCUNTHORPE, SOUTH HUMBERSIDE, DN16 3LS	1,000	
AKTA RAJA & NAMRATA RAJA	647 CHORLEY NEW ROAD, LOSTOCK, BOLTON, BL6 4GA	1,000	
MR JOHN REX COOMBES	31 CONYNGHAM ROAD, NORTHAMPTON, NN3 9TA	1,000	
MR LESLIE FRASER GREIG	LODGE COTTAGE, 68 HIGH STREET, WEST WRATTING, CAMBRIDGE, CAMBRIDGESHIRE, CB1 5LU	1,000	
MR DAVID KENNETH STEEL	41 SPRINGDALE AVENUE, BROADSTONE, DORSET, BH18 9ET	1,000	
A P T CHEMICALS LIMITED	C/O P I RICHARDS ESQ, 4 THE FIRS, WHITTINGTON, WORCESTER, WR5 2RP	1,000	
MR STEPHEN JOHN JONES & MRS FRANCES ELIZABETH JONES	PADSIDE, 33 PARK ROAD, LIMPSFIELD, OXTED, SURREY, RH8 0AN	1,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1,000	
HSBC GLOBAL CUSTODY NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1,000	
MR BRIAN ALBERT POWELL	77 BATH STREET, ABINGDON, OXFORDSHIRE, OX14 1EN	1,000	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	1,000	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	1,000	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	1,000	
RULEGALE NOMINEES LIMITED	EXCHANGE HOUSE, 39 KNOWSLEY STREET, BURY, LANCASHIRE, BL9 0ST	1,000	
MR BRIAN JOHN PERRYMAN	119 LIGHTSFIELD, OAKLEY, BASINGSTOKE, RG23 7BY	1,000	
MRS SUSAN BULFORD	LYNDALE, 71 WELLS ROAD, WOOKEY, WELLS, SOMERSET, BA5 1LQ	1,000	
MR HARRY MAUDSLEY	3 STONEYCROFT, ORMEROD STREET, WORSTHORNE, BURNLEY, BB10 3RZ	1,000	
MRS JUDITH ALLEN & MR DAVID ALLEN	5 MONKS WAY, SAWTRY, HUNTINGDON, CAMBRIDGESHIRE, PE28 5XL	1,000	
MR MARTIN GEDNEY	COURT LODGE FARM, SOUTHFLEET, KENT, DA13 9NG	1,000	
MR MERVYN COX	16 SIMKIN CLOSE, EATON SOCON, CAMBRIDGESHIRE, PE19 8PD	1,000	
MR EDWARD AUSTEN CLARK & MRS ZORENAH CLARK	4 ARLINGTON ROAD, TWICKENHAM, MIDDLESEX, TW1 2BG	1,000	
MR SHAHID SAEED KHAN	85 THE REDDINGS, LONDON, NW7 4JP	1,000	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MRS YASMIN AHMED KHAN	85 THE REDDINGS, LONDON, NW7 4JP	1,000	
MR JOHN REX COOMBES	31 CONYNGHAM ROAD, NORTHAMPTON, NORTHANTS, NN3 9TA	1,000	
MRS GERDA HAWKINS	40 LEIGH ROAD, HALE, ALTRINCHAM, CHESHIRE, WA15 9BD	1,000	
MR DAVID ROBERT WILLIAMS	68 HOLMDALE AVENUE, SOUTHPORT, MERSEYSIDE, PR9 8PS	1,000	
MR DAVID KEITH RIGBY	BRIDFIELD HOUSE, LAMBRIDGE WOOD ROAD, HENLEY ON THAMES, OXON, RG9 3BP	1,000	
MR DAVID GARETH WILLIAMS	35 NEW STREET, PORTHMADOG, GWYNESS, LL49 9ED	1,000	
MR GAVIN JOHN KINGERLEE	GREGALE, MARINE DRIVE, LOOE, CORNWALL, PL13 2DH	1,000	
MR MICHAEL LESLIE FISHER	14 BRIGHTWELL CRESCENT, DORRIDGE, SOLIHULL, B93 8HF	1,000	
MR DAVID CALLAGHAN	165 WINSLEY ROAD, BRADFORD-ON-AVON, WILTSHIRE, BA15 1PA	1,000	
MR GARY RALPH LITTLE	14 CHALFONT WAY, IEALING, LONDON, W13 9XN	1,000	
MR GEORGE ALEXANDER REID	NORWOOD, 227 CUMBERNAULD ROAD, MUIRHEAD, CHRYSTON GLASGOW, G69 9ND	1,000	
MR RAJU MAHER	450 ALDERMANS GREEN ROAD, COVENTRY, CV2 1NP	1,000	
MRS DIANE ELIZABETH JAILLER	CASTELLAN HOUSE, WEST HILL, ASPLEY GUISE, MILTON KEYNES, BUCKINGHAMSHIRE, MK17 8DX	1,000	
MR PATRICK JOHN GREEN	13 HONEYCOMBE RISE, SHERBORNE, DORSET, DT9 6AH	1,000	
MR CHRISTOPHER PETER HUBBALL	25 LABURNUM HOUSE, THE BEECHES, CAMBRIDGE, CB4 1FY	1,000	
MR NICK JOHN JONES	8 GLEBE WAY, HISTON, CAMBRIDGE, CB4 9LB	1,000	
MR ANTONY POUT	70 MILL ROAD, BURY ST EDMUNDS, SUFFOLK, IP33 3NJ	1,000	
MR MARK FREER	109 LITTLE SUTTON LANE, SUTTON COLDFIELD, WEST MIDLANDS, B75 6SN	983	
MRS LISA FREER	109 LITTLE SUTTON LANE, SUTTON COLDFIELD, WEST MIDLANDS, B75 6SN	983	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	980	
MR JOHN SWARBRICK	OAKFIELD, SLINGSBY WALK, HARROGATE, NORTH YORKSHIRE, HG2 8LL	979	
MRS HEATHER SWARBRICK	OAKFIELD, SLINGSBY WALK, HARROGATE, NORTH YORKSHIRE, HG2 8LL	978	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	978	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	975	
MR ROBERT MICHAEL DALY	11 HEAFIELD DRIVE, KEGWORTH, DERBY, DE74 2GG	967	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	965	
GHC NOMINEES LIMITED	NORWICH HOUSE, 22-30 HORSEFAIR STREET, LEICESTER, LE1 5BD	958	
MR AUSTIN HARNEY	5 IONA, RATHKEALE ROAD, ADARE, CO LIMERICK, IRELAND,	944	
MR LLOYD GEORGE GLASGOW	CLIFDEN, 405 SHORE ROAD, NEWTOWN ABBEY, BT37 9SD	920	
MRS CANDIDA MORLEY	82 ABINGDON VILLAS, LONDON, W8 6XB	907	
MR JOHN CHRISTOPER KELLY	17 SANDOWN CLOSE, STRATFORD-UPON-AVON, CV37 9BZ	900	

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MR NORMAN CLIFFORD JOHN POPE	69 ANCASTLE GREEN, HENLEY ON THAMES, RG9 1TS	900	
MR STANLEY LAINCHBURY	85 PARK AVENUE, ENFIELD, MIDDLESEX, EN1 2BD	900	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	900	
MR GORDON MERRY & MRS GILLIAN MERRY	16 WENTWORTH WAY, BLETCHLEY, MILTON KEYNES, MK3 7RW	870	
IPS NOMINEES LIMITED	2 QUEEN SQUARE, BATH, BA1 2HD	860	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	850	
MRS JULIET BEAMISH	NEWFARGIE HOUSE, GLENFARG, PERTHSHIRE, PH2 9QT	850	
MISS ELIZABETH MARY YEO	GREENSLEEVES, CLARENCE ROAD EAST, WESTON SUPER MARE, NORTH SOMERSET, BS23 4BT	850	
MR NORMAN CHASE	88 RIDGE LANE, WATFORD, HERTFORDSHIRE, WD17 4TA	834	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	825	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	825	
MR RICHARD LESLIE PAGE	7 NORTH TWELFTH STREET, MILTON KEYNES, BUCKS, MK9 3BS	822	
MRS SARAH HIRST	LOW HOLLIES, ERYHOLME, DARLINGTON, DURHAM, DL2 2PG	811	
MR DEREK ETHERDEN BINGLEY	NORTH MANOR, HOE LANE, FLANSHAM, BOGNOR REGIS, PO22 8NT	810	
MRS ANN MARY CARTER	THE COTTAGE, 100 HIGH STREET, YATTON, NORTH SOMERSET, BS49 4DW	810	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	810	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	800	
MR THOMAS ALEXANDER COOPER	8 EVENING COURT, NEWMARKET ROAD, CAMBRIDGE, CB5 8EA	800	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	800	
MR DAVID JOHN SHARMAN & MRS ELIZABETH SHARMAN	MEADOWS END, FIVE ELMS DRIVE, ROMSEY, HANTS, SO51 5RN	800	
MR ANDREW MICHAEL PHILLIPS	16 MAYFIELD GROVE, WILSDEN, BRADFORD, WEST YORKSHIRE, BD15 0EY	800	
MR ZVI HARRY KLEMER	14 ESPLANADE GARDENS, WESTCLIFF-ON-SEA, ESSEX, SS0 8JP	800	
MR HOWARD ERNEST WOOLF	2 FALLOWFIELD, STANMORE, MIDDLESEX, HA7 3DF	800	
CDR EDWARD BASIL GASKIN	6 SPITHEAD AVENUE, GOSPORT, HANTS, PO12 2UW	800	
MR CLIVE LUCAS	SILVER SEA, ESTUARY ROAD, SEATOWN, SWORDS, CO DUBLIN,	800	
MR JEREMY NICHOLAS BARNECUTT	THE OLD RECTORY, HIGH STREET, ONGAR, ESSEX, CM5 9AD	800	
TD WATERHOUSE NOMINEES /EUROPE/ LIMITED	201 DEANSGATE, MANCHESTER, M3 3TD	800	
MORGAN STANLEY QUILTER NOMINEES LIMITED	ST HELEN'S, 1 UNDERSHAFT, LONDON, EC3A 8BB	800	
GOLDMAN SACHS SECURITIES /NOMINEES/ LIMITED	PETERBOROUGH COURT, 133 FLEET STREET, LONDON, EC4A 2BB	798	
MR JOHN TATTERSALL PRENTICE	CLAPPERS COTTAGE, SPITHURST ROAD, BARCOMBE, LEWES EAST SUSSEX, BN8 5EG	786	
MR DAVID VICTOR RHODES HEAVEN	23 ELDER CLOSE, BADGER FARM, WINCHESTER, HAMPSHIRE, SO22 4LG	780	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MR NEIL STUART FINDLAY	26 NEWMARKET, LOUTH, LINCOLNSHIRE, LN11 9EQ	775	
MR DAVID HAMILTON	48 BROMLEY ROAD, LONDON, SE6 2TP	774	
MR ASHTON GEORGE BUTLER	18 LAPWING CLOSE, NORTHAMPTON, NORTHAMPTONSHIRE, NN4 0RT	772	
MR ANTHONY JOHN SABBERTON	2 ALBANY ROAD, LOUTH, LINCOLNSHIRE, LN11 8ET	772	
MR ANDREW VERNON THURSTON	19 CROUCH HALL LANE, REDBOURN, HERTS, AL3 7EQ	753	
MR ANTHONY GERARD STEPHEN NUGENT	70 BUCKINGHAM ROAD WEST, HEATON MOOR, STOCKPORT, CHESHIRE, SK4 4BT	750	
MR GRAHAM PAUL PINK	SYCAMORE COTTAGE, 109 CARTER STREET, FORDHAM, ELY, CAMBRIDGESHIRE, CB7 5JU	750	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	750	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	735	
HARGREAVE HALE NOMINEES LIMITED	MARSDEN HOUSE, 4-10 SPRINGFIELD ROAD, BLACKPOOL, LANCASHIRE, FY1 1QW	730	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	730	
PARAGON NOMINEES LIMITED	2 QUEEN SQUARE, BATH, BA1 2HD	720	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	720	
MRS DILYS RHODES	22 BUTTERWICK GARDENS, WETHERBY, WEST YORKSHIRE, LS22 6GX	717	
MRS HESTER ROBINSON	CHURCH BARN, MOOR LANE, ARKENDALE, KNARESBOROUGH, NORTH YORKSHIRE, HG5 0QT	717	
MR ALEX ROBINSON	CHURCH BARN, MOOR LANE, ARKENDALE, KNARESBOROUGH, NORTH YORKSHIRE, HG5 0QT	716	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	712	
MR PAUL ALFRED JAMES MOORE	685 JAMES RECKITT AVENUE, HULL, HU8 0LR	708	
THE CITY OF EDINBURGH COUNCIL	CITY CHAMBERS, HIGH STREET, EDINBURGH, EH1 1YJ	705	
VIDACOS NOMINEES LIMITED	CITIGROUP CENTRE, CANADA SQUARE, CANARY WHARF, LONDON, E14 5LB	701	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	700	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	700	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	700	
MRS JOYCE DOREEN VICARY	6 ABBEY MILL, CHURCH STREET, BRADFORD-ON-AVON, BA15 1HB	700	
MR PETER CHARLES CREIGHTON SIMEONS	RED GABLES, NIGHTINGALES LANE, CHALFONT ST GILES, BUCKINGHAMSHIRE, HP8 4SR	700	
MRS HELEN MARIE BOOTH	83 PIXMORE WAY, LETCHWORTH GARDEN CITY, HERTFORDHSIRE, SG6 3TP	700	
MR ADRIAN IFOR HORRELL	18 HILLFIELD ROAD, COMBERTON, CAMBRIDGESHIRE, CB3 7DB	700	
BREWIN NOMINEES LIMITED	PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE, NE99 1SX	700	
MR KEVIN PARMAR	23 PARKSIDE WAY, HARROW, MIDDLESEX, HA2 6DE	697	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	689	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	667	

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	660	
BRI NOMINEES LIMITED	BRI HOUSE, ELM COURT, COPSE DRIVE, MERIDEN GREEN BUSINESS PARK, COVENTRY, CV5 9RL	650	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	650	
MR THOMAS EPHRAIM BROCK & MRS UTE ROSE BROCK	4 MANOR CLOSE, CARLTON, BEDFORD, MK43 7LD	640	
MR MICHAEL SHONE	BIRCHWOOD, LADY MARGARET ROAD, SUNNINGDALE, ASCOT, BERKSHIRE, SL5 9QH	630	
MR SANJEEV TRIBHUVAN BAKRANIA & MRS FRANCES ANN BAKRANIA	FLAT 6, FELSHAM HOUSE, FELSHAM ROAD, LONDON, SW15 1DW	612	
MR ROGER CHARLES PRICE	UPLANDS, OAKHURST AVENUE, OSWESTRY, SHROPSHIRE, SY11 1BS	600	
MRS MADELAINE NASH	29 GREAT LIME KILNS, SOUTHWATER, HORSHAM, WEST SUSSEX, RH13 9JL	600	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	600	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	600	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	600	
MR PETER DAVID LAWRENCE	45 LAMBERT AVENUE, LEEDS, LS8 1NG	588	
DR JOHN REX ARTHUR	WARLEY COTTAGE, TUDDENHAM, IPSWICH, SUFFOLK, IP6 9BZ	578	
MR GERARD LUCAS	44 HEWITT STREET, CHESTER, CH2 3JD	577	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	570	
MRS JENNIFER GRANT	54 HIGH STREET, WEST WRATTING, CAMBRIDGE, CAMBRIDGESHIRE, CB1 5LU	569	
MR GRAHAM EDMUND LOWES & MRS BRENDA LOWES	24 KING HAROLD ROAD, COLCHESTER, ESSEX, CO3 4SB	565	
SCEPTRE NOMINEES LIMITED	230 BLACKFRIARS ROAD, LONDON, SE1 8NW	563	
THOMAS GRANT AND COMPANY NOMINEES LIMITED	40A FRIAR LANE, LEICESTER, LE1 5RA	562	
MR JOHN LIVSEY	KALAMUNDA, TOWNSEND, ILMINSTER, SOMERSET, TA19 0JA	560	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	553	
KAS NOMINEES LIMITED	SUITE 560, SALISBURY HOUSE, LONDON WALL, LONDON, EC2M 5NU	550	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	550	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	550	
THE BANK OF NEW YORK /NOMINEES/ LIMITED	1 CANADA SQUARE, LONDON, E14 5AL	550	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	550	
MR HELMUT WERNER ARNOLDI	23 OXSHOTT WAY, COBHAM, SURREY, KT11 2RU	550	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	530	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	530	
MR MICHAEL DAVID COCKELL	134 YNYSDDU, PONTYCLUN, RHONDDA CYNON TAFF, CF72 9UB	529	
MS PRISCILLA ENID MAIR GRANT	FOUR WINDS, NORTH END, BURGH BY SANDS, CARLISLE, CA5 6BD	520	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	510	
DAVYCREST NOMINEES LIMITED	DAVY HOUSE, 49 DAWSON STREET, DUBLIN 2, IRELAND,	500	
DAVYCREST NOMINEES LIMITED	DAVY HOUSE, 49 DAWSON STREET, DUBLIN 2, IRELAND,	500	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	500	
R C GREIG NOMINEES LIMITED	155 ST VINCENT STREET, GLASGOW, G2 5NN	500	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	500	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	500	
MR ROBERT WILLIAM WALLACE	48 LEICESTER ROAD, FAILSWORTH, MANCHESTER, M35 0QY	500	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	500	
ST ANNS SQUARE NOMINEES LIMITED	HENRY PILLING HOUSE, BOOTH STREET, MANCHESTER, M2 4AF	500	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	500	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	500	
MR JOHN DEMORGAN CAMPBELL THOMPSON	18 PARK CLOSE, KIRTLINGTON, KIDLINGTON, OXON, OX5 3HR	500	
MR RICHARD GERARD EUSTACE	41 ST PETERS GROVE, LONDON, W6 9AY	500	
MR ABHAY GUDKA & MRS NIRMALA GUDKA	459 KENTON ROAD, KENTON, HARROW, MIDDLESEX, HA3 0UN	500	
MRS ANNE MARY EUSTACE	MUNFIN HOUSE, HOGMOOR LANE, HURST, READING, RG10 0DH	500	
MR PETER BROOKS	REEDINGS COTTAGE, HILL TOP LANE, SAFFRON WALDEN, ESSEX, CB11 4AS	500	
LLOYDS BANK NOMINEES LIMITED	48 CHISWELL STREET, LONDON, EC1Y 4XX	500	
MRS MICHELE HANDLEY	MINTZ COTTAGE, CAKEBOLE, CHADDESLEY CORBETT, KIDDERMINSTER, WORCESTERSHIRE, DY10 4RF	500	
MR JOHN HANDLEY	MINTZ COTTAGE, CAKEBOLE, CHADDESLEY CORBETT, KIDDERMINSTER, WORCESTERSHIRE, DY10 4RF	500	
MR ROGER DONALD GRIFFITHS	24 ACACIA DRIVE, FROME, SOMERSET, BA11 2TS	500	
MR NORMAN CUNNINGHAM	MAS LES CROETES, CHEMIN DE RIVESALTES, 66600, SALSES LE CHATEAU, FRANCE AA1 1FF,	500	
MRS JEAN BEATRICE CRAW	SUMMERHAZE, 58 THE HEDGES, ST GEORGES, WESTON SUPER MARE, BS22 7BU	500	
MR MELVYN JAMES COTTAGE	33 SIX MILE BOTTOM ROAD, WEST WRATTING, CAMBRIDGE, CAMBRIDGESHIRE, CB1 5NE	500	
MR IAIN STEWART MARSHALL	26 QUEENS CRESCENT, EDINBURGH, EH9 2BB	500	
MRS PATRICIA ANN DEACON	30 WELLAND CRESCENT, STOCKTON-ON-TEES, CLEVELAND, TS19 0UT	500	
MR PHILLIP AJUMOBI OBE	1 HALFWAY COURT, PURFLEET, ESSEX, RM16 1GJ	500	
MR STANLEY THOMAS FRANCE	157 DIVIDY ROAD, BUCKNALL, STOKE ON TRENT, STAFFORDSHIRE, ST2 9JW	500	
MR SANDIP KUMAR BASU	29 AVENUE ELMERS, SURBITON, SURREY, KT6 4SL	500	
MR KEVIN ROBERT MOLONY	12 HAYDN JONES DRIVE, NANTWICH, CHESHIRE, CW5 7GQ	500	
MR JOHN NORMAN ALFRED RISBRIDGER	70 FITZGERALD ROAD, BRAMFORD, IPSWICH, IP8 4AD	500	
MR DENYS AUBREY DICKINSON	91 WALCOTT ROAD, BILLINGHAY, LINCOLN LN44 G,	500	
MR JOHN NEIL DICKINSON	FORMANS LANE, SLEAFORD, LINCS, NG3 4SR	500	
MRS MURIEL O'DONOVAN 28 BENCROFT ROAD	ADEYFIELD, HEMEL HEMPSTEAD, HERTS HP25 Y,	500	
MRS JEAN DAVIES	10 EGERTON ROAD, BERKHAMSTED, HERTS HP41 T,	500	
MR MARK JOHN O'DONOVAN 100 TOPSTREET WAY	HARPENDEN, HERTS AL55 S,	500	

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MRS MARY SMITH	5A SELWYN GARDENS, CAMBRIDGE, CAMBRIDGESHIRE, CB3 9AX	500	
MR BRIAN GIBBARD	9 STATION ROAD, NORTH FERRIBY, EAST YORKSHIRE, HU14 3DJ	500	
MR ROGER COLCOMBE	29 ELMGROVE ESTATE, HARDWICKE, GLOUCESTER, GL2 4UJ	500	
MR MARK SCOONES	10 PERSE WAY, CAMBRIDGE, CB4 3SF	500	
MR SIMON MORRIS	1 THE HERONS, COTTENHAM, CAMBRIDGE, CB4 8XX	500	
MISS DIANE BRASNETT	THE DINGLE, LLANEDI, PONTRADDULAIS, SWANSEA, SA4 1FH	500	
MR CHARLES EDWARD COOK	46 GREENS GROVE, STOCKTON ON TEES, CLEVELAND, TS18 5AW	485	
MR MARTYN HARRIS	HIGH MEADOW HOUSE, THE LANE, LAMAS, NORWICH, NORFOLK, NR10 5JG	458	
J P MORGAN SECURITIES LIMITED	60 VICTORIA EMBANKMENT, LONDON, EC4Y 0JP	457	
REYKER NOMINEES LIMITED	46 ST JAMES'S PLACE, LONDON, SW1A 1NS	456	
MRS HANNE DAHL	PILEVEJ 10, HOU, 9370 HALS, DENMARK,	451	
MR DAVID VICTOR RHODES HEAVEN	71 MARSHALL COURT, MARSHALL SQUARE, SOUTHAMPTON, SO15 2PG	450	
PRODUCTIVE NOMINEES LIMITED	1 CURZON STREET, LONDON, W1J 5UB	450	
REFLEX NOMINEES LIMITED	GLOBAL CUSTODY DEPARTMENT, PERSHING SECURITIES LIMITED, CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK LONDON, E14 2BH	448	
MR IAIN SHAW CAMPBELL	24 CHURCH STREET, GREAT WILBRAHAM, CAMBRIDGE, CB1 5JQ	440	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	430	
MR ADAM PETER BLUNT	38 STALLCOURT AVENUE, CARDIFF, SOUTH GLAMORGAN, CF23 5AN	426	
MR CHRISTOPHER DUNK	3 TRENT CLOSE, ST IVES, CAMBRIDGESHIRE, PE27 3FH	425	
MR ALAN DAVID BODDY	DAMER, MEADOWAY, WICKFORD, ESSEX, SS12 9HA	424	
MR REGINALD MAYHEW & MRS AMANDA MAYHEW	HEATH FARM, WINFARTHING ROAD, BANHAM, NORWICH, NORFOLK, NR16 2DJ	422	
MR DAVID THOMAS DANIELS & MR ANTHONY EDWARD DANIELS	CHESTNUT BARN, CHURCH STREET, SEMINGTON, TROWBRIDGE, BA14 6JS	421	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	410	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	410	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	407	
MR ROBERT JOHN ROBSON	BRAMBLY HEDGE, ROWLEY HALL DRIVE, STAFFORD, ST17 9FF	407	
EDWARD JONES NOMINEES LIMITED	7 WESTFERRY CIRCUS, CANARY WHARF, LONDON, E14 4HH	402	
JOCAR NOMINEES LIMITED	P O BOX 66, 35/39 COLOMBERIE, ST HELIER, JERSEY, JE4 9PA	400	
FISKE NOMINEES LIMITED	SALISBURY HOUSE, LONDON WALL, LONDON, EC2M 5QS	400	
MR NIGEL JAMES COX	11 ORCHARD ROAD, OLD WINDSOR, WINDSOR, BERKSHIRE, SL4 2RZ	400	
MR ANTHONY HUGH COCKETT	55 ELMS ROAD, LEICESTER, LEICESTERSHIRE, LE2 3JD	400	
MR DAVID ROBINSON	TARRANZ, MILL LANE, BISHOPS SUTTON, HAMPSHIRE, SO24 0AA	400	

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MR JOHN CECIL WADE	9 BRINDLE CLOSE, SOUTHAMPTON, HAMPSHIRE, SO16 3PJ	400	
MRS JOAN PATRICIA LOGAN	WINCLOSE, SELAFIELD ROAD, BECKERMET, CUMBRIA, CA21 2XN	400	
MR GEORGE LAMBERT TYSON	10 ROYAL DRIVE, EGREMONT, CUMBRIA, CA22 2LG	400	
MRS KATHLEEN LAINCHBURY	85 PARK AVENUE, ENFIELD, MIDDLESEX, EN1 2BB	400	
MR RICHARD PHILIP GOODALL	ROLLSWOOD FARMHOUSE, CROFT LANE, HASELOR, ALCESTER, WARWICKSHIRE, B49 6NL	400	
MISS JESSICA MARLTON	8 SPRINGFIELD TERRACE, CAMBRIDGE, CAMBRIDGESHIRE, CB4 1AE	400	
MR SIMON ROBERT STRONG	7 CHURCH VIEW CLOSE, LLANDOUGH, PENARTH, SOUTH GLAMORGAN, CF64 2NN	400	
MR JOHN FREDERICK PERRY	13 LISTER ROAD, HADLEIGH, IPSWICH, SUFFOLK, IP7 5JN	400	
MISS CLAIRE ALISON MURDOCH	541 NEWMARKET ROAD, CAMBRIDGE, CB5 8PA	393	
MRS JOANNE FAY MOORE	685 JAMES RECKITT AVENUE, HULL, HU8 0LR	385	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	384	
DR ELISA CLELIA VARGAS	44 SCOTLAND ROAD, CAMBRIDGE, CAMBRIDGESHIRE, CB4 1QG	382	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	380	
MR GEOFFREY CHARLES SUTTON	40 WYFOLD HOUSE, WOLVERCOTE ROAD, LONDON, SE2 9TJ	379	
MR RODNEY HUGH DE MELLO	THE ORANGERY, 12A LAWN ROAD, MILFORD ON SEA, HAMPSHIRE, SO41 0NQ	375	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	372	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	370	
MR GRAHAM CROCKER	THE OLD RECTORY COACH HOUSE, OLNEY ROAD, EMBERTON, OLNEY, MK46 5BX	350	
MR MICHAEL SNOWDON	106 MELTON HIGH STREET, WATH-ON-DEARNE, ROTHERHAM, S63 6RF	350	
MR JOHN JAMES KENNINGTON BOOTH	83 PIXMORE WAY, LETCHWORTH, HERTFORDSHIRE, SG6 3TP	339	
MR ALFRED WALTER ARCHER	2 ALDINGTON ROAD, BEARSTED, MAIDSTONE, ME14 4AN	336	
F H F /NOMINEES/ LIMITED	28 PARK SQUARE WEST, LEEDS, LS1 2PQ	330	
MR ROY DENNIS SPRINGFIELD	45 SOUTHFALLS ROAD, CANVEY ISLAND, ESSEX, SS8 7QA	318	
MRS ELIZABETH ALISON FLOYD	OLD VICARAGE, DALLOWGILL, KIRKBY MALZEARD, RIPON, NORTH YORKSHIRE, HG4 3RB	315	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	315	
DR MARTIN LAWRENCE HARGREAVES	6 RUTLAND AVENUE, FRECKLETON, PRESTON, PR4 1HL	314	
MR DAVID LESLIE HARRISON	62 AMORYS HOLT WAY, MALTBY, ROTHERHAM, SOUTH YORKSHIRE, S66 8RF	311	
MRS DIANE MARY MARRIOTT	WOODBINE COTTAGE, SNUFF LANE, SHOTTESWELL, BANBURY, OXFORDSHIRE, OX17 1JH	310	
DR ALAN JOHN WILLSON	42 GWYN CRESCENT, FAKENHAM, NORFOLK, NR21 8NE	310	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MRS HELEN MARIE BOOTH	83 PIXMORE WAY, LETCHWORTH, HERTS, SG6 3TP	300	
MR NOEL FRANCIS DONEGAN	20 BELLS HILL, BARNET, HERTFORDSHIRE, EN5 2RY	300	
MR VINOD DARJEE	19 MARSHALL CLOSE, HOUNSLOW, MIDDLESEX, TW4 5HJ	300	
MRS PAM VAN ASWEGEN	109 HIGH STREET, SWAFFHAM BULBECK, CAMBRIDGE, CB5 0LX	300	
MR JONATHAN CASWELL	64 KINGSHILL AVENUE, ST ALBANS, HERTFORDSHIRE, AL4 9QB	300	
MR RICHARD FRED LITTLE	GREENACRES THE STRAND, STEEPLE ASHTON, TROWBRIDGE, WILTSHIRE, BA14 6EP	300	
MR MICHAEL ANTHONY COMERFORD	8 INGS VIEW, AISKEW, BEDALE, NORTH YORKSHIRE, DL8 1DP	300	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	300	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	300	
JIM NOMINEES LIMITED	15/17 MOUNT EPHRAIM ROAD, TUNBRIDGE ROAD, KENT, TN1 1EN	300	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	300	
STATE STREET NOMINEES LIMITED	525 FERRY ROAD, EDINBURGH, SCOTLAND, EH5 2AW	294	
MR GEORGE BRADSHAW-RUSS GODBER	10 VAUXHALL COURT, FROGMORE, WANDSWORTH, SW18 1HN	285	
MR ALAN JOHN PIMBLEY	10 SHEARSTONES, YETMINSTER, SHERBORNE, DORSET, DT9 6NW	284	
MR GERALD ARTHUR FULCHER	SYLVAN LODGE, COLWALL GREEN, NR MALVERN, WORCESTERSHIRE, WR13 6DU	280	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	277	
E TRADE UK NOMINEES LIMITED	42ND FLOOR, 1 CANADA SQUARE, CANARY WHARF, LONDON, E14 5AA	275	
MR PATRICK STEWART FOLEY & MRS CAROLE LINDA FLORENCE FOLEY	CARRICK, CUTCOMBE, MINEHEAD, SOMERSET, TA24 7AN	269	
MR PETER HAWKES	DUNISTON COURT, DERRINGSTONE HILL, BARHAM, CANTERBURY, KENT, CT4 6QD	261	
DR JOHN CHRISTOPHER STANGER-MOORE	FOUR WINDS, NORTH END, BURGH BY SANDS, CARLISLE, CA5 6BD	259	
MR ROY DE-BRES	8 ST THOMAS ROAD, SOUTH WIGSTON, LEICESTER, LE8 2TA	252	
MRS MILDRED BERRY	BEACHWOOD LODGE, BEACHWOOD ROAD, ILLINGWORTH, HALIFAX, HX2 9BU	251	
MR FRANKLYN BORG	8 HATTONS ROAD, LONGSTANTON, CAMBRIDGE, CAMBRIDGESHIRE, CB4 5DN	250	
MR MARK CHARLES KOCKELBERGH	210 HIGHAM LANE, NUNEATON, WARWICKSHIRE, CV11 6AS	250	
MR IAIN DAVID CAMERON SIMM	17 MARTINDALE, EAST SHEEN, LONDON, SW14 7AL	250	
MR MICHAEL DAVID POTTER	13 GILLS HILL, RADLETT, HERTFORDSHIRE, WD7 8DA	250	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	250	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	250	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	240	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
MR GUY MARLTON	30 LOWER ICKNIELD WAY, CHINNOR, OXFORD, OXFORDSHIRE, OX39 4DZ	237	
REDMAYNE /NOMINEES/ LIMITED	84 ALBION STREET, LEEDS, LS1 6AG	235	
FERLIM NOMINEES LIMITED	2 GRESHAM STREET, LONDON, EC2V 7QN	230	
MR JOHN MICHAEL BAILEY	40 EVERGREEN WAY, WOKINGHAM, BERKSHIRE, RG41 4BX	227	
MISS VANESSA GATENBY	DOVE COTTAGE, WELLS, SOMERSET, BA5 1PD	219	
FEXCO STOCKBROKERS SETTLEMENT NOMINEES LIMITED	12 ELY PLACE, DUBLIN 2,	215	
FEXCO STOCKBROKERS SETTLEMENT NOMINEES LIMITED	12 ELY PLACE, DUBLIN 2,	210	
MR THOMAS FALVEY & MR JOSEPH MCAVOY	COONEYS LANE, GRANGE, DOUGLAS, CORK, IRELAND,	210	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	209	
MS ROWENA GAYE STEADMAN	26 HIGH STREET, SAWSTON, CAMBRIDGE, CB2 4BG	201	
MR WILLIAM DAVID DOUGLAS	5 ACKERMAN ROAD, CHIPPING NORTON, OXFORDSHIRE, OX7 5UJ	200	
MR TREVOR PAYNTER WILLIAMSON	74 BEECHWOOD DRIVE, FORMBY, MERSEYSIDE, L37 2DW	200	
MR ALDO ARENA	11 EDEN GARDENS, GARDENHALL, EAST KILBRIDE, G75 7YD	200	
MRS DEBORAH JANE FROST	HONEYLEE COTTAGE 46 GLOUCESTER ROA, STONEHOUSE, GLOUCESTERSHIRE, GL10 2HQ	200	
MR RICHARD MODEL	AUSTENS, 7 KINGSWAY, CHALFONT ST PETER, GERRARDS CROSS, BUCKINGHAMSHIRE, SL9 8NS	200	
PHILDREW NOMINEES LIMITED	21 LOMBARD STREET, LONDON, EC3V 9AH	200	
MR STEVEN JOHN DAVIES	17 HAYWOOD, HAVERSHAM PARK, BRACKNELL, BERKS, RG12 7WG	200	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	191	
PERSHING KEEN NOMINEES LIMITED	CAPSTAN HOUSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON, E14 2BH	190	
MR RICHARD JEFFREY GREENWOOD & MRS LINDA GREENWOOD	4 SOUTH RISE, SKIDBY, COTTINGHAM, EAST YORKSHIRE, HU16 5UH	190	
MRS ANNE-MARIE CAKE	41 TWEMLOW AVENUE, POOLE, DORSET, BH14 8AL	173	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	173	
MR ANTHONY PHILIP NEW	60 R L STEVENSON AVENUE, BOURNEMOUTH, BH4 8EG	169	
BARRATT AND COOKE NOMINEES LIMITED	5 OPIE STREET, NORWICH, NORFOLK, NR1 3DW	165	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	150	
MR FRANK BERRY	BEACHWOOD LODGE, BEACHWOOD ROAD, ILLINGWORTH, HALIFAX, HX2 9BU	150	
MS SHANNON MILSOM	3 ALMA TERRACE, STATION STREET, CHATTERIS, CAMBRIDGESHIRE, PE16 6ER	150	
MR ALAN DEREK COOMBS	144 KENDAL WAY, CAMBRIDGE, CAMBRIDGESHIRE, CB4 1LT	150	
JARL ROBERT BARNES	68 STONE ROAD, DEREHAM, NORFOLK, NR19 1LH	142	
MR JEREMY SAMUEL GODLEY	4 THE COPPINS, RICHINGS PLACE, NORTH PARK, IVER, BUCKS, SL0 9BA	141	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	140	
MS AMANDA LOUISE HOBBS	12 FRIETH ROAD, MARLOW, SL7 2QT	138	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	137	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	135	
MR ALAN GEORGE SCOONES	1 MILLBOURN CLOSE, WINSLEY, BRADFORD-ON-AVON, WILTSHIRE, BA15 2NN	134	
MR DAVID SANDFORD	45 CAMBANKS, UNION LANE, CAMBRIDGESHIRE, CB4 1PZ	130	
ROCK /NOMINEES/ LIMITED	25 LUKE STREET, LONDON, EC2A 4AR	130	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	130	
MR ALEKSANDER ZDROJKOWSKI	9 SUNDIAL AVENUE,, SOUTH NORWOOD, LONDON, SE25 6SB	122	
DR JONATHAN OATES	14 CRAIGHLAW AVENUE, EAGLESHAM, GLASGOW, G76 0EU	122	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	119	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	113	
MR MICHAEL THOMAS WRIGHT	VYNE COTTAGE, CHURCH ROAD, BRUISYARD, SUFFOLK, IP17 2EG	100	
MR ALAN JOHN CONWAY	1 DOGFIELD STREET, CARDIFF, S GLAM, CF24 4QJ	100	
DR STEPHEN LANDSBOROUGH GEOGHEGAN	FAIRWAYS, BROSELEY AVENUE, CULCHETH, WARRINGTON, CHESHIRE, WA3 4HH	100	
MR ANDREW JOHN SINCLAIR & MRS GRACE MIRIAM SINCLAIR	10 THETFORD ROAD, NEW MALDEN, SURREY, KT3 5DN	100	
MR JAGDISH ASSUMALL	115 FELLOWS ROAD, LONDON, NW3 3JS	100	
MR NICHOLAS GEORGE VOYSEY	LONG THATCH, WANTAGE ROAD, GREAT SHEFFORD, HUNGERFORD, BERKSHIRE, RG17 7DB	100	
MR STEVEN ERIC JONES	41 WOODLANDS ROAD, SITTINGBOURNE, KENT, ME10 4SP	72	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	70	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	57	
MR JAMES HUGH SHILLINGFORD	59 DOUGHTY STREET, LONDON, WC1N 2LS	50	
MR JONATHAN PETER MANCER	60 BROOKFIELD WAY, LOWER CAMBOURNE, CAMBS, CB3 6ED	50	
MRS NADIA THOMPSON	14 MILLBECK DRIVE, HARDEN, BINGLEY, WEST YORKSHIRE, BD16 1TF	45	
MR JOHN HALKSWORTH	6 NORTH FIELD ROAD, SOHAM, CAMBRIDGESHIRE, CB7 5UE	40	
MR STEVEN TYSON	9 THE SYCAMORES, MILTON, CAMBRIDGE, CAMBRIDGESHIRE, CB4 6XJ	20	
MR EDWARD PAIN	117 SCOTLAND ROAD, CAMBRIDGE, CB4 1QL	20	
RAVEN NOMINEES LIMITED	4TH FLOOR, 40 MARSH WALL, LONDON, E14 9TP	12	
MR ROGER HARTSHORN	BIRCH HOLLOW, 36 GLENWOOD AVENUE, SOUTHAMPTON, HAMPSHIRE, SO16 3QA	10	
MR NICHOLAS IGNATIOU	7 BAMBURGH DRIVE, BURNLEY, LANCASHIRE, BB12 0TE	6	
THE MANIFEST VOTING AGENCY LIMITED	9 FREEBOURNES COURT, WITHAM, ESSEX, CM8 2BL	5	
ABI /PREMISES/ LIMITED	51 GRESHAM STREET, LONDON, EC2V 7HQ	5	

CSR plc - 4187346
Cambridge Silicon Radio Holdings Limited
Section: 4A Current Shareholders

26 March 2005

Shareholders Name	Address	Ordinary Shares	Deferred Ordinary Shares
NBS NOMINEES LIMITED	20 LITTLE BRITAIN, LONDON, EC1A 7DH	5	
ACTIVE VALUE LIMITED	9 ST GEORGES ROAD, BICKLEY, KENT, BR1 2LB	3	
MR KEITH KEW	1 ASH GROVES, SAWBRIDGEWORTH, HERTFORDSHIRE, CM21 9LN	3	
PENSIONS INVESTMENT RESEARCH CONSULTANTS LIMITED	4TH FLOOR, CITYSIDE HOUSE, 40 ADLER STREET, LONDON, E1 1EE	1	
HSBC CLIENT HOLDINGS NOMINEE /UK/ LIMITED	MARINER HOUSE, PEPYS STREET, LONDON, EC3N 4DA	1	
MR DAVID SANDFORD	45 CAMBANKS, UNION LANE, CAMBRIDGESHIRE, CB4 1PZ		7,500
	Total	122,724,838	7,500

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] Date 29 / 03 / 2005

(~~Director~~ / Secretary)

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *26/3/2005*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th March 2006** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: ALLISON TOKLEY

Telephone number *inc code*: 01223 692066

Address:
CHURCHILL HOUSE
CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE

DX number *if applicable*: ______

DX exchange: ______

Postcode: CB4 0WZ

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,800		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.50333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
0439
01/04/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,800
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,800

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. TOCICI **Date** 31 MARCH 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E740/OPD Tel: 01903 833874

DX number DX exchange



Companies House
for the record

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 4187346

Company Name in full CSR PLC

	Day	Month	Year
Date of termination of appointment	3 1	0 3	2 0 0 5

as director  ✓ as secretary  *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title MR *Honours etc

Please insert details as previously notified to Companies House.

Forename(s) Michael Leslie

Surname Shone

	Day	Month	Year
†Date of Birth	0 7	0 3	1 9 4 1

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 31.3.05

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Allison Tokley, Churchill House, Cambridge Business Park
Cowley Road, Cambridge, CB4 0WZ
Tel 01223 692066
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	18	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	150,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.1563333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	


A41
COMPANIES HOUSE
0391
05/04/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Ltd Desig: LDCLT/Part ID: 601 Address Capstan House One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 150,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 150,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKEY **Date** 4 APRIL 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E736/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	22	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A41
COMPANIES HOUSE
0390
05/04/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	10,000
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	10,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A JOCKY **Date** 4 APRIL 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/E755/OPD Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2005 MAY 17 A 8:31

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	20,500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
U489
09/04/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 12,800
Name Mr Adam Hughes Address 92 Histon Road Cambridge UK Postcode CB4 3JP	Class of shares allotted Ordinary	Number allotted 7,700
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 20,500

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCCU **Date** 8 APRIL 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 OWZ

ESP-EXEC/E781/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,500	172	190
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
0317
12/04/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,862
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,862

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 11 APRIL 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, COWLEY ROAD,
CAMBRIDGE SCIENCE PARK, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E792/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2005 MAY 17 A 8:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	05	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,100	1,612	1,640
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
0659
18/05/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,560
Name Mr Sean Gray Address 5 Tower Close Over, Cambridgeshire UK Postcode CB4 5PH	Class of shares allotted Ordinary	Number allotted 1,792
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,352

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocky **Date** 17 MAY 05.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/E927/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	06	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	800	150	40
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.053777	£0.503333	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
0658
18/05/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 990
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 990

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. Tocky **Date** 17 MAY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD CAMBRIDGE, CB4 0WZ
ESP-EXEC/E933/OPD Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
• BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,000	1,450	2,258
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£1.025000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)




When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	2,938
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	2,938
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCCU **Date** 17 MAY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE CB4 0WZ

ESP-EXEC/E937/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2005 MAY 17 A 8:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,600	11,878	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)




COMPANIES HOUSE
U208
20/05/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 14,478
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 14,478

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocky **Date** 19 MAY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E943/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,074		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A1U
COMPANIES HOUSE
0715
25/05/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,074
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,074

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A Tocey **Date** 23 MAY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E962/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,000	2,545	2,950
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
0717
25/05/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 7,495
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,495

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCZY **Date** 24 MAY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E988/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY 17 A 8:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day* 18	*Month* 05	*Year* 2005	*Day*	*Month*	*Year*

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,000	2,137	190
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
0543
28/05/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 7,327
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 7,327

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOOCH **Date** 26 MAY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1000/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED
2005 MAY 17 A 8:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	20	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,500	7,500	11,610
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	


COMPANIES HOUSE
0413
07/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 21,610
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 21,610

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TODY **Date** 6 JUNE 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,100		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	


COMPANIES HOUSE
0412
07/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,100

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Docky **Date** 6 JUNE 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC CHURCHILL HOUSE CAMBRIDGE BUSINESS PARK
COWLEY ROAD CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1016/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
J269
08/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	5,000
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	5,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. Tocky **Date** 7/6/05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1030/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY 17 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	147,000	147,000	75,000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.0033	£0.0537	£0.5033

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A40
COMPANIES HOUSE
657
09/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Ltd Part ID 601 Address Capstan House One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 369,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 369,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocey **Date** 8 June 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1014/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY 17 A 9:22

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	03	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,750		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.5033		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 0656 09/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Ltd Part ID 601 Address Capstan House One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 3,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,750

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A DOCKLY **Date** 8 JUNE 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1072/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	31	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15,500	750	3,300
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£1.025000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 20,330
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 20,330

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed A Tocky **Date** 13 JUNE 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1047/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY 17 A 9:52

Return of Allotment of Shares

CHFPO83

Company Number: 4187346

Company name in full: CSR PLC

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	780		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A57
COMPANIES HOUSE

0534
14/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A.TOCRY **Date** 13 JUNE 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1047/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY 17 A 8:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

To

Month Year

Class of shares
(ordinary or preferer

'inary

Number

J00

List t... ... to each overleaf

If the al... ...ash please state:

% that each ... treated as pai...

Consideration for ... the shares were allo...
(This information must be ... the duly stamped contract o... stamped particulars on Form ... contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff CF14 3UZ DX 33050 Cardiff
or companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB DX235 Edinburgh
or companies registered in Scotland

C

T

COMPANIES HOUSE 0534 16/06/05

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 11,562
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 11,562

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocky **Date** 15 JUNE 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1070/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	08	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	41,838	300,000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£0.156333333	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*


COMPANIES HOUSE


0533
16/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Ltd Part ID: 601, Desig: PERNY Address Capstan House One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 300,000
Name Pershing Keen Nominees Ltd Part ID: 601, Desig: LDCLT Address Capstan House One Clove Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 41,838
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 341,838

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed ATCORY **Date** 15 JUNE 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1093/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2005 MAY 17 A 8: 02

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	02	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	550		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	



532
COMPANIES HOUSE
16/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 550
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 550

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tooley **Date** 15 JUNE 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1065/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,000	337	240
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
J363
23/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,577
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,577

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A Tocky **Date** 22 JUNE 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1080/OPD Tel: 01903 833250

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	07	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			



COMPANIES HOUSE

23/06/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKM **Date** 22 JUNE 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1092/OPD Tel: 01903 833250

DX number DX exchange



Companies House
for the record

RECEIVED
2005 MAY 17 A 8:22

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 04187346

Company Name in full CSR plc

	Day	Month	Year		Day	Month	Year
Date of appointment	0 1	0 7	2 0 0 5	†Date of Birth	1 0	0 3	1 9 4 7

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Anthony Edwin Charles Glen

Surname: Carlisle

Previous Forename(s): Previous Surname(s):

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† **Usual residential address**: The Bank, Eighteen and One Half, Sekforde Street,

Post town: London Postcode: EC1R 0HL

County / Region: Country: England

†Nationality: British †Business occupation: Director

†Other directorships (additional space overleaf): Incepta Group plc

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature [signature] **Date** 6 July 2005

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 07 JULY 2005

(** ~~a director~~ / secretary / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

B N Gladden, Company Secretary, CSR plc
Churchill House, Cambridge Business Park, Cowley Road, Cambridge,
CB4 0WZ Tel 01223 692168
DX number N/A DX exchange N/A

COMPANIES HOUSE 08/07/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form April 2002

Company Number

† Directors only. †Other directorships

NOTES
Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.
Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY 17 A 8:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	08	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,626	2000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE

u310
13/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,626
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,626

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TCCKH **Date** 12 JULY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1080/OPD Tel: 01903 833250

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,508	11,982	18,940
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.53667	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
13/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 35,430
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 35,430

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. DICKY **Date** 12 JULY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1080/OPD Tel: 01903 833250

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	20	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,000		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.156333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	2,000
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	2,000
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A. TOCCY **Date** 12 JULY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE CB4 0WZ

ESP-EXEC/E1080/OPD Tel: 01903 833250

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2005 NOV 17 A 8:32

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,500		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
J303
13/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,500

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocku **Date** 12 JULY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1080/OPD Tel: 01903 833250

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	20,000	4,822	7,200
Nominal value of each share	0.01p	0.01p	0.01p
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd. Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 32,022
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 32,022

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. DOCY **Date** 12 JULY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSL PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E106/OPD Tel: 01903 833250

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1648	4750	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	101.0000p	238.5000p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



0307
13/07/05
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED Part ID OMKAV Address THE CAUSEWAY WORTHING WEST SUSSEX UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,398
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,398

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCK **Date** 12 JULY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E112 Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,250		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
13/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex	UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 7,250
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted TOTAL	Number allotted 7,250

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. TOOLEY **Date** 12 JULY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E208/OPD Tel: 01903 833250

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2024	300	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	101.0000p	50.3333p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
0304
13/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name LLOYDS TSB REGISTRARS CORPORATE NOMINEE LIMITED Part ID OMKAV Address THE CAUSEWAY WORTHING WEST SUSSEX UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,324
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,324

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKEY **Date** 12 JULY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E462 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	29	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	674		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 674
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 674

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCRM **Date** 13 JULY 2005

~~A director / secretary / administrator /~~ administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2500

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCCM **Date** 13 JULY 2005

~~A director / secretary / administrator~~ / administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CBR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1070		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.3850000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares Allotted Ordinary	Number allotted 1,070
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,070

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. TOCKY **Date** 13 JULY 2005

A ~~director / secretary / administrator /~~ administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSP PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	06	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4000	**986**	**3832**
Nominal value of each share	£0.01	**£0.01**	**£0.01**
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	**£1.010000**	**£1.025000**

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 8,818
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,818

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCCM **Date** 13 JULY 2005

A ~~director / secretary / administrator~~ / administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2005 MAY 17 A 8:23

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	01	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	350		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
0726
14/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 350
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 350

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A.TOOLEY **Date** 13 JULY 2005

A director / ~~secretary~~ / ~~administrator~~ / administrative receiver / ~~receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	400,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each Share *(including any share premium)*	£0.053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)



0121
COMPANIES HOUSE
20/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Productive Nominees Limited A/C CERTSOLD part ID 407 Address 1 Curzon Street, London UK Postcode W1J 5UB	Class of shares allotted Ordinary	Number allotted 400,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **400,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocky **Date** 15 JULY 2005

A director / ~~secretary / administrator /~~ administrative receiver / ~~receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/JW/818 Tel: 01903 833436

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	11	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3000	4307	3500
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A53
COMPANIES HOUSE
0217
27/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 10807
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10807

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKU **Date** 26 JULY 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSP PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	831	1800	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£0.50330	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A53
COMPANIES HOUSE
0216
27/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2631
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2631

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Dolly **Date** 20 JULY 2005

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2005 MAY 17 A 8:53

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	12	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2400		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
0581
28/07/05

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2400

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 27 JULY 05

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	6	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,920	11,617	5,000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			


A19
COMPANIES HOUSE
0592
30/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 20,537
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 20,537

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TKKY **Date** 29 JULY 05

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

CHFPO83

88(2)

Return of Allotment of Shares

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	7	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,435	390	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A19
COMPANIES HOUSE
0591
30/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,825
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,825

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocky **Date** 29 JULY 05

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	288	2,540	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
0590
30/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,828
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,828

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A DICKY **Date** 29 JULY 05

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/E1009/OPD Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	15	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	480	600	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf 1080

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A19
COMPANIES HOUSE
0588
30/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,080
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,080

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A JOICY **Date** 29 JULY 05

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/E1009/OPD Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY 17 A 8:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	14	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,950	8920	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



0589
COMPANIES HOUSE
30/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 13,870
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,870

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TUCKER **Date** 29 JULY 05

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,000	4,200	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A1
0587
COMPANIES HOUSE
30/07/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,000
Name Andrei Popescu Address 19 Manhattan Drive Cambridge UK Postcode CB4 1JL	Class of shares allotted Ordinary	Number allotted 4,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,200

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Pocu Date 29 JULY 05

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	337	1983	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£0.053700	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



0226
COMPANIES HOUSE
02/08/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2320
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2320

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A Dcey **Date** 1 AUGUST 2005

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	200,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A0UGC7HK
A42
0227
COMPANIES HOUSE
02/08/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Productive Nominees Limited A/C CERTSOLD part ID 407 Address 1 Curzon Street, London UK Postcode W1J 5UB	Class of shares allotted Ordinary	Number allotted 200,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **200,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 1 AUGUST 2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/JW/1248 Tel: 01903 833436
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,079		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A55
COMPANIES HOUSE
04/08/05

charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name L R Nominees Limited A/C NOMINEE Part ID 160 Address Lloyds TSB Registraras, Custody Dept, Princess House, 1 Suffolk Lane, London UK Postcode EC4R 0AN	Class of shares allotted Ordinary	Number allotted 2,079
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,079**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKU **Date** 3 AUGUST 2005

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD CAMBRIDGE, CB4 0WZ
ESP-EXEC/JW/1287 Tel: 01903 833436
DX number DX exchange

'LEASE COMPLETE IN
.YPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	28	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,398	337	630
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£1.0250000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE 06/08/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares Allotted Ordinary	allotted 9,365
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted	Number allotted
Name Address UK Postcode	Class of shares Allotted **TOTAL**	Number allotted **40,509**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocky **Date** 5 August 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	28	07	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,944	3,200	20,000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£0.053766	£0.156666

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 31,144
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed A·TICKELL **Date** 5 AUGUST 2005

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK

COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	02	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	46,399	12,000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£0.503333	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
17/08/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 58,399
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 58,399

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A. TOCCY **Date** 16 AUGUST 05

~~A director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	03	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,800	80	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A33
COMPANIES HOUSE
0550
17/08/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	ORDINARY	10,880
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**10,880**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A Tocku **Date** 16 AUGUST 05

A ~~director / secretary~~ / administrator / ad~~ministrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	12	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	743	760	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A5
COMPANIES HOUSE
0588
18/08/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	ORDINARY	1,503
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,503
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A ICCU **Date** 17 AUGUST 05

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	224	8,750	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES
18/08/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 8,974
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,974

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKU **Date** 17 AUGUST 05

~~A director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE. CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED
2006 MAY 17 A 9:27

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
0338
19/08/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. TOCKU **Date** 18 AUGUST 2005

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A25
COMPANIES HOUSE
0146
31/08/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCLH **Date** 30 AUGUST 05

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 500

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOKU **Date** 30 AUGUST 05

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	08	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	25,000	2,950	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A2 COMPANIES HOUSE 0145 31/08/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 27,950
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 27,950

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A. Tocky **Date** 30 AUGUST 05

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
05	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	21,900	1,011	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

[redacted]
ED1 ~~0196~~
COMPANIES HOUSE 13/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted **ORDINARY**	Number allotted **22,911**
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **22,911**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKY **Date** 9 SEPTEMBER 05

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person Companies House should* contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	06	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7900	3420	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.0536665	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	ORDINARY	11,320
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	11,320
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKY **Date** 9 SEPTEMBER 05

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	02	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A47
COMPANIES HOUSE
0382
13/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	ORDINARY	500
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	500
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCCU **Date** 9 SEPTEMBER 05

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	147,000	352,998	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.0033	£0.0537	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A47
A7CHDBN4
0383
COMPANIES HOUSE
13/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ ***DX 33050 Cardiff***
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited: Part ID 142GW Address 20 Moorgate London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 499,998
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **499,998**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed A. Tocku **Date** 9 September 05

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LloydsTSB Registrars, The Causeway, Worthing, West Sussex
CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP/EXEC/MDG/E2259 Tel: 01903 833264
DX number DX exchange



Companies House
for the record

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 04187346

Company Name in full CSR PLC

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 21 Month 09 Year 2005

Name *Style / Title: Mr — *Honours etc:

Forename(s): Glenn

Surname: Collinson

† Date of Birth — Day 23 Month 06 Year 1963

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

56 High Street

Post town: Chippenham, Ely

County / Region: Cambridgeshire — Postcode: CB7 5PP

Country: England

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 21/09/05

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

B Gladden, CSR plc, Churchill House, Cambridge Business Park, Cambridge CB4 0WZ

Tel 01223 692168

DX number — DX exchange

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY 17 A 8:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,040	50,050	3,000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.3850000	£0.0536665

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A10
A49JZ91F
0228
COMPANIES HOUSE
27/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and shar[...]lotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	[...]umber allotted 66,090
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 66,090

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. Dick **Date** 26 September 05

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY 17 A 9:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	08	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3000	1686	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.025000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A10
A49JX91D
0250
COMPANIES HOUSE
27/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	ORDINARY	4,686
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	4,686
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A DICKY **Date** 26 SEPTEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


0229
COMPANIES HOUSE
27/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 13,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKEY **Date** 26 SEPTEMBER 2005

A ~~director / secretary / administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	16	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	793	1600	5,650
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.3850000	£0.503333

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A49K091H
0227
27/09/05
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 8,043
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,043

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. Dickey **Date** 26 September 05

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	20	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	15,452	6,890	5,200
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.3850000	£0.503333

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A49K19
0226
COMPANIES HOUSE
27/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

ompanies House, Crown Way, Cardiff CF14 3UZ ***DX 33050 Cardiff***
or companies registered in England and Wales

mpanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 27,542
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 27,542

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tyler **Date** 26 SEPTEMBER

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number | 4187346

Company name in full | CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	22	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	100,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.0033		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



0447
COMPANIES HOUSE
28/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited A/C LDCLT Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 100,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **100,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. TOCKEY Date 27 SEPTEMBER 05

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/JW/2769 Tel: 01903 833436

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



0332
COMPANIES HOUSE
30/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted **ORDINARY**	Number allotted **1500**
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1500**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCCH **Date** 29 September 2005

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person Companies House should* contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number *DX exchange*

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY 17 A 8:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	21	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,350	1,300	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			


A20
COMPANIES HOUSE
0331
30/09/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	ORDINARY	4650
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	4650

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 29 September 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give t[redacted]e, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR Plc, Churchill House Cambridge Business Park,
Cowley Road Cambridge, CB4 0WZ
ESP-EXEC/E1009/OPD Tel: 01903 833874
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	29	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	50,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.1563		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	


A6407868 0359
COMPANIES HOUSE 04/10/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name L R Nominees Limited : Part ID 160: Desig NOMINEE Address Lloyds TSB Registrars,Custody Dept,Princess House 1 Suffolk Lane, London	Class of shares allotted Ordinary	Number allotted 50,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **50,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed A Todd **Date** 3 October 05

A ~~director / secretary /~~ administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LloydsTSB Registrars, The Causeway, Worthing, West Sussex
CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP/EXEC/MDG/E2965 Tel: 01903 833264

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2005 MAY 17 A 8:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

88(2)

Return of Allotment of Shares

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	25,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
0717
08/10/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted **ORDINARY**	Number allotted **25,000**
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **25,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocku **Date** 4 OCTOBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E1009/OPD Tel: 01903 833874

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY 17 A 9:29

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

1 of 2 pages

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	147000	352998	2850
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share *(including any share premium)*	£0.0033	£0.0537	£0.5033

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A54 COMPANIES HOUSE 451 06/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed A. [signature] **Date** 5 OCTOBER 05

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex
CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP/EXEC/MDG/E2671 Tel: 01903 833264

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

2 of 2 pages

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	14204	300000	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£2.3850	£0.1563	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A54 452
COMPANIES HOUSE 06/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Pershing Keen Nominees Limited : Part ID 601 , Desig LDCLT Address: Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	517,052
Name: Pershing Keen Nominees Limited : Part ID , Desig PERNY Address: Capstan House, One Clove Crescent, East India Dock London UK Postcode E14 2BH	Ordinary	300,000
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode	Total	817,052

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [illegible] **Date** 5 OCTOBER

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please gi[illegible] address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Lloyds TSB Registrars, The Causeway, Worthing, West Sussex
CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP/EXEC/MDG/E2671 Tel: 01903 833264
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,628	4,100	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.3850000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A21
0745
COMPANIES HOUSE
11/10/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 6,728
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,728

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. Dory **Date** 10 OCTOBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please gi[illegible]ame, address, telephone [illegible]mber and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E3007/OPD Tel: 01903 833345

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	359	190	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.3850000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A21
0746
COMPANIES HOUSE
11/10/05

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	ORDINARY	549
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
	TOTAL	549

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 10 October 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please [redacted] telephon[redacted] and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E3107/OPD Tel: 01903 833345

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	780	1452	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


487
COMPANIES HOUSE
12/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 2,232
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,232

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 11 OCTOBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E3148/OPD Tel: 01903 833345

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	03	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	412		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted **ORDINARY**	Number allotted **412**
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **412**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocky **Date** 11 October 2005

~~A director~~ / ~~secretary~~ / administrator / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E3112/OPD Tel: 01903 833345

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A37
737
COMPANIES HOUSE
13/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 9000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. Tocku **Date** 12 OCTOBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E3173/OPD Tel: 01903 833345

DX number DX exchange

* TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	11	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	24,750	1,280	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£2.3850	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A25
COMPANIES HOUSE
350
15/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mike Norman Address 76 HYDEWOOD ROAD LITTLE YELDHAM, HALSTEAD, ESSEX UK Postcode C09 4QX	Class of shares allotted Ordinary	Number allotted 26,030
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **26,030**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. Tocky **Date** 14 October 05

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/JW/2769 Tel: 01903 833436

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	09	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1600		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A33
57
COMPANIES HOUSE
18/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 1,600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,600

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKLEY **Date** 17 October 2005

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give [illegible] telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/OPD/E2469 Tel: 01903 833345

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	11	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	200		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


Con
Th
251
COMPANIES HOUSE
20/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

mpanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
companies registered in England and Wales

npanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted **ORDINARY**	Number allotted **200**
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **200**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCCU **Date** 19 OCTOBER 05

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E3344/OPD Tel: 01903 833345

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2210	288	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted ORDINARY	Number allotted 2498
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2498

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A Tocku **Date** 27 OCTOBER 2005

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E3531/OPD Tel: 01903 833345

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	200,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	


590
COMPANIES HOUSE
29/10/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Productive Nominees Limited Part ID 407, Designation 407 Address 1 Curzon Street, London UK Postcode W1J 5UB	Class of shares allotted Ordinary	Number allotted 200,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **200,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TCCKU **Date** 28 OCTOBER 2005

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/JW/2769 Tel: 01903 833436
DX number DX exchange

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted **ORDINARY**	Number allotted **1500**
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1500**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKM **Date** 1 NOVEMBER 2005

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E3610/OPD Tel: 01903 833345

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2005 MAY 17 A 0:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	31	10	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A48
COMPANIES HOUSE
08/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

ɔmpanies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
ɔr companies registered in England and Wales

ɔmpanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
ɔr companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2000
Name Mr. Peter Andrew Flittner Address Mill Farm, Winfarthing Road, Banham, Norfolk UK Postcode NR16 2DH	Class of shares allotted Ordinary	Number allotted 4000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **6000**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocky **Date** 7 November 2005

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E3733/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 MAY 17 A 8:24

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	01	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	589	590	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A03
COMPANIE
10/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	1179
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**1179**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKEY **Date** 8 NOVEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/E3747/OPD Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,000	6,519	337
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£1.025000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


HOUSE
634
11/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	10,856
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**10,856**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCCU **Date** 9 NOVEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E3776/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	65,000	10,000	1,680
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£0.53666	£1.010000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



632
COMPANIES HOUSE
11/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 66,680
Name Mr Peter Flittner Address Mill Farm, Winfarthing Road Banham Norfolk UK Postcode NR16 2DH	Class of shares allotted Ordinary	Number allotted 10,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **76,680**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A Tocku **Date** 10 November 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E5/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	29,252	19,980	1,000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



295
COMPANIES HOUSE
15/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	50,232
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**50,232**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKU **Date** 14 NOVEMBER 2005

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E9/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	112	80	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A37
COMPANIES HOUSE
293
15/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details		Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex	UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 192
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted	Number allotted
Name Address	UK Postcode	Class of shares allotted **TOTAL**	Number allotted **192**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocku **Date** 14 November 05

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E19/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From: Day	Month	Year	To: Day	Month	Year
	08	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	8,500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
16/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 8,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **8,500**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKU **Date** 15 NOVEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ESP PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E26/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	27,000	23,712	22,400
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A07
COMPANIES HOUSE
42
18/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 61,791
Name Mr Gordon Robert Petrie Address 14 Highfield Avenue Cambridge UK Postcode CB4 2AL	Class of shares allotted Ordinary	Number allotted 11,321
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **73,112**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A. Tckey **Date** 17 November 05

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/E35/OPD Tel: 01903 833393
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	09	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,500	28,792	8,000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503667	£1.010000	£1.025000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A07
COMPANIES HOUSE
18/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 9,313
Name L R Nominees Limited Part ID 160 Address Lloyds TSB Registrars, Custody Dept Princess House, I Suffolk Lane London UK Postcode EC2R 0AN	Class of shares allotted Ordinary	Number allotted 34,539
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **43,852**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed A TCKCU **Date** 17 NOVEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E28/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2006 MAY 17 A 8:55

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Page 2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,560		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A07
COMPANIES HOUSE
43
18/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocki **Date** 17 November 05

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E28/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,800		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A57
616
COMPANIES HOUSE
23/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,800
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,800**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKLI **Date** 22 NOVEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E49/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED
2005 MAY 17 A 9:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	11	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,250		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.53667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A60 COMPANIES HOUSE 590 23/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	9,250
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**9,250**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 22 NOVEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/E39/OPD Tel: 01903 833393
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	60,000	750	680
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.0033335	£0.5033330	£1.010000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



HOUSE
589
23/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
r companies registered in England and Wales

ompanies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
or companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 61,430
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **61,430**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A-TOKRY **Date** 22 NOVEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E46/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED
2006 MAY 17 A 8:5?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.5033		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
25/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name L R Nominees Limited A/C NOMINEE Part ID 160 Address Lloyds TSB Registrars, Custody Dept, Princess House, 1 Suffolk Lane, London UK Postcode EC4R 0AN	Class of shares allotted Ordinary	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocci **Date** 24 November 2005

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR Plc, Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ

ESP-EXEC/JW/4195 Tel: 01903 833262

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	375	380	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A32
338
COMPANIES HOUSE
25/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	755
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**755**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCEY **Date** 24 NOVEMBER 2005

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/E56/OPD Tel: 01903 833393
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	18	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,072	10,540	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.0100	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A49
226
COMPANIES HOUSE
26/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 18,612
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **18,612**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 25 NOVEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the [illegible] address, telephone [illegible] a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E64/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	97,100		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			



ALRRZATF
A43
61
COMPANIES HOUSE
30/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Productive Nominees Limited (Desig: CERTSOLD Part Id: 407) Address 1 Curzon Street London UK Postcode : W1J 5UB	Class of shares allotted Ordinary	Number allotted 97,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **97,100**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. TOCKLEY **Date** 25 NOVEMBER 2005

~~A director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/LB/4282 Tel: 01903 833017

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	22	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,298	550	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.01000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A43
COMPANIES HOUSE
63
30/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 7,848
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **7,848**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocky **Date** 29 NOVEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E79/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,000	4,700	15,680
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£1.01000	£1.025000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A43
ALRS0ATH
60
COMPANIES HOUSE
30/11/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 31,380
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **31,380**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A ROCKY **Date** 29 NOVEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give [redacted] telephone number [redacted], a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E72/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2005 MAY 17 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	24	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,900	3,362	14,000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
03/12/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 21,262
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **21,262**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKY **Date** 2 DECEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give [redacted] telephone [redacted] a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E90/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	25	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.156333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



580
COMPANIES HOUSE 07/12/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tickey **Date** 5 December 05

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E95/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	29	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	600		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 600
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **600**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] **Date** 12 December 2005

A ~~director / secretary /~~ administrator / ~~administrative receiver /~~ receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E109/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

CHFPO83

88(2)

Return of Allotment of Shares

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	337		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
169
14/12/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 337
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **337**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tocher **Date** 12 December 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / rece~~iver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E102/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.5033		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
164
14/12/2005

This form ... charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name L R Nominees Limited A/C NOMINEE Part ID 160 Address Lloyds TSB Registrars, Custody Dept, Princess House, 1 Suffolk Lane, London UK Postcode EC4R 0AN	Class of shares allotted Ordinary	Number allotted 5,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKU **Date** 12 DECEMBER 05

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/JW/4607 Tel: 01903 833262

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	02	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,240		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
165
14/12/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,240
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,240**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocken **Date** 12 December 2005

~~A director / secret~~ary / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E127/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

CHFP083

88(2)

Return of Allotment of Shares

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	30	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	54,500	1,360	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 55,860
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **55,860**

Please enter the number of continuation sheet(s) (if any) attached to this form :



Signed _______________ **Date** 12 December 2005

A ~~director /~~ secretary / administrator / ~~administrative receiver /~~ receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E113/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.1563		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

ED1 [illegible] 198
COMPANIES HOUSE 14/12/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited A/C PERNY Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 300,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **300,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. TOCKU **Date** 12 December 05

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/JW/4609 Tel: 01903 833262

DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	50,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


175
14/12/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 50,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **50,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocky **Date** 12 December 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, [redacted] telephone number and [redacted] a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 OWZ

ESP-EXEC/E129/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	06	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	941	41,000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503667	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 41,941
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **41,941**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocely **Date** 14 December 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK, COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E135/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	11	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	120,470	30,000	220,470
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share *(including any share premium)*	£0.0033	£0.5033	£0.0537

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited (Desig: LDCLT Part Id: 601)	Class of shares allotted	Number allotted
Address Capstan House	Ordinary	370,940
One Clove Crescent East India Dock London		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**370,940**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKY **Date** 14 DECEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ
ESP-EXEC/LB/4298 Tel: 01903 833017
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,530	3,080	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,610
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **5,610**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A. Dicky **Date** 15 December 2005

A ~~director~~ / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the [redacted] address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, CHURCHILL HOUSE, CAMBRIDGE BUSINESS PARK,
COWLEY ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/E156/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2005 MAY 17 A 8:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	07	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,000	10,530	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503667	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A20
340
COMPANIES HOUSE
17/12/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 12,530
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 12,530

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. Tocky **Date** 15 December 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, Churchill House, Cambridge Business Park, Cowley Road, Cambridge, CB4 0WZ

ESP-EXEC/E145/OPD Tel: 01903 833393

DX number DX exchange


Companies House
for the record

287

Change in situation or address of Registered Office

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 4817346

Company Name in full CSR plc

New situation of registered office

NOTE:

The change in the situation of the registered office does not take effect until the Registrar has registered this notice.

For 14 days beginning with the date that a change of registered office is registered, a person may validly serve any document on the company at its previous registered office.

PO Box numbers only are not acceptable.

Address	Unit 400, Cambridge Science Park,
	Milton Road
Post town	Cambridge,
County / Region	Cambridgeshire
Postcode	CB4 0WH



Signed **Date** 16·12·05

† a ~~director~~ / secretary / ~~administrator / administrative receiver / liquidator / receiver manager / receiver~~

† Please delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

B Gladden	
Unit 400, Cambridge Science Park, Milton Road, Cambridge	
CB4 0WZ	Tel 01223 292168
DX number	DX exchange


A08
COMPANIES HOUSE
554
17/12/2005

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales **or**
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
for companies registered in Scotland **or LP - 4 Edinburgh 2**

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 MAY 17 A 8:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,200		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COM
268
22/12/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 10,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **10,200**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKU **Date** 21 DECEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E170/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
13	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,193		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



AONDNBFB
A86
255
COMPANIES HOUSE
22/12/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mrs Pam Van Aswegen Address 109 High Street, Swaffham Bulbeck, Cambridge UK Postcode CB5 0LX	Class of shares allotted Ordinary	Number allotted 1,193
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,193**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A Tocky **Date** 21 DECEMBER 2005

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Co[illegible] should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/JW/4813 Tel: 01903 833262

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	29350		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.1563		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A121
ANFAXBGA
527
COMPANIES HOUSE
23/12/2005

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSDL Nominees Limited : Part ID 33X24 Address Trinity Road Halifax UK Postcode HX1 2RG	Class of shares allotted Ordinary	Number allotted 29,350
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **29,350**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [illegible signature] **Date** 22 December 05

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.
ESP/EXEC/MDG/E4889 Tel: 01903 833262

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	50,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A53
COMPANIES HOUSE
496
05/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr Michael Leslie Shone Address Delamead Onslow Road Sunningdale, Ascot, Berkshire UK Postcode SL5 0HW	*Class of shares allotted* Ordinary	*Number allotted* 50,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares *allotted*	Number *allotted*
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **50,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. [signature] **Date** 3 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number, if available, a DX number and exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WZ

ESP-EXEC/LB/4858 Tel: 01903 833262

DX number *DX exchange*

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 MAY 17 A 8:25

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	28	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A01
COMPANIES HOUSE
185
07/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 6 JANUARY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, [illegible] telephone [illegible] available, a DX number and exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E226/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

CHFPO83

88(2)

Return of Allotment of Shares

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	23	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,200		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A01
COMPANIES HOUSE
184
07/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,200
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,200**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOOKEY **Date** 6 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E225/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	14	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,000	148	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.0250	£0.5033	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A34
395
COMPANIES HOUSE
12/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name L R Nominees Limited A/C NOMINEE Part ID 160 Address Lloyds TSB Registrars, Custody Dept, Princess House, 1 Suffolk Lane, London UK Postcode EC4R 0AN	Class of shares allotted Ordinary	Number allotted 4,148
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **4,148**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 9 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/LB/4858 Tel: 01903 833262

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 JAN 17 A 8:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	29	12	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,500		
Nominal value of each share	0.1p 0.001p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

A20 COMPANIES HOUSE 663 13/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Mr Torben Bredkjaer Address Tyttebaervej 9, 9530 Stoevring, Denmark UK Postcode	Class of shares allotted Ordinary	Number allotted 2,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 10 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E5273 Tel: 01903 833250

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	03	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,000	2,148	3,330
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A20 565
COMPANIES HOUSE 13/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 8,478
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **8,478**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A Tuckl **Date** 10 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if applicable, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E234/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	04	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	187	150	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A20
661
COMPANIES HOUSE
13/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 337
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **337**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. Tocky **Date** 11 January 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E249/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name L R Nominees Limited A/C NOMINEE Part ID 160 Address Lloyds TSB Registrars, Custody Dept, Princess House, 1 Suffolk Lane, London UK Postcode EC4R 0AN	Ordinary	25,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	25,000

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 12 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/JW/5472 Tel: 01903 833017
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	05	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	20,000	5,319	7,630
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 32,949
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **32,949**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCCI **Date** 12 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E251/OPD Tel: 01903 833393

DX number DX exchange



Companies House

for the record

288c

CHANGE OF PARTICULARS for director or secretary *(NOT for appointment (use Form 288a) or resignation (use Form 288b))*

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 04817346

Company Name in full CSR plc

Changes of particulars form — *Complete in all cases*

	Day	Month	Year
Date of change of particulars	2 0	1 2	2 0 0 5

Name *Style / Title: Mr — *Honours etc:

Forename(s): Brett Nicholas

Surname: Gladden

	Day	Month	Year
† Date of Birth	1 5	0 1	1 9 6 6

Change of name *(enter new name)* Forename(s):

Surname:

Change of usual residential address †† *(enter new address)*

4 Garden Close, Great Barton

Post town: Bury St Edmunds

County / Region: Suffolk — Postcode: IP31 2SY

Country: United Kingdom

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

Other change *(please specify)*

A serving ~~director~~, secretary etc must sign the form below.

Signed [signature] **Date** 12/1/06

(** ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
**Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

B GLADDEN UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON RD, CAMBRIDGE CB4 0WH Tel 01223 692168

DX number — DX exchange



When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Form 10/03

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	09	01	20065			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,800	330	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 12,130
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 12,130

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocky **Date** 17 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE BUSINESS PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E268/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	11	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,863	1,750	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A59
COMPANIES HOUSE
441
20/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 13,244
Name Mr Allan Peden Address 23 Pilgrims Hill Linlithgow UK Postcode EH49 7LN	Class of shares allotted Ordinary	Number allotted 369
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 13,613

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. TOCICM **Date** 18 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E282/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2006 MAY 17 A 8:25

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,150	2,040	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£2.385000	

5190

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



634
21/01/2006
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,190
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,190

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A·TODD **Date** 20 JANUARY 2006

~~A director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E297/OPD Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2006 MAY 17 A 8:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	17	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A53
COMPANIES HOUSE
93
27/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 300

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKU **Date** 24 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E308/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	18	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 300

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tory **Date** 26 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR Plc, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE. CB4 0WH.

ESP-EXEC/E311/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	20	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	980		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A50
COMPANIES HOUSE
290
27/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 980
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 980

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 26 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E318/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	23	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	640	31,200	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000	£0.503333	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



COMPANIES HOUSE
116
28/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name L R Nominees Limited A/C NOMINEE Part ID 160 Address Lloyds TSB Registrars, Custody Dept, Princess House, 1 Suffolk Lane, London UK Postcode EC4R 0AN	Ordinary	31,840
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	31,840

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A. Orey **Date** 27 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE CB4 0WH

ESP-EXEC/JW/5841 Tel: 01903 833017

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
19	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name *Address* UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,000

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCKU **Date** 27 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person* Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E315/OPD Tel: 01903 833393

DX number *DX exchange*

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2006 MAY 17 A 8:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	20	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A20
COMPANIES HOUSE
98
28/01/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 9,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,500

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKU **Date** 27 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE, CB4 0WH.
ESP-EXEC/E319/OPD Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,768	3,180	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



*AN1GCCJU
91
31/01/2006
A83
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 10,948
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 10,948

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 30 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E328/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED
2006 MAY 17 A 8:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	24	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,500	112	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A14
A4TCCCXR
420
COMPANIES HOUSE
01/02/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 8,612
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8,612

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKY **Date** 31 JANUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E336/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	25	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	112		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 112
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 112

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocky **Date** 1 February 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR Plc, Unit 400, Cambridge Science Park,
Milton Road, Cambridge, CB4 0WH
ESP-EXEC/E345/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2006 MAY 17 A 8:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	27	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,751	29,250	41,380
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A14
174
COMPANIES HOUSE
07/02/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 72,381
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 72,381

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 6 FEBRUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E355/OPD Tel: 01903 833393

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	30	01	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	492		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*



A36 400
COMPANIES HOUSE 09/02/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 492
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 492

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. Tocky **Date** 8 February 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query:

CSR Plc, Unit 400, Cambridge Science Park,
Milton Road, Cambridge, CB4 0WH.

ESP-EXEC/E362/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	20	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	395	1,400	390
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£1.025000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A49 270
COMPANIES HOUSE 28/02/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,185
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,185

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKY **Date** 27 FEBRUARY 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E448/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED
2006 MAY 17 A 8:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.156333333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees Limited A/C PERNY Part ID 601 Address Capstan House, One Clove Crescent, East India Dock, London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 300,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **300,000**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. Rocky **Date** 3 March 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/JW/6894 Tel: 01903 833017

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,100		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			



A49
527
COMPANIES HOUSE
07/03/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 6,100
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 6,100

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOOCY **Date** 10 MARCH 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E474/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,000	120	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.025000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



93
COMPANIES HOUSE
10/03/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,120
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,120

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCCY **Date** 8 MARCH 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E504/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

RECEIVED

2006 MAY 17 A 8:26

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88(2)

Return of Allotment of Shares

HFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	02	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,000	2,380	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A23 243
COMPANIES HOUSE 10/03/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 12,380
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 12,380

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCKU **Date** 8 MARCH 2006

A director ~~/ secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E492/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	08	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,500	3,500	680
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	



A25 *AXUY 627
COMPANIES HOUSE 21/03/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 8,680
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 8.680

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKY **Date** 20 MARCH 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E545/OPD Tel: 01903 833393

DX number DX exchange



Companies House
for the record

Please complete in typescript, or in bold black capitals.

CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 04187346

Company Name in full CSR plc

	Day	Month	Year
Date of termination of appointment	2 8	0 2	2 0 0 6

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

Please insert details as previously notified to Companies House.

NAME *Style / Title: Mr *Honours etc:

Forename(s): John Robert Stewart

Surname: Hodgson

	Day	Month	Year
†Date of Birth	2 2	0 7	1 9 4 3

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 20/3/06

** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver)~~

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Mr B N Gladden, Unit 400, Cambridge Science Park, Milton Road,
Cambridge, CB4 OWH
Tel 01223 692168
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	28	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,865		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	238.50p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


COMPANIES HOUSE
702
29/03/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name MR.CARSTEN ANDERSON Address MOLLESKOVEN 28 9260 GISTRUP DENMARK	Class of shares allotted Ordinary	Number allotted 3,865
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,865**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCCY **Date** 28 MARCH 06

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/JP7501 Tel: 01903 833004
DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number | 4187346

Company name in full | CSR PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*
	20	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,940	10,360	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A22
COMPANIES HOUSE
705
29/03/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 14,300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 14,300

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TCCKY **Date** 28 MARCH 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E618/OPD Tel: 01903 833393

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number | 4187346

Company name in full | CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	31	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.156333333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)



A54
COMPANIES HOUSE
420
05/04/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Pershing Keen Nominees limited a/c PERNY part ID 601 Address Capstan House, One Close Crescent, East India Dock London UK Postcode E14 2BH	Class of shares allotted Ordinary	Number allotted 300,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **300,000**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCCU **Date** 4 APRIL 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/7663 Tel: 01903 833262

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	31	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	374		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	



A54
COMPANIES HOUSE
419
05/04/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name: Mrs Pamela Van Aswegen Address: 109 Highstreet Swaffam Bulbeck Cambridge UK Postcode CB5 0LX	Class of shares allotted Ordinary	Number allotted 374
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **374**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tricky **Date** 4 APRIL 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/RP/7619 Tel: 01903 833208

DX number DX exchange

TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,100	171	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A55 *ABFHIED5*
COMPANIES HOUSE 546
07/04/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	*Class of shares allotted* Ordinary	Number allotted 1,271
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,271

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A Drew **Date** 6 APRIL 2006

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E671/OPD Tel: 01903 833573

DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
29	03	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	30,800	1,360	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 32,160
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 32,160

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOKKY **Date** 6 APRIL 06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give th[illegible] telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E681/OPD Tel: 01903 833573
DX number DX exchange

BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Page 1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	04	04	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,000		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)


A55
547
COMPANIES HOUSE
07/04/2006
charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Allan Bogeskov	Class of shares allotted	Number allotted
Address Enggardsgade 53, 9000 Aalborg, Denmark	Ordinary	5,000
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**5,000**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 6 APRIL 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, *telephone number* and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/ELA/7750 Tel: 01903 833208

DX number	DX exchange